UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 814-01301

MONROE CAPITAL INCOME PLUS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland	**83-0711022**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

311 South Wacker Drive, Suite 6400	
Chicago, Illinois	**60606**
(Address of Principal Executive Office)	(Zip Code)

(312) 258-8300

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	**N/A**	**N/A**

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

As of June 30, 2022, there was no established public market for the Registrant's common stock.

As of March 14, 2023, the registrant had 74,533,202 shares of common stock, $0.001 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the registrant's 2023 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of the Company's fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K as indicated herein.

TABLE OF CONTENTS

CERTAIN DEFINITIONS

Except as otherwise specified in this Annual Report on Form 10-K ("Annual Report"), the terms:

- "we," "us," "our" and the "Company" refer to Monroe Capital Income Plus Corporation, a Maryland corporation, and its consolidated subsidiaries;

- MC Advisors refers to Monroe Capital BDC Advisors, LLC, our investment adviser, a Delaware limited liability company and affiliate of Monroe Capital;

- MC Management refers to Monroe Capital Management Advisors, LLC, our administrator, a Delaware limited liability company and affiliate of Monroe Capital; and

- Monroe Capital refers to Monroe Capital LLC, a Delaware limited liability company, and its subsidiaries and affiliates.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of the statements in this Annual Report constitute forward-looking statements because they relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. The forward-looking statements contained in this Annual Report involve risks and uncertainties, including statements as to:

- our future operating results;

- our business prospects and the prospects of our portfolio companies;

- the dependence of our future success on the general economy and its impact on the industries in which we invest;

- the impact of global health epidemics, such as the current novel coronavirus ("COVID-19") pandemic, on our or our portfolio companies' business and the global economy;

- the impact of the Russian invasion of Ukraine on our portfolio companies and the global economy and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China;

- the impact of a protracted decline in the liquidity of credit markets on our business;

- the impact of changes in *London Interbank Offered Rate* ("LIBOR") or *Secured Overnight Financing Rate* ("SOFR") on our operating results;

- the impact of increased competition;

- the impact of rising interest and inflation rates and the risk of recession on our business prospects and the prospects of our portfolio companies;

- our contractual arrangements and relationships with third parties;

- the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

- actual and potential conflicts of interest with MC Advisors, MC Management and other affiliates of Monroe Capital;

- the ability of our portfolio companies to achieve their objectives;

- the use of borrowed money to finance a portion of our investments;

- the adequacy of our financing sources and working capital;

- the timing of cash flows, if any, from the operations of our portfolio companies;

- the ability of MC Advisors to locate suitable investments for us and to monitor and administer our investments;

- the ability of MC Advisors or its affiliates to attract and retain highly talented professionals;

- our ability to qualify and maintain our qualification as a regulated investment company and as a business development company; and

- the impact of future legislation and regulation on our business and our portfolio companies.

We use words such as "anticipates," "believes," "expects," "intends," "seeks," "plans," "estimates," "targets" and similar expressions to identify forward-looking statements. The forward-looking statements contained in this Annual Report involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in "Part I — Item 1A. Risk Factors" in this Annual Report.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statements in this Annual Report should not be regarded as a representation by us that our plans and objectives will be achieved.

We have based the forward-looking statements included in this Annual Report on information available to us on the date of this Annual Report, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements in this Annual Report, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the Securities and Exchange Commission (the "SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

PART I

ITEM 1. BUSINESS

FORMATION OF OUR COMPANY

We are a Maryland corporation formed on May 30, 2018. We are an externally managed closed-end, non-diversified specialty finance company organized to maximize the total return to our stockholders in the form of current income and capital appreciation through a variety of investments. On January 14, 2019, we elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). After our election to be regulated as a BDC, we elected to be treated as a regulated investment company ("RIC") under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2019. We currently qualify and intend to qualify annually to be treated as a RIC for U.S. federal income tax purposes.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards.

On June 27, 2018, we issued and sold 100 shares of common stock, par value $0.001, at an aggregate purchase price of $1 thousand ($10.00 per share) to MC Management, an affiliate of MC Advisors, our investment adviser. The sale of our common stock was approved by the unanimous consent of our Board of Directors (the "Board") at the time.

We are conducting our second best efforts, continuous private offering of our common stock to "accredited investors" in reliance on an exemption from the registration of the Securities Act (the "Second Private Offering"). At each closing, an investor will purchase shares of our common stock pursuant to a subscription agreement entered into with us. At each closing, investors will be required to fund their full subscription to purchase shares of our common stock. We commenced our loan origination and investment activities contemporaneously with the initial closing of an initial private offering (the "Initial Private Offering") on January 15, 2019 (the "Initial Closing Date"). On November 16, 2020, we held the final closing of our Initial Private Offering. In connection with the Initial Private Offering, we issued 13,557,496 shares of common stock to our investors for an aggregate purchase price of $133.1 million. In connection with the Second Private Offering, as of December 31, 2022, we have issued 59,914,707 shares of common stock to our investors for an aggregate purchase price of $601.7 million.

The following table summarizes the issuance of shares of our common stock pursuant to the Initial Private Offering (in thousands except shares and per share data):

Date	NAV Per Share	Shares Issued	Proceeds
Initial Private Offering:			
January 15, 2019	$10.00	1,017,500	$ 10,175
April 2, 2019	$10.00	1,596,600	15,966
April 4, 2019	$10.00	275,500	2,755
April 8, 2019	$10.00	21,000	210
July 1, 2019	$10.00	2,384,300	23,843
October 1, 2019	$10.00	1,527,500	15,275
January 2, 2020	$10.00	2,036,841	20,369
May 15, 2020	$ 9.29	1,580,867	14,686
August 17, 2020	$ 9.50	1,049,263	9,968
November 16, 2020	$ 9.60	2,068,125	19,854
Total		13,557,496	$133,101

The following table summarizes the issuance of shares of our common stock pursuant to the Second Private Offering (in thousands except shares and per share data):

Date	NAV Per Share	Shares Issued	Proceeds
Second Private Offering:			
March 15, 2021	$ 9.74	5,301,797	$ 51,639
May 18, 2021	$ 9.86	2,792,748	27,537
August 18, 2021	$ 9.94	6,086,569	60,500
November 17, 2021	$10.06	7,959,940	80,077
March 15, 2022	$10.10	12,173,590	122,953
May 17, 2022	$10.16	8,022,706	81,511
August 16, 2022	$10.10	8,681,792	87,686
November 15, 2022	$10.10	8,895,565	89,845
Total		59,914,707	$601,748

During 2022, we commenced a quarterly share repurchase program in which we intend to repurchase, in each quarter, up to 5% of the shares of common stock outstanding as of the close of the previous calendar quarter (the "Share Repurchase Program"), subject to the discretion of our Board. Any such repurchases are subject to approval by our Board, in its discretion, and the availability of cash to fund such repurchases. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders.

The following table summarizes the total shares repurchased that were validly tendered under the Share Repurchase Program and not withdrawn during the year ended December 31, 2022 (in thousands except shares and per share data):

Date	Price Per Share	Shares Repurchased	Total Cost
For the year ended December 31, 2022:			
April 15, 2022	$10.10	641,640	$ 6,480
June 16, 2022	$10.16	333,527	3,389
September 16, 2022	$10.10	139,216	1,406
December 15, 2022	$10.10	208,828	2,110
Total		1,323,211	$13,385

There were no shares repurchased prior to January 1, 2022.

OVERVIEW OF OUR BUSINESS

We are a specialty finance company that is focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada. We seek to provide investors with attractive risk-adjusted returns and downside protection associated with investing in asset-based and secured corporate private credit opportunities in a manner that is decoupled from public markets' volatility. We seek to provide attractive risk-adjusted returns and downside protection by investing primarily in secured private credit transactions and assets, targeting investments that have significant downside protection through a focus on asset coverage. We expect to invest primarily in: (i) senior secured and junior secured and unsecured loans, notes, bonds, preferred equity (including preferred partnership equity), convertible debt and other securities; (ii) unitranche secured loans (a combination of senior secured and junior secured debt in the same facility in which we syndicate a "first out" portion of the loan to an investor and retain a "last out" portion of the loan) and securities; (iii) asset-based loans and securities; (iv) small business loans and leases; (v) structured debt and structured equity; (vi) syndicated loans; (vii) securitized debt and subordinated notes of collateralized loan obligations ("CLO") facilities, asset-backed securities and other securitized products and warehouse loan facilities ("Securitized Products"); (viii) opportunities to acquire illiquid investments from other third-party funds as a result of liquidity constraints resulting from investor redemptions and market dislocations; and (ix) capital investments in the secondary markets.

We do not limit our investments to any particular industry or geographic area when investing in qualifying assets (as defined in Section 55(a) of the 1940 Act), which are expected to constitute at least 70% of our total assets. Subject to that requirement, we may also invest in issuers in the specialty finance, consumer finance, litigation finance, and commercial and residential real estate finance areas, as well as in fund finance, secondary opportunities in pooled investment funds managed by a third-party investment adviser and private equity or private debt fund-level financing backed by the residual value of third-party private equity or private debt fund portfolio companies. We seek to take advantage of the supply and demand gap in multiple segments of the private credit markets throughout an economic cycle.

We use Monroe Capital's extensive leveraged finance origination infrastructure and broad expertise in sourcing loans to invest in senior secured, unitranche secured and junior secured debt of middle-market companies. Our investment size will vary proportionately with the size of our capital base. We believe that our focus on lending to lower middle-market companies offers several advantages as compared to lending to larger companies, including more attractive economics, lower leverage, more comprehensive and restrictive covenants, more expansive events of default, relatively small debt facilities that provide us with enhanced influence over our borrowers, direct access to borrower management and improved information flow.

We expect that the companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national ratings agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor's system) from the national rating agencies.

Since the commencement of operations, we have grown the fair value of our portfolio of investments to approximately $1.5 billion at December 31, 2022. Our portfolio at December 31, 2022 consists of 152 different portfolio companies and holdings include senior secured loans, unitranche secured loans, junior secured loans and equity investments. As of December 31, 2022, our portfolio included approximately 85.1% senior secured loans, 8.7% unitranche secured loans, 3.0% junior secured loans and 3.2% equity securities. As of December 31, 2022, we have borrowed $357.4 million under our revolving credit facility (the "Credit Facility"), $100.0 million under our term loan credit facility (the "Term Loan") and $306.0 million on our 2022 asset-backed securitization (the "2022 ABS").

OUR INVESTMENT ADVISOR

Our investment activities are managed by our investment advisor, MC Advisors, pursuant to an investment advisory agreement (the "Investment Advisory Agreement"). MC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and their private equity sponsors, analyzing investment opportunities, structuring our investments and managing our investments and portfolio companies on an ongoing basis. MC Advisors was organized in February 2011 and is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

Under our Investment Advisory Agreement with MC Advisors, we pay MC Advisors a base management fee and an incentive fee for its services. While not expected to review or approve each investment, our independent directors periodically review MC Advisors' services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our Board, including the independent directors, consider whether our fees and expenses (including those related to leverage) remain appropriate.

MC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Monroe Capital's investment professionals. The senior management team of Monroe Capital, including Theodore L. Koenig and Lewis W. Solimene, Jr., provides investment services to MC Advisors pursuant to a staffing agreement, or the Staffing Agreement, between MC Management, an affiliate of Monroe Capital, and MC Advisors. Messrs. Koenig and Solimene, Jr. have developed a broad network of contacts within the investment community and average approximately 40 years of experience investing in debt and equity securities of lower middle-market companies. In addition, Messrs. Koenig and Solimene, Jr. have extensive experience investing in assets that constitute our primary focus and have expertise in investing throughout all periods of the economic cycle. MC Advisors is an affiliate of Monroe Capital and is supported by experienced investment professionals of Monroe Capital under the terms of the Staffing Agreement. Monroe Capital's core team of investment professionals has an established track record in sourcing, underwriting, executing and monitoring transactions.

In addition to his role with Monroe Capital and MC Advisors, Mr. Koenig serves as an interested director. Mr. Koenig has more than 35 years of experience in structuring, negotiating and closing transactions on behalf of asset-backed lenders, commercial finance companies, financial institutions and private equity investors at organizations including Monroe Capital, which Mr. Koenig founded in 2004, and Hilco Capital LP, where he led investments in over 20 companies in the lower middle-market. Mr. Solimene Jr. has more than 40 years of experience in alternative investing, corporate finance, restructuring and special situations experience at organizations including Allstate Investments, Macquarie Capital (USA), Inc., Ernst & Young Corporate Finance, LLC and Banc of America Securities, LLC. Messrs. Koenig and Solimene Jr. are joined on the investment committee by Michael J. Egan, who is a senior investment professional at Monroe Capital. Mr. Egan has more than 35 years of experience in commercial finance, credit administration and banking at organizations including Hilco Capital, The CIT Group/Business Credit, Inc., The National Community Bank of New Jersey (The Bank of New York) and KeyCorp.

ABOUT MONROE CAPITAL

Monroe Capital, a Delaware limited liability company that was founded in 2004, is a leading lender to middle-market companies. As of January 1, 2023, Monroe Capital had approximately $15.9 billion in assets under management. Over its nineteen-year history, Monroe Capital has developed an established lending platform that we believe generates consistent deal flow from a network of proprietary relationships. Monroe Capital's assets under management are comprised of a diverse portfolio of over 500 current investments that were either originated directly by Monroe Capital or sourced from Monroe Capital's third-party relationships. From Monroe Capital's formation in 2004 through December 31, 2022, Monroe Capital's investment professionals invested in over 1,700 loans and related investments in an aggregate amount of over $33.0 billion. The senior investment team of Monroe Capital has developed a proven investment and portfolio management process that has performed through multiple market cycles. In addition, Monroe Capital's investment professionals are supported by a robust infrastructure of administrative and back-office personnel focused on compliance, operations, finance, treasury, legal, accounting and reporting, marketing, information technology and office management.

INVESTMENT STRATEGY

Our investment objective is to provide stockholders with attractive risk-adjusted returns with the downside protection associated with investing in asset-based and secured corporate private credit opportunities in a manner that is decoupled from public markets' volatility. We seek to provide attractive risk-adjusted returns and downside protection by investing primarily in secured private credit transactions and assets, targeting investments that have significant downside protection through a focus on asset coverage. We invest primarily in: (i) senior secured and junior secured and unsecured loans, notes, bonds, preferred equity (including preferred partnership equity), convertible debt and other securities; (ii) unitranche secured loans (a combination of senior secured and junior secured debt in the same facility in which we syndicate a "first out" portion of the loan to an investor and retain a "last out" portion of the loan) and securities; (iii) asset-based loans and securities; (iv) small business loans and leases; (v) structured debt and structured equity; (vi) syndicated loans; (vii) securitized products; (viii) opportunities to acquire illiquid investments from other third-party funds as a result of liquidity constraints resulting from investor redemptions and market dislocations; and (ix) capital investments in the secondary markets. We do not target any specific industry, however, as of December 31, 2022, our investments in the Healthcare & Pharmaceuticals; Services: Business; and High Tech Industries represented approximately 14.4%, 12.6% and 12.3% respectively, of the fair value of our portfolio.

Qualifying assets (as defined in Section 55(a) of the 1940 Act and discussed in "— *Regulation*" below), which generally must constitute at least 70% of our total assets. Subject to that requirement, we may also invest in issuers in the specialty finance, consumer finance, litigation finance, and commercial and residential real estate finance areas, as well as in secondary opportunities in pooled investment funds managed by a third-party investment adviser and private equity fund-level financing backed by the residual value of third-party private equity fund portfolio companies. We seek to take advantage of the supply and demand gap in multiple segments of the private credit markets throughout an economic cycle.

We may pursue out-of-favor sectors where we can acquire investments at a significant discount to the fundamental value of an issuer's underlying assets, such as situations where an issuer has liquidity issues, limited refinancing choices, is under time pressure, or has a complicated or faulty capital structure; companies undergoing, or considered likely to undergo, reorganizations; and other pooled investment funds that are dedicated to investing in certain or all of the foregoing.

We have a broad and flexible investment program that allows for maximum flexibility to move quickly and efficiently on sectors and opportunities as economic conditions warrant. This adaptability should facilitate our efforts to seek out inefficiencies and mispricings in markets and in investment arenas in which there is a shortage of financing options. A key advantage is our ability to shift exposures as markets change and the economic cycle fluctuates, and to capitalize on attractive opportunities and strategies wherever and whatever they might be.

We employ a conviction-based approach when allocating capital within our portfolio. Rather than equally weighting each investment, factors such as perceived organizational risk, team risk, strategy risk and legal risk in comparison to the potential return and diversification benefits associated with a particular investment or strategy will heavily influence commitment amounts to each underlying transaction. In the event of downturns in the economic cycle, our investment strategy gives us the flexibility to shift investment allocations to areas with the highest risk adjusted return potential.

Our investment strategy includes the following:

Protection of Capital: We focus on the safety and protection of invested capital through Monroe Capital's comprehensive underwriting process. Depending on the type of transaction, the loan may have structural protection by being collateralized and will typically have a lien on all of the borrower's tangible and intangible assets, and a pledge of all company stock. In addition, covenants generally provide the ability for early intervention in the event of deteriorating financial performance of an underlying borrower. Other types of transactions will be protected by detailed analysis and on-going monitoring of collateral.

Conservative Structure: Depending on the type of transaction, loans are expected to have low leverage ratios, conservative loan-to-value and significant equity capital support. When applicable, loans will also have amortization and excess cash-flow recapture based on a conservative estimate of the borrower's projected free cash-flow. Each transaction will be executed to provide us with the optimal structure for the specific industry.

Return Enhancement: Certain corporate loan transactions will allow us additional yield generation through warrants, equity co-investments, payment-in-kind ("PIK") interest, success fees and prepayment fees.

Active Investor and Operating Approach to Value Creation: MC Advisors has significant experience in sourcing, structuring, closing, managing and exiting investments. Prior to making an investment on our behalf, MC Advisors conducts a comprehensive financial and operational underwriting process to determine the factors likely to impact ongoing performance by portfolio companies or a proposed restructuring or recapitalization process. This analysis includes the following:

- **Due Diligence** — MC Advisors utilizes well-defined credit and underwriting criteria and proprietary investment management tools developed through its extensive experience. Standard due diligence items include in-person meetings with senior management, company and asset owners, onsite corporate and asset visits, and detailed calls with key customers and suppliers and examination of compatibility with Monroe Capital's Environmental, Social and Governance policy. MC Advisors may also utilize third-party firms to conduct quality of earnings analyses, special purpose accounting reviews, asset and enterprise value appraisals, management background checks on senior company management, field audits, technology reviews and business plan reviews. As part of this detailed process, MC Advisors utilizes recognized and experienced vendors (such as external legal counsel, field examiners and asset appraisers) in order to promote consistency and efficiency.

- **Strategic Planning** — MC Advisors is actively involved in identification, development and execution of various strategies for portfolio companies.

- **Executive Development** — MC Advisors draws on its network of relationships to assist in the recruiting and developing the management of portfolio companies, as needed.

- **Capital Formation** — MC Advisors draws on its relationships in the banking, finance, private equity, investment banking and capital markets to assist portfolio companies in capital sourcing, as needed.

Predictability of Returns: Beyond conservative structuring and protection of capital, we seek a predictable exit from our investments. We seek to invest in situations where there are a number of potential exit options that can result in full repayment or a modest refinance of our investment. We seek to structure the majority of our transactions as secured loans with a covenant package that provides for full or partial repayment upon the completion of asset sales and restructurings. Because we seek to structure these transactions to provide for contractually determined, periodic payments of principal and interest, we are less likely to depend on merger and acquisition activity or public equity markets to exit our debt investments. As a result, we believe that we can achieve our target returns even in a period when public markets are depressed.

BUSINESS STRATEGY

We believe that we represent an attractive investment opportunity for the following reasons:

Deep, Experienced Management Team.   We are managed by MC Advisors, which has access through the Staffing Agreement to Monroe Capital's experienced team comprised of approximately 200 professionals, including seven senior partners that average more than 30 years of direct lending experience. We are led by Theodore L. Koenig, our Chairman and Chief Executive Officer, and Lewis W. Solimene, Jr., our Chief Financial Officer and Chief Investment Officer. This extensive experience includes the management of investments with borrowers of varying credit profiles and transactions completed in all phases of the credit cycle. Monroe Capital's senior investment professionals provide us with a difficult-to-replicate sourcing network and a broad range of transactional, financial, managerial and investment skills. This expertise and experience is supported by administrative and back office personnel focused on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management. From Monroe Capital's formation in 2004 through December 31, 2022, Monroe Capital's investment professionals invested in over 1,700 loans and related investments in an aggregate amount of over $33.0 billion.

Differentiated Relationship-Based Sourcing Network.   We believe Monroe Capital's senior investment professionals benefit from extensive relationships with commercial banks, private equity firms, financial intermediaries, management teams and turn-around advisors. We believe that this broad sourcing network differentiates us from our competitors and offers us a diversified origination approach that does not rely on a single channel and offers us consistent deal flow throughout the economic cycle. We also believe that this broad network allows us to originate a substantial number of non-private equity-sponsored investments.

Extensive Institutional Platform for Originating Middle-Market Deal Flow.   Monroe Capital's broad network of relationships and significant origination resources enable us to review numerous lending opportunities, permitting us to exercise a high degree of selectivity in terms of loans to which we ultimately commit. Monroe Capital estimates that it reviewed approximately 2,000 investment opportunities during 2022. Monroe Capital's over 1,700 previously executed transactions, over 500 of which are with current borrowers, offer us another source of deal flow, as these debt investments reach maturity or seek refinancing. We are also positioned to benefit from Monroe Capital's established brand name, strong track record in partnering with industry participants and reputation for closing deals on time and as committed. Monroe Capital's senior investment professionals are complemented by extensive experience in capital markets transactions, risk management and portfolio monitoring.

Disciplined, "Credit-First" Underwriting Process.   Monroe Capital has developed a systematic underwriting process that applies a consistent approach to credit review and approval, with a focus on evaluating credit first and then appropriately assessing the risk-reward profile of each loan. MC Advisors' assessment of credit outweighs pricing and other considerations, as we seek to minimize potential credit losses through effective due diligence, structuring and covenant design. MC Advisors seeks to customize each transaction structure and financial covenant to reflect risks identified through the underwriting and due diligence process. We also seek to actively manage our origination and credit underwriting activities through personal visits and calls on all parties involved with an investment, including the management team, private equity sponsors, if any, or other lenders.

Established Credit Risk Management Framework. We manage our credit risk through a well-defined portfolio strategy and credit policy. In terms of credit monitoring, MC Advisors assigns each loan to a particular portfolio management professional and maintains an internal credit rating analysis for all loans. MC Advisors then employs ongoing review and analysis, together with regular investment committee meetings to review the status of certain complex and challenging loans and a comprehensive quarterly review of all loan transactions. MC Advisors' investment professionals also have significant turnaround and debt work-out experience, which gives them perspective on the risks and possibilities throughout the entire credit cycle. We believe this careful approach to investment and monitoring enables us to identify problems early and gives us an opportunity to assist borrowers before they face difficult liquidity constraints. By anticipating possible negative contingencies and preparing for them, we believe that we diminish the probability of underperforming assets and loan losses.

INVESTMENTS

Investment Structure

We structure our investments, which typically have maturities of three to seven years, as follows:

Senior Secured Loans. We structure senior secured loans to obtain security interests in the assets of the portfolio company borrowers that serve as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the portfolio company borrower. Our senior secured loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Unitranche Secured Loans. We structure our unitranche secured loans as senior secured loans. We obtain security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, we syndicate a "first out" portion of the loan to an investor and retain a "last out" portion of the loan, in which case the "first out" portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and our unitranche secured loans will expose us to the risks associated with second lien and subordinated loans and may limit our recourse or ability to recover collateral upon a portfolio company's bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases we, together with our affiliates, are the sole or majority lender of our unitranche secured loans, which can afford us additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Junior Secured Loans. We structure junior secured loans to obtain a security interest in the assets of these portfolio companies that serves as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of a portfolio company. These loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity.

Preferred Equity. We generally structure preferred equity investments to combine features of equity and debt. We may obtain a security interest in the assets of these portfolio companies that serves as collateral in support of the repayment of such preferred equity, which takes a priority to common stockholders. Preferred equity interests generally have a stated dividend rate and may not have a fixed maturity date.

Warrants and Equity Co-Investment Securities. In some cases, we may also receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a "put," or right to sell such securities back to the issuer, upon the occurrence of specified events. In other cases, we may make a minority equity co-investment in the portfolio company in connection with a loan. Additionally, we may receive equity in our distressed portfolio companies in conjunction with amendments or additional debt fundings.

We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:

- selecting investments that we believe have a very low probability of loss;

- requiring a total return on our investments, including both interest and potential equity appreciation, that we believe will compensate us appropriately for credit risk; and

- negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company, or if an investment has reached its return target.

Investments

We seek to create a diverse portfolio that includes senior secured, unitranche secured, junior secured loans and warrants and equity co-investment securities by investing approximately $2.0 million to $50.0 million of capital, on average, in the securities of middle-market companies. This investment size may vary proportionately with the size of our capital base. Set forth below is a list of our ten largest portfolio company investments as of December 31, 2022, as well as the top ten industries in which we were invested as of December 31, 2022, calculated as a percentage of our total investments at fair value as of such date (in thousands):

Portfolio Company	Fair Value of Investments	Percentage of Total Investments
NationsBenefits, LLC	$ 35,838	2.4%
CE Intermediate, LLC	29,067	2.0
Dorado Acquisition, Inc.	28,103	1.9
Clydesdale Holdings, LLC	26,523	1.8
IF & P Holdings Company, LLC	25,862	1.8
CGI Automated Manufacturing, LLC	25,525	1.7
Arizona Natural Resources, LLC	24,762	1.7
Unanet, Inc.	23,181	1.6
Jumpstart Holdco, Inc.	22,630	1.5
Whistler Parent Holdings III, Inc.	21,451	1.5
Total	$262,942	17.9%

Industry	Fair Value of Investments	Percentage of Total Investments
Healthcare & Pharmaceuticals	$ 210,831	14.4%
Services: Business	184,535	12.6
High Tech Industries	180,823	12.3
Media: Advertising, Printing & Publishing	129,362	8.8
Transportation: Cargo	97,153	6.6
Services: Consumer	77,998	5.3
FIRE: Real Estate	71,154	4.8
FIRE: Finance	66,639	4.5
Capital Equipment	56,074	3.8
Media: Diversified & Production	46,348	3.2
Total	$1,120,917	76.3%

INVESTMENT PROCESS OVERVIEW

We view our investment process as consisting of the phases described below:

Origination. MC Advisors develops investment opportunities through extensive relationships with regional banks, private equity firms, financial intermediaries, management teams and other turn-around advisors. Monroe Capital has developed this network since its formation in 2004. MC Advisors manages these leads through personal visits and calls by its senior deal professionals. It is these professionals' responsibility to identify specific opportunities, refine opportunities through due diligence regarding the underlying facts and circumstances and utilize innovative thinking and flexible terms to solve the financing issues of prospective clients. Monroe Capital's origination professionals are broadly dispersed with eight offices in the United States and one in South Korea. Certain of Monroe Capital's originators are responsible for covering a specified target market based on geography and others focus on specialized industry verticals. We believe Monroe Capital's origination professionals' experience is vital to enable us to provide our borrowers with innovative financing solutions. We further believe that their strength and breadth of relationships across a wide range of markets will generate numerous financing opportunities and enable us to be highly selective in our lending activities. In sourcing new transactions, MC Advisors generally seeks opportunities to work with borrowers primarily domiciled in the United States and Canada and typically focuses on industries in which Monroe Capital has previous lending experience.

Due Diligence. For each of our investments, MC Advisors prepares a comprehensive new business presentation, which summarizes the investment opportunity and its due diligence and risk analysis, all from the perspective of strengths, weaknesses, opportunities and threats presented by the opportunity. This presentation assesses the borrower and its management, including products and services offered, market position, sales and marketing capabilities and distribution channels; key contracts, customers and suppliers, meetings with management and facility tours; background checks on key executives; customer calls; and an evaluation of exit strategies. MC Advisors' presentation typically evaluates historical financial performance of the borrower and includes projections, including operating trends, an assessment of the quality of financial information, capitalization and liquidity measures and debt service capacity. The financial analysis also includes sensitivity analysis against management projections and an analysis of potential downside scenarios, particularly for cyclical businesses. MC Advisors also reviews the dynamics of the borrowers' industry and assess the maturity, market size, competition, technology and regulatory issues confronted by the industry. As part of this analysis, MC Advisors also reviews the environmental, social and governance ("ESG") considerations of the industry and the specific business of the borrower. Finally, MC Advisors' new business presentation includes all relevant third-party reports and assessments, including, as applicable, analyses of the quality of earnings of the prospective borrower, a review of the business by industry and ESG experts and third-party valuations. MC Advisors also includes in this due diligence, if relevant, field exams, collateral appraisals and environmental reviews, as well as a review of comparable private and public transactions.

Underwriting. MC Advisors uses the systematic, consistent approach to credit evaluation developed in house by Monroe Capital with a particular focus on determining the value of a business in a downside scenario. In this process, the senior investment professionals at MC Advisors bring to bear extensive lending experience with emphasis on lessons learned from the past credit cycles. We believe that the extensive credit and debt work-out experience of Monroe Capital's senior management enables us to anticipate problems and minimize risks. Monroe Capital's underwriting professionals work closely with its origination professionals to identify individual deal strengths, risks and any risk mitigants. MC Advisors preliminarily screens transactions based on cash flow, enterprise value and asset-based characteristics, and each of these measures is developed on a proprietary basis using thorough credit analysis focused on sustainability and predictability of cash flow to support enterprise value, barriers to entry, market position, competition, customer and supplier relationships, management strength, private equity sponsor track record and industry dynamics. For asset-based transactions, MC Advisors seeks to understand current and future collateral value, opening availability and ongoing liquidity. MC Advisors documents this preliminary analysis, which is thoroughly reviewed by at least one member of its investment committee prior to proposing a formal term sheet. We believe this early involvement of the investment committee ensures that our resources and those of third parties are deployed appropriately and efficiently during the investment process and lowers execution risk for our clients. With respect to transactions reviewed by MC Advisors, we expect that only approximately 10% of our sourced deals will reach the formal term sheet stage.

Credit Approval/Investment Committee Review. MC Advisors employs a standardized, structured process developed by Monroe Capital when evaluating and underwriting new investments for our portfolio. The Company's investment committee considers its comprehensive new business presentation to approve or decline each investment. The Company's investment committee includes Messrs. Koenig, Solimene Jr. and Egan. The committee is committed to providing a prompt turnaround on investment decisions. Each meeting to approve an investment requires a quorum of at least two members of the investment committee, and each investment must receive unanimous approval by such members of the investment committee.

The following chart illustrates the stages of MC Advisors' evaluation process:

Evaluation Process


Origination Opportunities Received
Comprehensive Due Diligence and Risk Analysis
Systematic and Consistent Underwriting
Standardized and Structured Credit Approval Process
Fund Investments

Execution. We believe Monroe Capital has developed a strong reputation for closing deals as proposed, and we intend to continue this tradition. Through MC Advisors' consistent approach to credit evaluation and underwriting, we seek to close deals as fast or faster than competitive financing providers while maintaining the discipline with respect to credit, pricing and structure necessary to ensure the ultimate success of the financing.

Monitoring. We benefit from the portfolio management system in place at Monroe Capital. This monitoring includes regular meetings between the responsible analyst and our portfolio company to discuss market activity and current events. MC Advisors' portfolio management staff closely monitors all credits, with senior portfolio managers covering agented and more complex investments with the support of junior

portfolio management staff. MC Advisors segregates our capital markets investments by industry. MC Advisors' monitoring process developed by Monroe Capital has daily, weekly, monthly and quarterly components and related reports, each to evaluate performance against historical, budget and underwriting expectations. MC Advisors' analysts monitor performance using standard industry software tools to provide consistent disclosure of performance. When necessary, MC Advisors updates our internal risk ratings, borrowing base criteria and covenant compliance reports.

As part of the monitoring process, MC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal proprietary system that uses the categories listed below, which we refer to as MC Advisors' investment performance risk rating. For any investment rated in grades 3, 4 or 5, MC Advisors, through its internal Portfolio Management Group ("PMG"), will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. The PMG is responsible for oversight and management of any investments rated in grades 3, 4 or 5. MC Advisors monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, MC Advisors reviews these investment performance risk ratings on a quarterly basis. The investment performance risk rating system is described as follows:

Investment Performance Risk Rating	Summary Description
Grade 1	Includes investments exhibiting the least amount of risk in our portfolio. The issuer is performing above expectations or the issuer's operating trends and risk factors are generally positive.
Grade 2	Includes investments exhibiting an acceptable level of risk that is similar to the risk at the time of origination. The issuer is generally performing as expected or the risk factors are neutral to positive.
Grade 3	Includes investments performing below expectations and indicates that the investment's risk has increased somewhat since origination. The issuer may be out of compliance with debt covenants; however, scheduled loan payments are generally not past due.
Grade 4	Includes an issuer performing materially below expectations and indicates that the issuer's risk has increased materially since origination. In addition to the issuer being generally out of compliance with debt covenants, scheduled loan payments may be past due (but generally not more than six months past due).
Grade 5	Indicates that the issuer is performing substantially below expectations and the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance or payments are substantially delinquent. Investments graded 5 are not anticipated to be repaid in full.

Our investment performance risk ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or reflect or represent any third-party assessment of any of our investments.

In the event of a delinquency or a decision to rate an investment Grade 4 or Grade 5, the PMG, in consultation with the investment committee, will develop an action plan. Such a plan may require a meeting with the borrower's management or the lender group to discuss reasons for the default and the steps management is undertaking to address the under-performance, as well as amendments and waivers that may be required. In the event of a dramatic deterioration of a credit, MC Advisors and the PMG will form a team or engage outside advisors to analyze, evaluate and take further steps to preserve our value in the credit. In this regard, we would expect to explore all options, including in a private equity sponsored investment, assuming certain responsibilities for the private equity sponsor or a formal sale of the business with oversight of the sale process by us. The PMG and the investment committee have extensive experience in running debt work-out transactions and bankruptcies.

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2022 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$ —	—%
2	1,396,200	95.0
3	72,190	4.9
4	606	0.1
5	—	—
Total	$1,468,996	100.0%

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2021 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$ —	—%
2	693,017	98.3
3	11,459	1.6
4	414	0.1
5	—	—
Total	$704,890	100.0%

MANAGEMENT AND OTHER AGREEMENTS

MC Advisors is located at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606. MC Advisors is a registered investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, MC Advisors manages our investing activities operations and provides investment advisory services to us, pursuant to the Investment Advisory Agreement entered into on December 5, 2018. Under the terms of the Investment Advisory Agreement, MC Advisors:

- determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

- assists us in determining what securities we purchase, retain or sell;

- identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

- executes, closes, services and monitors the investments we make.

MC Advisors' services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management and Incentive Fee

For providing us with investment advisory services pursuant to the Investment Advisory Agreement, MC Advisors receives a fee from us, consisting of two components — a base management fee and an incentive fee.

On April 18, 2022, MC Advisors agreed to permanently waive a portion of the base management fees and incentive fees payable by us to MC Advisors under the Investment Advisory Agreement pursuant to a fee waiver letter. The base management fee waivers took effect beginning April 1, 2022 (the "Effective Date") and the incentive fee waivers took effect beginning January 1, 2022.

Beginning with the Effective Date, the base management fee is calculated at an annual rate of 1.25% of average total assets (reduced from 1.50%), which includes assets financed using leverage. Following any future quotation or listing of our securities on a national securities exchange (an "Exchange Listing") or any future quotation or listing of its securities on any other public trading market, the base management fee will be calculated at an annual rate of 1.75% of average invested assets (calculated as total assets excluding cash). The base management fee is payable in arrears.

The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the preceding quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee), any expenses payable under our administration agreement between us and MC Management (the "Administration Agreement") and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that we have not yet received in cash. MC Advisors is not under any obligation to reimburse us for any part of the incentive fee it receives that was based on accrued interest that we never actually receive.

Pre-incentive fee net investment income does not include any realized capital gains or losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed "hurdle rate" of 1.50% per quarter (6% annually).

Prior to April 1, 2022, we paid MC Advisors an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

- no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);

- 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter prior to an Exchange Listing or 1.88% in any calendar quarter following an Exchange Listing. We refer to this portion of our pre-incentive fee net investment income as the "catch-up" provision. Prior to an Exchange Listing, the catch-up is meant to provide MC Advisors with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter, and following an Exchange Listing, the catch-up is meant to provide MC Advisors with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.88% in any calendar quarter; and

- prior to an Exchange Listing, 15% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter, and following an Exchange Listing, 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.88% in any calendar quarter.

Effective April 1, 2022, prior to an Exchange Listing, we shall pay MC Advisors an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

- no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);

- 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7143% (reduced from 1.76%) in any calendar quarter prior to an Exchange Listing or 1.88% in any calendar quarter following an Exchange Listing. We refer to this portion of our pre-incentive fee net investment income as the "catch-up" provision; and

•   prior to an Exchange Listing, 12.5% of the amount of our pre-incentive fee net investment income (a reduction from 15.0% of the amount of our pre-incentive fee net income), if any, that exceeds 1.7143% (reduced from 1.76%) in any calendar quarter, and following an Exchange Listing, 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.88% in any calendar quarter.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee both prior to and after the effectiveness of the fee waiver letter:

Pre-Incentive Fee Net Investment Income (expressed as a percentage of the value of net assets) prior to April 1, 2022



Pre-Incentive Fee Net Investment Income (expressed as a percentage of the value of net assets) beginning with April 1, 2022



These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee is a capital gains incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 12.5% (permanently reduced from 15.0% effective January 1, 2022) of our realized capital gains as of the end of the fiscal year. In determining the capital gains incentive fee payable to MC Advisors, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for our calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 12.5% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of our portfolio in all prior years.

While the Investment Advisory Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to MC Advisors if our entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Payment of Our Expenses

All investment professionals of MC Advisors and/or its affiliates, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, are provided and paid for by MC Advisors and not by us. We bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation:

- organization and offering;

- calculating our net asset value (including the cost and expenses of any independent valuation firm);

- fees and expenses incurred by MC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investment and monitoring our investments and portfolio companies on an ongoing basis (although none of MC Advisors' duties will be subcontracted to sub-advisors);

- any and all fees, costs and expenses incurred in connection with our incurrence of leverage and indebtedness, including borrowings, dollar rolls, reverse purchase agreements, credit facilities, securitizations, margin financing and derivatives and swaps, and including any principal or interest on our borrowings and indebtedness (including, without limitation, any fees, costs, and expenses incurred in obtaining lines of credit, loan commitments, and letters of credit for the account of the fund and in making, carrying, funding and/or otherwise resolving investment guarantees); offerings of our common stock and other securities;

- investment advisory fees;

- administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and MC Management based upon our allocable portion of MC Management's overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief financial officer and chief compliance officer, and their respective staffs);

- transfer agent, dividend agent and custodial fees and expenses;

- federal and state registration fees;

- all costs of registration and listing our shares on any securities exchange;

- U.S. federal, state and local taxes;

- independent directors' fees and expenses;

- costs of preparing and filing reports or other documents required by the SEC or other regulators;

- costs of any reports, proxy statements or other notices to stockholders, including printing costs;

- fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

- direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;

- proxy voting expenses; and

- all other expenses incurred by us or MC Management in connection with administering our business.

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will continue in effect from year-to-year if approved annually by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities and, in each case, a majority of our directors who are not "interested persons." The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by MC Advisors and may be terminated by either party without penalty upon not less than 60 days' written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty. See "Risk Factors — Risks Relating to Our Business and Structure — We depend upon MC Advisors' senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates" and "Risk Factors — Risks Relating to Our Business and Structure — MC Advisors can resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations."

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Advisors and its affiliates' respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person's duties under the Investment Advisory Agreement.

Administration Agreement

On December 5, 2018, we entered into the Administration Agreement with MC Management. Pursuant to the Administration Agreement, MC Management furnishes us with office facilities and equipment and provides us clerical, bookkeeping and record keeping and other administrative services at such facilities. Under the Administration Agreement, MC Management performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. MC Management also assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, disseminates reports to our stockholders and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, MC Management also provides managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance.

Payments under the Administration Agreement are equal to an amount based upon our allocable portion (subject to the review and approval of our Board) of MC Management's overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our officers, including our chief financial officer and chief compliance officer and their respective staffs. Unless terminated earlier as described below, the Administration Agreement will continue in effect from year to year with the approval of our Board. The Board most recently reapproved the Administration Agreement on November 7, 2022. The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

MC Management may retain third parties to assist in providing administrative services to us. To the extent that MC Management outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to MC Management. We reimburse MC Management for the allocable portion (subject to the review and approval of our Board) of MC Management's overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Management and its affiliates' respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Administration Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person's duties under the Administration Agreement.

License Agreement

On December 5, 2018, we entered into a license agreement with Monroe Capital under which Monroe Capital has agreed to grant us a non-exclusive, royalty-free license to use the name "Monroe Capital." Under this agreement, we have a right to use the "Monroe Capital" name for so long as MC Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we have no legal right to the "Monroe Capital" name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with MC Advisors is in effect.

MC Advisors' Staffing Agreement

We do not have any internal employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of MC Advisors to achieve our investment objective. MC Advisors is an affiliate of Monroe Capital and depends upon access to the investment professionals and other resources of Monroe Capital and Monroe Capital's affiliates to fulfill its obligations to us under the Investment Advisory Agreement. MC Advisors also depends upon Monroe Capital to obtain access to deal flow generated by the professionals of Monroe Capital and its affiliates. Under the Staffing Agreement, MC Management provides MC Advisors with the resources necessary to fulfill these obligations. The Staffing Agreement provides that MC Management will make available to MC Advisors experienced investment professionals and access to the senior investment personnel of Monroe Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. The Staffing Agreement also includes a commitment that the members of MC Advisors' investment committee serve in such capacity. The Staffing Agreement remains in effect until terminated and may be terminated by either party without penalty upon 60 days' written notice to the other party. Services under the Staffing Agreement are provided to MC Advisors on a direct cost reimbursement basis, and such fees are not our obligation.

Board Approval of the Investment Advisory Agreement

At a virtual meeting of our Board held on November 7, 2022, our Board, including directors who are not "interested persons" as defined in the 1940 Act, voted unanimously to reapprove the Investment Advisory Agreement in accordance with the requirements of the 1940 Act. In reliance upon certain exemptive relief provided by the SEC in connection with the COVID-19 pandemic, the Board undertook to ratify the Investment Advisory Agreement at its next person meeting. In reaching a decision to approve the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

- *Nature, Quality and Extent of Services.* Our Board reviewed information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement. Our Board considered the nature, extent and quality of the investment selection process employed by MC Advisors and the experience of the members of the investment committee. Our Board concluded that the services to be provided under the Investment Advisory Agreement are consistent with those of comparable BDCs described in the available market data.

- *The reasonableness of the fees paid to MC Advisors.* Our Board considered comparative data based on publicly available information on other BDCs with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other BDCs as well as our projected operating expenses and expense ratio compared to other BDCs. Our Board also considered the profitability of MC Advisors. Based upon its review, our Board concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other BDCs.

- *Investment Performance.* Our Board reviewed our performance, as well as comparative data with respect to the investment performance of other externally managed BDCs.

Based on the information reviewed and the discussions detailed above, our Board, including all of the directors who are not "interested persons" as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the investment advisory agreement and its continuation as being in the best interests of our stockholders. MC Advisors bears all expenses related to the services and personnel provided to us.

VALUATION PROCESS AND DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding. We calculate the value of our total assets in accordance with the following procedures.

For periods prior to September 30, 2022, the Board determined the fair value of our investments. Pursuant to the new SEC Rule 2a-5 under the 1940 Act, on September 30, 2022 the Board designated MC Advisors as our valuation designee (the "Valuation Designee"). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of our investments, based on input of the Valuation Designee's management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.

Under the valuation policy, we value investments for which market quotations are readily available and within a recent date at such market quotations. When doing so, we determine whether the quote obtained is sufficient in accordance with generally accepted accounting principles in the United States of America to determine the fair value of the security. Debt and equity securities that are not publicly traded or whose market prices are not readily available or whose market prices are not regularly updated are valued at fair value as determined in good faith by the Valuation Designee. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by our Valuation Designee using a documented valuation policy and a consistently applied valuation process. Such determination of fair values may involve subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.

With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:

- the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;

- our Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. We will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;

- to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;

- preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;

- the valuation conclusions are approved by the valuation committee of the Valuation Designee; and

- a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.

The valuation technique utilized in the determination of fair value is affected by a wide variety of factors including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. The Valuation Designee generally uses the income approach to determine fair value for loans where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may also include probability weighting of alternative outcomes. The Valuation Designee generally considers our debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance and the loan is otherwise not deemed to be impaired. In determining the fair value of the performing debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the debt instrument. See Note 4 to the accompanying consolidated financial statements for additional information on the determination of fair value.

We report our investments at fair value with changes in value reported through our consolidated statements of operations under the caption "unrealized gain (loss)." In determining fair value, we are required to assume that portfolio investments are to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. The market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

COMPETITION

We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle-market companies, including BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may invest in areas they have not traditionally invested in or from which they had withdrawn during the recent economic downturn, including investing in middle-market companies. As a result, competition for investments in lower middle-market companies has intensified, and we expect that trend to continue. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us.

We use the expertise of the investment professionals of MC Advisors to assess investment risks and determine appropriate pricing and terms for investments in our loan portfolio. In addition, we expect that the relationships of the senior professionals of MC Advisors will enable us to learn about, and compete effectively for, investment opportunities with attractive middle-market companies, independently or in conjunction with the private equity clients of MC Advisors. For additional information concerning the competitive risks we face, see "Risk Factors — Risks Relating to Our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses."

LIQUIDITY OPTIONS

From time to time, we may offer stockholders the opportunity to participate in a liquidity event which could include, among other options: (i) a share repurchase program; (ii) optional exchange of outstanding shares of common stock for shares of Monroe Capital Corporation, a publicly traded BDC ("MRCC") that is also externally managed by MC Advisors; (iii) a merger or another transaction approved by the Board in which stockholders will receive cash or shares of a listed company; (iv) a sale of all or substantially all of our assets either on a complete portfolio basis or individually to an unaffiliated third party or an affiliate followed by a liquidation or (v) an orderly wind down and/or liquidation.

We intend to use commercially reasonable efforts to raise the cash needed to repurchase up to 5% of our outstanding shares of common stock on a quarterly basis. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. In addition, participation by certain investors in such repurchase offers will be subject to any applicable lock-up period pursuant to each such investor's subscription agreement. We anticipate that the majority of our assets will be private debt and as such, current liquidity with respect to such assets will be driven by interest and amortization payments on such private debt rather than the sale of such assets. In addition, we are required to reserve sufficient amounts to ensure that we do not default on any commitment under a loan. Consequently, there can be no assurance that we will have sufficient cash to repurchase shares on a quarterly basis or at all. Such repurchase offerings may be subject to additional limitations that will be described in detail in the applicable repurchase offer documents. For a discussion of our share repurchase program, see "— Share Repurchase Program."

Certain of these liquidity options, including the exchange of shares of our common stock for shares of MRCC, if any, will require exemptive relief from the SEC. There can be no assurance that we will be able to obtain such exemptive relief from the SEC. If we are unable to do so, then we will continue our operations in the manner as otherwise set forth in this Annual Report and in our offering memorandum.

Investors in the Second Private Offering will agree to not transfer or otherwise dispose of shares of our common stock purchased in the Second Private Offering until the first anniversary of such investor's closing date, including pursuant to an offer by us to repurchase shares in a tender offer or otherwise.

SHARE REPURCHASE PROGRAM

During the year ended December 31, 2022, we commenced a quarterly share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our shares of common stock outstanding as of the close of the previous calendar quarter. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders. As a result, share repurchases may not be available each quarter. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act and subject to compliance with applicable covenants and restrictions under our financing arrangements. All shares purchased by us pursuant to the terms of each tender offer will be redeemed and thereafter will be authorized and unissued shares.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the net asset value per share as determined within 48 hours of the expiration of the repurchase offer. There is no repurchase priority for a stockholder under the circumstances of death or disability of such stockholder. Participation by certain stockholders in such repurchase offers will be subject to any applicable lock-up period pursuant to each such stockholder's subscription agreement.

Stockholders may seek to tender all of the shares of common stock that they own. In the event the amount of shares tendered exceeds the repurchase offer amount, we may, in our sole discretion, either accept the additional duly tendered shares permitted to be accepted pursuant to Rule 13e-4 under the Exchange Act, or repurchase shares on a pro rata basis in accordance with the number of shares tendered by each shareholder. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Maryland law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by the Board in its complete and absolute discretion unless, in the judgment of our Board, including independent directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. There is no assurance that the Board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our stockholders' requests for repurchase. As a result, we may repurchase less than the full amount of shares that a stockholder requests to have repurchased. If we do not repurchase the full amount of a stockholder's shares that the stockholder has requested to be repurchased, or we determine not to make repurchases of our shares, such stockholder will likely not be able to dispose of its shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act.

We will repurchase shares from stockholders pursuant to written tenders on terms and conditions that the Board determines to be fair to us and to all stockholders. When the Board determines that we will repurchase shares, notice will be provided to stockholders describing the terms of the offer, containing information stockholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Stockholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain our most recent net asset value per share by viewing the documents we file with the SEC, through its EDGAR page at http://www.sec.gov. However, the per share purchase price used in our repurchase offers will generally reflect our net asset value per share as determined within 48 hours of the expiration of the repurchase offer, so stockholders will not know the exact price of shares in the tender offer when they make their decision whether to tender their shares.

Repurchases of shares from stockholders by us will be paid in cash promptly after the determination of the relevant net asset value per share is finalized. Repurchases will be effective after receipt and acceptance by the Company of eligible written tenders of shares from stockholders by the applicable repurchase offer deadline. We do not impose any charges in connection with repurchases of shares.

The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than MC Advisors would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. MC Advisors intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

INFORMATION TECHNOLOGY

We utilize a number of industry standard practices and software packages to secure, protect, manage and back up all corporate data. We outsource portions of our information technology function to efficiently monitor and maintain our systems. Also, we conduct a daily backup of our systems to ensure the security and stability of the network.

ELECTION TO BE TAXED AS A RIC

As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the "Annual Distribution Requirement"). Generally, we would expect these distributions to be taxable to our stockholders as ordinary income and not to be eligible for the reduced maximum tax rates associated with qualified dividends.

Taxation as a RIC

If we continue to:

- qualify as a RIC; and

- satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gains, defined as net long-term capital gains in excess of net short-term capital losses we distribute to our stockholders.

We will be subject to U.S. federal income tax at the regular corporate rates on any net income or net capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% U.S. nondeductible federal excise tax on our undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (a) 98% of our ordinary income for each calendar year, (b) 98.2% of our capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (c) any ordinary income and net capital gains that we recognized in preceding years, but were not distributed during such year and on which we paid no U.S. federal income tax (the "Excise Tax Avoidance Requirement"). For the years ended December 31, 2022, 2021 and 2020, we recorded $0.1 million, ($1) thousand and $72 thousand on our consolidated statements of operations for U.S. federal excise taxes.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

- meet the Annual Distribution Requirement;

- qualify to be treated as a BDC under the 1940 Act at all times during each taxable year;

- derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in "qualified publicly traded partnerships" (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the "90% Income Test"); and

- diversify our holdings so that at the end of each quarter of the taxable year:

  - at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a "qualified publicly traded partnership"); and

  - no more than 25% of the value of our assets is invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) in the securities of one or more qualified publicly traded partnerships (the "Diversification Tests").

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a "qualified publicly traded partnership"), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a "qualified publicly traded partnership") will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership that would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a "qualified publicly traded partnership") in which we are a partner for purposes of the Diversification Tests.

In order to prevent our receipt of income that would not satisfy the 90% Income Test, we have established and may establish additional special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income taxes and other taxes, and therefore would be expected to achieve a reduced after-tax yield.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, for debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in our income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income will continue to constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued are included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement. We may have to sell some of our investments at times and/or at prices we do not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate rates.

Gain or loss realized from warrants as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investments in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a "passive foreign investment company" (a "PFIC"), we may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any "excess distribution" or gain from the disposition of such shares as a taxable dividend by us to our shareholders. If we invest in a PFIC and elect to treat the PFIC as a "qualified electing fund" (a "QEF"), under the Code, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in that case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will be taken into account for purposes of the Annual Distribution Requirement and the 4% U.S. federal excise tax.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or a "CFC," we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation's income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in its income, we will be required to distribute such income to maintain RIC tax treatment and avoid application of the 4% U.S. federal excise tax regardless of whether or not the CFC makes an actual distribution during such year.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities is generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Through our use of leverage, we are subject to certain financial covenants that could limit our ability to make distributions to our stockholders. In addition, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. If we are unable to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify as a RIC.

Although we do not expect to do so, we are authorized (subject to our financial covenants and 1940 Act asset coverage tests) to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement and to eliminate or minimize our liability for U.S. federal income tax and the 4% U.S. federal excise tax. However, our ability to dispose of assets to make distributions may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the 4% U.S. federal excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, and certain relief provisions are not available, we will be subject to U.S. federal income tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to U.S. federal income tax at corporate rates, reducing the amount available to be distributed to our stockholders. See "Failure to Qualify as a RIC" below for more information.

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. We generally are permitted to carry forward for an indefinite period any capital losses not used to offset capital gains. However, future transactions that we engage in may cause our ability to use any capital loss carry forwards, and unrealized losses once realized, to be limited under Section 382 of the Code.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. We will monitor our transactions and may make certain tax decisions in order to mitigate the potential adverse effects of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a "qualified publicly traded partnership" (as defined in the Code). If the partnership is a "qualified publicly traded partnership," the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be "securities" for purposes of the Diversification Tests. If the partnership, however, is not treated as a "qualified publicly traded partnership," then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

Failure to Qualify as a RIC

If we fail the 90% Income Test or the Diversification Tests for any taxable year or quarter of such taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code apply (which, among other things may require us to pay certain U.S. federal income taxes or to dispose of certain assets). If we are unable to qualify for treatment as a RIC and are unable to cure the failure, we would be subject to U.S. federal income tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to our stockholders, nor would they be required to be made. In the event of such a failure to qualify, distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, our corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; our non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's adjusted tax basis, and any remaining distributions would be treated as a capital gain. In order to qualify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings and profits attributable to any period prior to us becoming a RIC by the end of the first year that we intend to qualify as a RIC. To the extent that we have any net built-in gains in our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) as of the beginning of the first year that we qualify as a RIC, we would be subject to U.S. federal income tax at corporate rates on such built-in gains if and when recognized over the next five years (or shorter applicable period). Alternatively, we may choose to recognize such built-in gains immediately prior to our qualification as a RIC.

If we have previously qualified as a RIC, but are subsequently unable to qualify for treatment as a RIC, and certain amelioration provisions are not applicable, we would be subject to tax on all of our taxable income (including our net capital gains) at regular corporate rates. We would not be able to deduct distributions to our stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, our corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; our non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. In order to requalify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings attributable to the period we failed to qualify as a RIC by the end of the first year that we intend to requalify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (*i.e.*, the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act and have elected to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a BDC be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an "underwriter" as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.

We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Prior to January 19, 2021, except for registered money market funds, we generally were prohibited from acquiring more than 3% of the voting stock of any registered investment company, investing more than 5% of the value of our total assets in the securities of one investment company, or investing more than 10% of the value of our total assets in the securities of more than one investment company without obtaining exemptive relief from the SEC. However, the SEC adopted new rules, which became effective on January 19, 2021, that allow us to acquire the securities of other investment companies in excess of the 3%, 5%, and 10% limitations without obtaining exemptive relief if we comply with certain conditions. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies are fundamental and may be changed to the extent permitted by law without stockholder approval.

QUALIFYING ASSETS

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as "qualifying assets," unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. The principal categories of qualifying assets relevant to our business are the following:

(a) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:

- is organized under the laws of, and has its principal place of business in, the United States;

- is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

- satisfies either of the following:

    - does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or

    - is controlled by a BDC or a group of companies including a BDC, and such BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.

(b) Securities of any eligible portfolio company that we control.

(c) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization, or, if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(d) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity securities of the eligible portfolio company.

(e) Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

(f) Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area. Investments in the securities of companies domiciled in or with their principal places of business outside of the United States, are not qualifying assets. In accordance with Section 55(a) of the 1940 Act, we cannot invest more than 30% of our assets in non-qualifying assets.

MANAGERIAL ASSISTANCE TO PORTFOLIO COMPANIES

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of securities or must offer to make available to the issuer of the securities significant managerial assistance. However, when a BDC purchases securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers, employees or agents offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company's officers or other organizational or financial guidance. MC Advisors or its affiliates provide such managerial assistance on our behalf to portfolio companies that request this assistance.

TEMPORARY INVESTMENTS

Pending investments in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. We may invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. MC Advisors monitors the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

SENIOR SECURITIES

We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage. We consolidate our financial results with all of our wholly-owned subsidiaries for financial reporting purposes and measure our compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. This provides us with increased investment flexibility but also increases our risks related to leverage. For a discussion of the risks associated with leverage, see "Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital" and "Risk Factors — Risks Relating to Our Business and Structure — We maintain a revolving credit facility and term loan credit facility and use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us."

CODES OF ETHICS

We and MC Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. You may obtain a copy of the code of ethics by contacting us in writing at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Investor Relations. In addition, each code of ethics is available on the EDGAR Database on the SEC's website at *www.sec.gov.* You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

We have delegated our proxy voting responsibility to MC Advisors. The proxy voting policies and procedures of MC Advisors are set out below. The guidelines are reviewed periodically by MC Advisors and our directors who are not "interested persons," and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, "we," "our" and "us" refer to MC Advisors.

Introduction

As an investment advisor registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

We vote proxies relating to our portfolio securities in what we perceive to be the best interest of our clients' stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities held by our clients. In most cases we will vote in favor of proposals that we believe are likely to increase the value of the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative effect on our clients' portfolio securities, we may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by those senior officers who are responsible for monitoring each of our clients' investments. To ensure that our vote is not the product of a conflict of interest, we require that (a) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (b) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, we will disclose such conflicts to our client, including those directors who are not interested persons and we may request guidance from such persons on how to vote such proxies for their account.

Proxy Voting Records

You may obtain information about how we voted proxies for Monroe Capital Income Plus Corporation by making a written request for proxy voting information to: Monroe Capital Income Plus Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Chief Compliance Officer, or by calling Monroe Capital Income Plus Corporation at (312) 258-8300. The SEC also maintains a website at *www.sec.gov* that contains such information.

COMPLIANCE POLICIES AND PROCEDURES

We and MC Advisors have adopted and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.

PRIVACY PRINCIPLES

We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

We may collect nonpublic personal information regarding investors from sources such as subscription agreements, investor questionnaires and other forms; individual investors' account histories; and correspondence between us and individual investors. We may share information that we collect regarding an investor with its affiliates and the employees of such affiliates for everyday business purposes, for example, to service the investor's accounts and, unless an investor opts out, provide the investor with information about other products and services offered by us or our affiliates that may be of interest to the investor. In addition, we may disclose information that we collect regarding investors to third parties who are not affiliated with us (i) as authorized by the investors in investor subscription agreements or our organizational documents; (ii) as required by applicable law or in connection with a properly authorized legal or regulatory investigation, subpoena or summons, or to respond to judicial process or government regulatory authorities having property jurisdiction; (iii) as required to fulfill investor instructions; or (iv) as otherwise permitted by applicable law to perform support services for investor accounts or process investor transactions with us or our affiliates.

Any party not affiliated with us that receives nonpublic personal information relating to investors from the Company is required to adhere to confidentiality agreements and to maintain appropriate safeguards to protect investor information. Additionally, for officers, employees and agents of ours and our affiliates, access to such information is restricted to those who need such access to provide services to the Company and investors. We maintain physical, electronic and procedural safeguards to seek to guard investor nonpublic personal information.

OTHER

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to Monroe Capital Income Plus Corporation or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

We and MC Advisors are each required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, obtain approval of the Board of these policies and procedures, review these policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC prohibition on transactions with affiliates to prohibit "joint transactions" among entities that share a common investment advisor. The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the advisor negotiates no term other than price and certain other conditions are met. Any co-investment would be made subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for another fund advised by MC Advisors to invest in different securities of the same issuer, MC Advisors will need to decide which fund will proceed with the investment. Moreover, except in certain circumstances, we are unable to invest in any issuer in which another fund advised by MC Advisors has previously invested.

On October 15, 2014, we, along with MC Advisors and certain other funds and accounts sponsored or managed by MC Advisors and its affiliates, received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our Board determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by MC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. On January 10, 2023, we received an amendment to our existing exemptive relief order to permit us to, subject to the satisfaction of certain conditions, co-invest in our existing portfolio companies with certain affiliates that are private funds even if such other funds had not previously invested in such existing portfolio company. Without this amended exemptive relief, such affiliated funds that are private funds would not be able to participate in such co-investments with us unless the affiliated funds had previously acquired securities of the portfolio company in a co-investment transaction with us.

POLICIES AND PROCEDURES FOR MANAGING CONFLICTS

As of December 31, 2022, affiliates of MC Advisors manage other assets in 12 closed-end funds, two small business investment companies and 20 private funds that also have an investment strategy focused primarily on senior, unitranche and junior secured debt and to a lesser extent, unsecured subordinated debt to lower middle-market companies. In addition, MC Advisors manages the consolidated entities of a public BDC, MRCC, and it may manage other entities in the future with an investment focus similar to ours. To the extent that we compete with entities managed by MC Advisors or any of its affiliates for a particular investment opportunity, MC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal conflict of interest and allocation policies, (b) the requirements of the Advisers Act and (c) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates. MC Advisors' allocation policies are intended to ensure that we may generally share equitably with other investment funds or other investment vehicles managed by MC Advisors or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer that may be suitable for us and such other investment funds or other investment vehicles.

MC Advisors and/or its affiliates may in the future sponsor or manage investment funds, accounts, or other investment vehicles with similar or overlapping investment strategies and have put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. MC Advisors will seek to ensure an equitable allocation of investment opportunities when we are able to invest alongside other accounts managed by MC Advisors and its affiliates. The exemptive relief received by MC Advisors and affiliates from the SEC on October 15, 2014 permits greater flexibility relating to co-investments, subject to certain conditions. On January 10, 2023, we received an amendment to our existing exemptive relief order to permit us to, subject to the satisfaction of certain conditions, co-invest in our existing portfolio companies with certain affiliates that are private funds even if such other funds had not previously invested in such existing portfolio company. Without this amended exemptive relief, such affiliated funds that are private funds would not be able to participate in such co-investments with us unless the affiliated funds had previously acquired securities of the portfolio company in a co-investment transaction with us. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and from time to time, will be offered to us and similar eligible accounts, as periodically determined by MC Advisors and approved by our Board, including a majority of our independent directors. The allocation policy provides that allocations among us and other accounts will generally be made pro rata based on each account's capital available for investment, as determined, in our case, by our Board, including a majority of our independent directors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our Board, or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time.

AVAILABLE INFORMATION

We intend to make this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, publicly available free of charge as soon as reasonably possible following our filing of such reports with the SEC. You may also obtain such information by contacting us in writing at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at *www.sec.gov*.

ITEM 1A. RISK FACTORS

Investing in our securities involves a number of significant risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occurs, our business, financial condition and results of operations could be materially and adversely affected, and you may lose all or part of your investment. In addition, there will be occasions when MC Advisors and its affiliates may encounter potential conflicts of interest in connection with the Company.

Summary Risk Factors

Risks Relating to Our Business and Structure

- We depend upon MC Advisors' senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates.

- Our business model depends to a significant extent upon strong referral relationships with financial institutions, sponsors and investment professionals. Any inability of MC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

- There may be conflicts related to obligations that MC Advisors' senior investment professionals and members of its investment committee have to other clients.

- Our management and incentive fee structure may create incentives for MC Advisors that are not fully aligned with the interests of our stockholders.

- Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.

- We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

- We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.

- An extended disruption in the capital markets and the credit markets could negatively affect us and our portfolio companies.

- Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.

- We maintain a revolving credit facility and term loan credit facility and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.

- The interest rates of our revolving and term loan credit facilities and loans to our portfolio companies that extend beyond 2023 might be subject to change based on recent regulatory changes.

- We are exposed to risks associated with changes in interest rates.

- Many of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee and, as a result, there may be uncertainty as to the value of our portfolio investments.

- Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

- Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

- We are currently operating in a period of capital markets disruption and economic uncertainty could have a material adverse effect on our business, financial condition or results of operations.

- The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.

Risks Related to Our Investments

- Economic recessions or downturns could impair our portfolio companies and harm our operating results.

- Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.

- Our portfolio companies consists primarily of lower middle-market, privately owned companies, which may present a greater risk of loss than loans to larger companies.

- We may be subject to risks associated with our investments in senior loans, junior debt securities, "covenant-lite" loans, unitranche secured loans and securities, bank loans, and securitized products.

- The lack of liquidity in our investments may adversely affect our business.

- Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized losses.

- Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.

- Our portfolio may be exposed in part to one or more specific industries, which may subject us to a risk of significant loss in a particular investment or investments if there is a downturn in that particular industry.

- Because we do not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.

- Defaults by our portfolio companies will harm our operating results.

- Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

- Investments in securities of foreign companies, if any, may involve significant risks in addition to the risks inherent in U.S. investments.

Risks Relating to Our Common Stock

- There is currently no public market for our stock, and the liquidity of your investment is limited.

- Although we adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the program, and to cease repurchases.

- The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

- We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.

- We may choose to pay a portion of our dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

- We may defer dividends to a subsequent taxable year.

- For any period that we do not qualify as a "publicly offered regulated investment company," as defined in the Code, stockholders will be taxed as though they received a distribution of some of our expenses.

- Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock.

Risks Relating to Our Business and Structure

We depend upon MC Advisors' senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates.

We do not have any internal management capacity or employees. We depend on the investment expertise, skill and network of business contacts of the senior investment professionals of MC Advisors, who evaluate, negotiate, structure, execute, monitor and service our investments in accordance with the terms of the Investment Advisory Agreement. Our success depends to a significant extent on the continued service and coordination of the senior investment professionals of MC Advisors, particularly Messrs. Koenig, Solimene Jr. and Egan who comprise the Company's investment committee. These individuals may have other demands on their time now and in the future, and we cannot assure you that they will continue to be actively involved in our management. Each of these individuals is an employee of MC Management and is not subject to an employment contract. The departure of any of these individuals or competing demands on their time in the future could have a material adverse effect on our ability to achieve our investment objective.

MC Advisors evaluates, negotiates, structures, closes and monitors our investments in accordance with the terms of the Investment Advisory Agreement. We can offer no assurance, however, that MC Advisors' senior investment professionals will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with Monroe Capital and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio or achieve our investment objective. In addition, individuals with whom Monroe Capital's senior investment professionals have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

MC Advisors, an affiliate of Monroe Capital, provides us with access to Monroe Capital's investment professionals. MC Advisors also depends upon Monroe Capital to obtain access to deal flow generated by the investment professionals of Monroe Capital and its affiliates. The Staffing Agreement provides that MC Management will make available to MC Advisors experienced investment professionals and access to the senior investment personnel of Monroe Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We are not a party to this Staffing Agreement and cannot assure you that MC Management will continue to fulfill its obligations under the agreement. Furthermore, the Staffing Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party. If MC Management fails to perform or terminates the agreement, we cannot assure you that MC Advisors will enforce the Staffing Agreement or that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Monroe Capital and its affiliates or their information and deal flow.

The investment committee that oversees our investment activities is provided by MC Advisors under the Investment Advisory Agreement. The loss of any member of MC Advisors' investment committee or of other Monroe Capital senior investment professionals would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition and results of operations.

Our business model depends to a significant extent upon strong referral relationships with financial institutions, sponsors and investment professionals. Any inability of MC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We depend upon the senior investment professionals of MC Advisors to maintain their relationships with financial institutions, sponsors and investment professionals, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the senior investment professionals of MC Advisors fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the senior investment professionals of MC Advisors have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.

Our financial condition and results of operations depend on our ability to manage our business effectively.

Our ability to achieve our investment objective and grow depends on our ability to manage our business. This depends, in turn, on MC Advisors' ability to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objectives depends upon MC Advisors' execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. MC Advisors has substantial responsibilities under the Investment Advisory Agreement. The senior origination professionals and other personnel of MC Advisors and its affiliates may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Our results of operations depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies, it could negatively impact our ability to pay dividends or other distributions and you may lose all or part of your investment.

There may be conflicts related to obligations that MC Advisors' senior investment professionals and members of its investment committee have to other clients.

The senior investment professionals and members of the investment committee of MC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts or other investment vehicles sponsored or managed by MC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. For example, Messrs. Koenig, Solimene Jr. and Egan, who comprise the Company's investment committee, have and will continue to have management responsibilities for other investment funds, accounts or other investment vehicles sponsored or managed by affiliates of MC Advisors. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. MC Advisors seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy.

As of December 31, 2022, MC Advisors manages other assets in MRCC, and affiliates of MC Advisors manage other assets in 12 closed-end funds, two small business investment companies and 20 private funds that also have an investment strategy focused primarily on senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt to lower middle-market companies. In addition, MC Advisors and/or its affiliates may manage other entities in the future with an investment strategy that has the same or similar focus as ours.

Monroe Capital and its affiliates seek to allocate investment opportunities among the participating funds, including us, in proportion to the relative amounts of capital available for new investments, taking into account such factors as Monroe Capital may determine appropriate, including, without limitation, investment objectives, legal or regulatory restrictions, current holdings, availability of capital for investment, immediately available cash, the size of investments generally, risk return considerations, relative exposure to market trends, maintenance of targeted leverage level, targeted asset mix, target investment return, diversification requirements, strategic objectives, specific liquidity requirements, tax consequences, limitations and restrictions on a fund's portfolio that are imposed by such fund's governing board or documents, or other considerations or factors that Monroe Capital deems necessary or appropriate in light of the circumstances at such time (collectively, the "Allocation Criteria"). We expect that Monroe Capital will follow the Allocation Criteria with respect to all of its funds under management, including us.

In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in securities of the same issuer that have different priorities or liens, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

MC Advisors or its investment committee may, from time to time, possess material nonpublic information, limiting our investment discretion.

The managing members and the senior origination professionals of MC Advisors and the senior professionals and members of MC Advisors' investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have a material adverse effect on us.

Our management and incentive fee structure may create incentives for MC Advisors that are not fully aligned with the interests of our stockholders.

In the course of our investing activities, we pay management and incentive fees to MC Advisors. Management fees are based on our total assets (which include assets financed using leverage). As a result, investors in our common stock invest on a "gross" basis and receive distributions on a "net" basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our total assets, including assets financed using leverage, MC Advisors benefits when we incur debt or otherwise use leverage. This fee structure may encourage MC Advisors to cause us to borrow money to finance additional investments or to maintain leverage when it would otherwise be appropriate to pay off our indebtedness. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our stockholders. Our Board is charged with protecting our interests by monitoring how MC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While our Board is not expected to review or approve each investment, our independent directors periodically review MC Advisors' services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, MC Advisors or its affiliates may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.

The part of the incentive fee payable to MC Advisors that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for MC Advisors to the extent that it may encourage MC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. MC Advisors may have an incentive to invest in PIK interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because MC Advisors is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. In addition, the part of the incentive fee payable to MC Advisors that relates to our net investment income generally does not include any realized capital gains or losses or unrealized capital gains or losses. Any net investment income incentive fee would not be subject to repayment.

Our incentive fee may induce MC Advisors to make certain investments, including speculative investments.

MC Advisors receives an incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, MC Advisors may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The Investment Advisory Agreement with MC Advisors and the Administration Agreement with MC Management were not negotiated on an arm's length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third-party.

We negotiated the Investment Advisory Agreement and the Administration Agreement with related parties. Consequently, their terms, including fees payable to MC Advisors, may not be as favorable to us as if they had been negotiated with an unaffiliated third-party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with MC Advisors and MC Management. Any such decision, however, would breach our fiduciary obligations to our stockholders.

Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.

We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by MC Advisors or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We may, however, co-invest with MC Advisors and its affiliates' other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that MC Advisors, acting on our behalf and on behalf of other clients, negotiates no term other than price. We may also co-invest with MC Advisors' affiliates' other clients as otherwise permissible under regulatory guidance, applicable regulations, exemptive relief granted to MC Advisors and our affiliates by the SEC on October 15, 2014, as amended on January 10, 2023, and MC Advisors' allocation policy, which the investment committee of MC Advisors maintains in writing. The allocation policy further provides that allocations among us and these other funds are generally made in proportion to the relative amounts of capital available for new investments taking into account the Allocation Criteria. We expect that Monroe Capital will follow the Allocation Criteria with respect to all of its funds under management, including us. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in securities of the same issuer that have different priorities or liens, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. Moreover, except in certain circumstances, we are unable to invest in any issuer in which a fund managed by MC Advisors or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the majority of the members of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain "joint transactions" between entities that share a common investment adviser.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle-market companies, including BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may seek to invest in areas they have not traditionally invested in or from which they had withdrawn during the economic downturn, including investing in middle-market companies. As a result, competition for investments in lower middle-market companies has intensified, and we expect that trend to continue. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we offer. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and structure, however, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the lower middle-market is underserved by traditional commercial and investment banks, and generally has less access to capital. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms.

Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.

We have elected to be treated as a RIC under Subchapter M of the Code, have qualified and intend to continue to qualify to be treated as a RIC; however, no assurance can be given that we will be able to continue to qualify for and maintain RIC status. To receive RIC tax treatment under the Code, we must meet certain requirements, including source-of-income, asset diversification and distribution requirements. The annual distribution requirement applicable to RICs is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. In addition, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar year basis. To the extent we use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and may be subject to financial covenants under loan and credit agreements, each of which could, under certain circumstances, restrict us from making annual distributions necessary to receive RIC tax treatment. If we are unable to obtain cash from other sources, we may fail to be taxed as a RIC and, thus, may be subject to U.S. federal income tax at corporate rates on our entire taxable income without regard to any distributions made by us. In order to be taxed as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to be taxed as a RIC for any reason and become subject to corporate U.S. federal income tax, the resulting U.S. federal income taxes could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders.

An extended disruption in the capital markets and the credit markets could negatively affect us and our portfolio companies.

As a BDC, it is necessary for us to maintain our ability to raise additional capital for investment purposes. Without sufficient access to the private capital markets or credit markets, we may be forced to curtail our business operations or we may not be able to pursue new business opportunities. The private capital markets and the credit markets have experienced periods of extreme volatility and disruption and, accordingly, there has been and may in the future be uncertainty in the financial markets in general. Ongoing disruptive conditions in the financial industry, including the bankruptcy of, the acquisition of, or government intervention in the affairs of financial institutions, and the impact of new legislation in response to those conditions could restrict our business operations or the business operations of our portfolio companies and could adversely impact our results of operations and financial condition or results of operations and financial condition of our portfolio companies.

We may need additional capital to fund new investments and grow our portfolio of investments. As such, we are offering our common stock in a continuous private offering pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended, and have entered into several forms of leverage in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to pursue new business opportunities and grow our business. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to qualify for the tax benefits available to RICs. As a result, these earnings will not be available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market-to-market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. As a result, we may realize significantly less than the value at which we will have recorded our investments.

We could raise capital through other channels.

The Board may determine to raise additional capital through other channels, including through additional private offerings, public offerings or a liquidity event. Capital raised through other channels could subject us to additional regulatory requirements. These additional provisions could, among other things, affect our stockholders and limit the ability of the Company and MC Advisors to take certain actions. In addition, if capital is raised through other channels, we would have to use financial and other resources to file any required registration statements and to comply with any additional regulatory requirements. For example, we have submitted an application to the SEC requesting exemptive relief that would permit us to offer multiple classes of common stock that may have varying sales loads and asset-based service and/or distribution fees. To the extent we receive such relief and offer multiple class of shares, we will be subject to additional regulatory requirements and will incur additional costs related to such additional regulatory requirements. No assurances can be given that we will receive such requested exemptive relief.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, are included in income before we receive the corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as original issue discount and PIK interest. If we pay a net investment income incentive fee on interest that has been accrued, but not yet received in cash, it will increase the basis of our investment in that loan, which will reduce the capital gain incentive fee that we would otherwise pay in the future. Nevertheless, if we pay a net investment income incentive fee on interest that has been accrued but not yet received, and if that portfolio company defaults on such a loan, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible.

Because we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirements applicable to RICs. In such a case, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations and sourcings to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify for the tax benefits available to RICs and thus be subject to U.S. federal income tax at corporate rates.

Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150% of total assets less all liabilities and indebtedness not represented by senior securities, immediately after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. This could have a material adverse effect on our operations and we may not be able to make distributions in an amount sufficient to be subject to taxation as a RIC, or at all. In addition, issuance of securities could dilute the percentage ownership of our current stockholders in us.

No person or entity from which we borrow money will have a veto power or a vote in approving or changing any of our fundamental policies. If we issue preferred stock, the preferred stock would rank "senior" to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive dividends would be senior to those of holders of shares of our common stock.

As a BDC, we generally are not able to issue our common stock at a price below net asset value per share without first obtaining the approval of our stockholders and our independent directors. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then percentage ownership of our stockholders at that time would decrease, and stockholders might experience dilution. We may seek stockholder approval to sell shares below net asset value in the future.

The Russian invasion of Ukraine may have a material adverse impact on us and our portfolio companies.

On February 24, 2022, the President of Russia, Vladimir Putin, announced a military invasion of Ukraine. In response, countries worldwide, including the United States, have imposed sanctions against Russia on certain businesses and individuals, including, but not limited to, those in the banking, import and export sectors. This invasion has led, is currently leading, and for an unknown period of time will continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. These disruptions caused by the invasion have included, and may continue to include, political, social, and economic disruptions and uncertainties that may affect our business operations or the business operations of our portfolio companies.

The 1940 Act allows us to incur additional leverage, which could increase the risk of investing in us.

The 1940 Act generally prohibits us from incurring indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 150% (i.e., the amount of our debt may not exceed 66.7% of the value of our total assets), if certain requirements are met, including approval by our Board and stockholders.

Our Board and MC Advisors, our initial stockholder, approved a proposal to adopt an asset coverage ratio of 150% in connection with our organization. Incurring additional indebtedness could increase the risk of investing in us.

Leverage is generally considered a speculative investment technique and may increase the risk of investing in our securities. Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay distributions, scheduled debt payments or other payments related to our securities. The effects of leverage would cause any decrease in net asset value for any losses to be greater than any increase in net asset value for any corresponding gains. If we incur additional leverage, stockholders will experience increased risks of investing in our common stock.

We maintain a revolving credit facility and term loan credit facility and use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.

We maintain a revolving credit facility and term loan credit facility and use other borrowed funds and may borrow additional money, which is generally considered a speculative investment technique. As a result:

- our common stock is exposed to an increased risk of loss because a decrease in the value of our investments would have a greater negative impact on the value of our common stock than if we did not use leverage;

- if we do not appropriately match the assets and liabilities of our business, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;

- our ability to pay distributions on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 150% and any amounts used to service indebtedness would not be available for such distributions;

- any credit facility is subject to periodic renewal by its lenders, whose continued participation cannot be guaranteed;

- our revolving credit facility and term loan credit facility with KeyBank National Association, as agent, is, and any other credit facility we may enter into would be, subject to various financial and operating covenants; and

- we bear the cost of issuing and paying interest on the revolving credit facility and term loan credit facility, which costs are entirely borne by our common stockholders.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)[1]				
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder[2][3]	-26.52%	-16.29%	-6.06%	4.17%	14.40%

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(1) The assumed return on our portfolio is required by regulation of the SEC to assist investors in understanding the effects of leverage and is not a prediction of, and does not represent, our projected or actual performance.

(2) Assumes $1.5 billion in total assets, $789.7 million in debt outstanding, of which $763.4 million is senior securities outstanding, $754.9 million in net assets and an average cost of funds of 5.79%, which was the weighted average interest rate of borrowings on our revolving credit facility, term loan credit facility, and ABS Notes as of December 31, 2022. The interest rates on our revolving credit facility and term loan credit facility are variable rates. Actual interest payments may be different.

(3) In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2022 total portfolio assets of at least 2.96%.

Provisions in our credit facilities may limit discretion.

At our discretion, we utilize the leverage available under our credit facilities for investment and operating purposes. Additionally, we may in the future enter into additional credit facilities. To the extent we continue to borrow money to make investments, such underlying credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage, which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

A substantial amount of our assets are subject to security interests under our revolving and term loan credit facilities and if we default on our obligations under such facility, we may suffer adverse consequences, including foreclosure on our assets.

As of December 31, 2022, a substantial portion of our assets were held in MC Income Plus Financing SPV, LLC (the "SPV") and MC Income Plus Financing SPV II, LLC (the "SPV II"), our wholly owned subsidiaries, and were pledged as collateral under our revolving and term loan credit facilities. If we default on our obligations under these facilities, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the distributions that we have historically paid to our stockholders.

In addition, if the lenders exercise their right to sell the assets pledged under our revolving and term loan credit facilities, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the credit facilities.

We are subject to certain risks in connection with securitization transactions.

In addition to issuing securities to raise capital, we entered into a securitization transaction and we may enter into additional securitization transactions to generate cash for funding new investments. To securitize loans, we may create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. Even though we expect the pool of loans that we contribute to any such securitization vehicle to be rated below investment grade, because the securitization vehicle's portfolio of loans would secure all of the debt issued by such vehicle, a portion of such debt may be rated investment grade, subject in each case to market conditions that may require such portion of the debt to be over collateralized and various other restrictions. If applicable accounting pronouncements or SEC staff guidance require us to consolidate the securitization vehicle's financial statements with our financial statements, any debt issued by it would be generally treated as if it were issued by us for purposes of the asset coverage ratio applicable to us. In such case, we would expect to retain all or a portion of the equity and/or subordinated notes in the securitization vehicle. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity, but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio. We would have no direct ability to enforce the payment obligations on the loans contributed to the securitization vehicle. We may hold subordinated debentures in any such securitization vehicle and, if so, we would not consider such securities to be senior securities. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of a portion of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and less liquid. Any fee payable under any servicing or collateral management agreement in respect of the securitization would be offset in an amount equal to the base management fee payable under the Investment Advisory Agreement.

As part of the securitization transaction, we would likely enter into an agreement under which we would be required to repurchase any loan (or participation interest therein) which was sold to the securitization vehicle in breach of any representation or warranty made by us with respect to such loan on the date such loan was sold.

The structure of a securitization transaction is intended to prevent, in the event of our bankruptcy, the consolidation of the securitization vehicle with our operations. If the true sale of these assets were not respected in the event of our insolvency, a trustee or debtor-in-possession might reclaim the assets of the securitization vehicle for our estate. However, in doing so, we would become directly liable for all of the indebtedness then outstanding under the securitization transaction, which would equal the full amount of debt of the securitization vehicle reflected on our consolidated balance sheet.

Recourse to us by the securitization vehicle would be limited and generally consistent with the terms of other similarly structured finance transactions. In a securitization transaction, we would sell and/or contribute to the securitization vehicle all of our ownership interest in certain of our portfolio loans and participations for the purchase price and other consideration set forth in the securitization agreement. This transfer would be structured by its terms to provide limited recourse to us by the securitization vehicle relating to certain representations and warranties with respect to certain characteristics including title and quality of the portfolio loans that were transferred to the securitization vehicle. If we breached these representations and warranties and such breach materially and adversely affected the value of the portfolio loans or the interests of holders of notes issued by the securitization vehicle, then we could be required to (a) cure such breach in all material respects, (b) repurchase the portfolio loan or loans subject to such breach or (c) remove the portfolio loan or loans subject to such breach from the pool of loans and other assets held by the securitization vehicle and substitute a portfolio loan or loans that meet the requirements of the securitization documents. This repurchase and substitution obligation of us would constitute the sole remedy available against us for any breach of a representation or warranty related to the portfolio loans transferred to the securitization vehicle.

To the extent we continue to use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

To the extent we borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to MC Advisors.

The interest rates of our revolving and term loan credit facilities and loans to our portfolio companies that extend beyond 2023 might be subject to change based on recent regulatory changes, including the discontinuation of LIBOR.

The London Interbank Offered Rate ("LIBOR"), is the basic rate of interest used in lending transactions between banks on the London interbank market and has been widely used as a reference for setting the interest rate on loans globally. In July 2017, the Financial Conduct Authority announced its intention to cease sustaining the LIBOR, by the end of 2021. As of January 1, 2023, USD LIBOR is available in five settings (overnight, one-month, three-month, six-month and 12-month). The ICE Benchmark Administration has stated that it will cease to publish all remaining USD LIBOR settings immediately following their publication on June 30, 2023.

In April 2018, the Federal Reserve Bank of New York began publishing its alternative rate, the Secured Overnight Financing Rate ("SOFR"). The Bank of England followed suit in April 2018 by publishing its proposed alternative rate, the Sterling Overnight Index Average ("SONIA"). Each of SOFR and SONIA significantly differ from LIBOR, both in each actual rate and how each rate is calculated, and therefore it is unclear whether and when markets will adopt either of these rates as a widely accepted replacement for LIBOR.

As such, when LIBOR is discontinued, if a replacement rate is not widely agreed upon or if a replacement rate is significantly different from LIBOR, it could cause a disruption in the credit markets generally. Such a disruption could have an adverse impact on the market value of and/or transferability of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. It is not possible to predict the effect of any of these developments, and any future initiatives to regulate, reform or change the manner of administration of LIBOR could result in adverse consequences to the rate of interest payable and receivable on, market value of and market liquidity for LIBOR-based financial instruments.

Most of our new investments are indexed to SOFR; however, we have material contracts that are indexed to LIBOR. Certain contracts have an orderly market transition already in process; however, other contracts, will need to be renegotiated to replace LIBOR with an alternative reference rate. Following the replacement of LIBOR, some or all of our credit agreements with our portfolio companies may bear interest at a lower interest rate, which could have an adverse impact on the value and liquidity of our investment in these portfolio companies and, as a result on our results of operations.

In addition, the transition from LIBOR to SOFR, SONIA or other alternative reference rates may also introduce operational risks in our accounting, financial reporting, loan servicing, liability management and other aspects of our business.

We are subject to risks related to corporate social responsibility.

Our business faces increasing public scrutiny related to ESG activities, which are increasingly considered to contribute to the long-term sustainability of a company's performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.

We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

Additionally, new regulatory initiatives related to ESG could adversely affect our business. The SEC has proposed rules that, among other matters, would establish a framework for the reporting of climate-related risks. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective (if at all). Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.

We are exposed to risks associated with changes in interest rates.

Interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net interest income. However, an increase in interest rates could decrease the value of any investments we hold that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income.

In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

To the extent that we continue to make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the incentive fee payable to the Adviser.

General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the rate of return on invested capital.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC, which would have a material adverse effect on our business, financial condition and results of operations.

As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets, as defined in Section 55(a) of the 1940 Act. See "Business — Qualifying Assets." We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies, which could result in the dilution of our position or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Many of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee and, as a result, there may be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value, or if there is no readily available market value, at fair value as determined by MC Advisors in its capacity as our Valuation Designee. Many of our portfolio investments may take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by our Valuation Designee, including to reflect significant events affecting the value of our securities. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

- a comparison of the portfolio company's securities to publicly traded securities;

- the enterprise value of a portfolio company;

- the nature and realizable value of any collateral;

- the portfolio company's ability to make payments and its earnings and discounted cash flow;

- the markets in which the portfolio company does business; and

- changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

We expect that most of our investments (other than cash and cash equivalents) will be classified as Level 3 in the fair value hierarchy and require disclosures about the level of disaggregation along with the inputs and valuation techniques we use to measure fair value. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We employ the services of one or more independent service providers to conduct fair value appraisals of material investments for which market quotations are not readily available. These fair value appraisals for material investments are received at least once every calendar year for each portfolio company investment, but are generally received quarterly. The types of factors that the Valuation Designee may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty in the value of our portfolio investments, a fair value determination may cause net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon one or more of our investments. As a result, investors purchasing shares of our common stock based on an overstated net asset value would pay a higher price than the value of the investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of investments will receive a lower price for their shares than the value the investment portfolio might warrant.

We adjust quarterly the valuation of our portfolio to reflect the determination of our Valuation Designee of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statements of operations as net change in unrealized gain (loss) on investments.

We may experience fluctuations in our quarterly operating results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable to us on the debt securities we acquire, the default rate on such securities, the level of our expenses, including the cost of our indebtedness, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations may also come into effect, including those governing the types of investments we or our portfolio companies are permitted to make, any of which could have a material adverse effect on our business and political uncertainty could increase regulatory uncertainty in the near term. The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.

Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to the strategies and plans set forth herein and may shift our investment focus from the areas of expertise of MC Advisors to other types of investments in which MC Advisors may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Uncertainty about U.S. government initiatives could negatively impact our business, financial condition and results of operations.

The U.S. government has recently called for significant changes to U.S. trade, healthcare, immigration, foreign and government regulatory policy. In this regard, there is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far-reaching implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, inflation, foreign exchange rates, treaties, tariffs, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or the current administration implements changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, corporate taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board has the authority, except as otherwise prohibited by the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. Under Maryland law, we also cannot be dissolved without prior stockholder approval except by judicial action. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.

MC Advisors can resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

MC Advisors has the right to resign under the Investment Advisory Agreement without penalty at any time upon 60 days' written notice to us, whether we have found a replacement or not. If MC Advisors resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and our net asset value may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by MC Advisors and its affiliates. Even if we were able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

MC Management can resign on 60 days' notice from its role as our administrator under the Administration Agreement, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

MC Management has the right to resign under the Administration Agreement without penalty upon 60 days' written notice to us, whether we have found a replacement or not. If MC Management resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and our net asset value may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by MC Management. Even if we were able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

There are significant financial and other resources necessary to comply with the requirements of being a public reporting entity.

We are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We have implemented procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public reporting companies. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to MC Management, as administrator, to compensate them for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public reporting companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company for up to five years following an initial public offering or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

Efforts to comply with the Sarbanes-Oxley Act involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us and the value of our common stock.

As a public reporting company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act and other rules implemented by the SEC.

We are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Under current SEC rules, after being subject to the reporting requirements of the Exchange Act for a specified period of time, our management will be required to report on its internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal controls over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal controls over financial reporting. As a result, we expect to continue to incur associated expenses, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management's time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. There can be no assurance that our quarterly reviews and annual audits will not identify additional material weaknesses. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, our value and results of operations may be adversely affected. As a result, we expect to incur significant associated expenses, which may negatively impact our financial performance and our ability to make distributions.

Terrorist attacks, acts of war, global health emergencies or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies and natural disasters are generally uninsurable.

The COVID-19 pandemic has caused severe disruptions in the global economy, which has had, and may continue to have, a negative impact on our portfolio companies and our business and operations.

The COVID-19 pandemic and restrictive measures taken to contain or mitigate its spread caused business shutdowns, cancellations of events and restrictions on travel, significant reductions in demand for certain goods and services, reductions in business activity and financial transactions, supply chain interruptions and has led, and for an unknown period of time will continue to lead, to disruptions in local, regional, national and global markets and economies affected thereby. Despite actions of the U.S. federal government and foreign governments, these events have contributed to unpredictable general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole. With respect to the U.S. credit markets (in particular for middle market loans), this outbreak has resulted in, and until fully resolved is likely to continue to result in, the following among other things: (i) increased draws by borrowers on revolving lines of credit; (ii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans; (iii) volatility and disruption of these markets including greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues; and (iv) rapidly evolving proposals and/or actions by state and federal governments to address problems being experienced by the markets and by businesses and the economy in general that will not necessarily adequately address the problems facing the loan market and middle market businesses. This outbreak is having, and any future outbreaks could have, an adverse impact on our portfolio companies and us and on the markets and the economy in general, and that impact could be material. Such effects will likely continue for the duration of the pandemic, which is uncertain, and for some period thereafter. It is impossible to determine the scope of the COVID-19 pandemic, or any future outbreaks, how long any such outbreak, market disruption or uncertainties may last, the effect any governmental actions will have or the full potential impact on us, MC Advisors and our portfolio companies.

The COVID-19 pandemic is continuing as of the filing date of this Annual Report, and its extended duration may have further adverse impacts on our portfolio companies after December 31, 2022, including for the reasons described herein.

We are currently operating in a period of capital markets disruption and economic uncertainty could have a material adverse effect on our business, financial condition or results of operations.

Current market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience, including being at a higher cost in rising rate environments. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. An inability to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations. In addition, adverse or volatile market conditions may make equity capital difficult to raise because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our shareholders and independent directors.

Significant disruption or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Significant disruption or volatility in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.

The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.

Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level, and will likely continue to increase in frequency in the future. The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of Monroe Capital employees were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We, and our portfolio companies, depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects our data, resulting in increased costs and other consequences as described above.

Moreover, the increased use of mobile and cloud technologies due to the proliferation of remote work resulting from the COVID-19 pandemic could heighten these and other operational risks as certain aspects of the security of such technologies may be complex and unpredictable. Reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, the operations of a portfolio company or the operations of our or their service providers and result in misappropriation, corruption or loss of personal, confidential or proprietary information or the inability to conduct ordinary business operations. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies increase the speed and computing power available. Extended periods of remote working, whether by us or by our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Accordingly, the risks described above are heightened under current conditions.

We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Compliance with such laws and regulations may result in cost increases due to system changes and the development of new administrative processes. If we or MC Advisors or certain of its affiliates, fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

We may incur lender liability as a result of our lending activities.

In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We may be subject to allegations of lender liability, which could be time-consuming and expensive to defend and result in significant liability.

We may incur liability as a result of providing managerial assistance to our portfolio companies.

In the course of providing significant managerial assistance to certain portfolio companies, certain of our management and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of investments in these companies, our management and directors may be named as defendants in such litigation, which could result in an expenditure of our funds, through our indemnification of such officers and directors, and the diversion of management time and resources.

MC Advisors may not be able to achieve the same or similar returns as those achieved by our senior management and investment teams while they were employed at prior positions.

The track record and achievements of the senior investment professionals of Monroe Capital are not necessarily indicative of future results that will be achieved by MC Advisors. As a result, MC Advisors may not be able to achieve the same or similar returns as those achieved by the senior investment professionals of Monroe Capital.

Risks Related to Our Investments

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. These portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities and greater number of qualified and experienced managerial and technical personnel. They may need additional financing that they are unable to secure and that we are unable or unwilling to provide, or they may be subject to adverse developments unrelated to the technologies they acquire.

Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments and could lead to financial losses in our portfolio and a corresponding decrease in revenues, net income and assets.

Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company's ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. It is possible that we could become subject to a lender liability claim, including as a result of actions taken if we or MC Advisors render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we or MC Advisors provided managerial assistance to that portfolio company or otherwise exercise control over it, a bankruptcy court might re-characterize our debt as a form of equity and subordinate all or a portion of our claim to claims of other creditors.

Market conditions have materially and adversely affected debt and equity capital markets in the United States and around the world.

In the past, the global capital markets experienced periods of disruption resulting in increasing spreads between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free and a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market. These events, along with the deterioration of the housing market, illiquid market conditions, declining business and consumer confidence and the failure of major financial institutions in the United States, led to a general decline in economic conditions. This economic decline materially and adversely affected the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and to financial firms in particular. If such a period of disruption were to occur in the future, to the extent that we wish to use debt to fund our investments, the debt capital that will be available to us, if at all, may be at a higher cost, and on terms and conditions that may be less favorable, than what we expect, which could negatively affect our financial performance and results. A prolonged period of market illiquidity may cause us to reduce the volume of loans we originate and/or fund below historical levels and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, and results of operations. The spread between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free has remained narrow on a relative basis recently. If these spreads were to widen or if there were deterioration of market conditions, these events could materially and adversely affect our business.

Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.

Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies' operations. Certain of our portfolio companies may be in industries that have been, or are expected to be, impacted by inflation. If such portfolio companies are unable to pass any increases in their costs along to their customers, it could adversely affect their results and impact their ability to pay interest and principal on our loans. In addition, any projected future decreases in our portfolio companies' operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations. Additionally, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation, See "*We are exposed to risks associated with changes in interest rates.*"

Our investments in leveraged portfolio companies may be risky, and we could lose all or part of our investment.

Investment in leveraged companies involves a number of significant risks. Leveraged companies, including lower middle-market companies, in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. In addition, our junior secured loans are generally subordinated to senior loans. As such, other creditors may rank senior to us in the event of an insolvency.

Our portfolio companies consists primarily of lower middle-market, privately owned companies, which may present a greater risk of loss than loans to larger companies.

Our portfolio consists, and will most likely continue to consist, primarily of loans to lower middle-market, privately owned companies. Compared to larger, publicly traded firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand, compete and operate their business. In addition, many of these companies may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to these types of borrowers may entail higher risks than loans made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources on more attractive terms.

Investing in lower middle-market companies involves a number of significant risks, including that lower middle-market companies:

- may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

- are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

- typically have more limited access to the capital markets, which may hinder their ability to refinance borrowings;

- will be unable to refinance or repay at maturity the unamortized loan balance as we structure our loans such that a significant balance remains due at maturity;

- generally have less predictable operating results, may be particularly vulnerable to changes in customer preferences or market conditions, depend on one or a limited number of major customers;

- may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

- generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

Any of these factors or changes thereto could impair a portfolio company's financial condition, results of operation, cash flow or result in other adverse events, such as bankruptcy, any of which could limit a portfolio company's ability to make scheduled payments on loans from us. This, in turn, may lead to their inability to make payments on outstanding borrowings, which could result in losses in our loan portfolio and a decrease in our net interest income and book value.

We may be subject to risks associated with our investments in senior secured loans.

We invest in senior secured loans. Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans may be considered by credit rating agencies to be similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. Such companies are more likely than investment grade issuers to default on their payments of interest and principal owed to us, and such defaults could have a material adverse effect on our performance. An economic downturn would generally lead to a higher non-payment rate, and a senior secured loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior secured loan may decline in value or become illiquid, which would adversely affect the senior secured loan's value.

There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. As a result, MC Advisors will rely primarily on its own evaluation of a borrower's credit quality rather than on any available independent sources. Therefore, we will be particularly dependent on the analytical abilities of MC Advisors.

In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that we may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

We may be subject to risks associated with our investments in junior debt securities.

We may invest in junior debt securities. Although certain junior debt securities are typically senior to common stock or other equity securities, the equity and debt securities in which we will invest may be subordinated to substantial amounts of senior debt, all or a significant portion of which may be secured. Such subordinated investments may be characterized by greater credit risks than those associated with the senior obligations of the same issuer. These subordinated securities may not be protected by all of the financial covenants, such as limitations upon additional indebtedness, typically protecting such senior debt. Holders of junior debt generally are not entitled to receive full payments in bankruptcy or liquidation until senior creditors are paid in full. Holders of equity are not entitled to payments until all creditors are paid in full. In addition, the remedies available to holders of junior debt are normally limited by restrictions benefiting senior creditors. In the event any portfolio company cannot generate adequate cash flow to meet senior debt service, we may suffer a partial or total loss of capital invested.

We may be subject to risks associated with "covenant-lite" loans.

Certain loans in which we invest may be "covenant-lite." We use the term "covenant-lite" loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, "covenant-lite" loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower's financial condition. Accordingly, to the extent we are exposed to "covenant-lite" loans, we may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

We may be subject to risks associated with our investments in unitranche secured loans and securities.

We may invest in unitranche secured loans, which are a combination of senior secured and junior secured debt in the same facility in which we syndicate a "first out" portion of the loan to an investor and retain a "last out" portion of the loan. Unitranche secured loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and junior, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche secured debt generally requires payments of both principal and interest throughout the life of the loan. Generally, we expect these securities to carry a blended yield that is between senior secured and junior debt interest rates. Unitranche secured loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In some cases, a portion of the total interest may accrue or be paid in kind. Because unitranche secured loans combine characteristics of senior and junior financing, unitranche secured loans have risks similar to the risks associated with senior secured and second lien loans and junior debt in varying degrees according to the combination of loan characteristics of the unitranche secured loan.

We may be subject to risks associated with our investments in bank loans.

We intend to invest in bank loans and participations. These obligations are subject to unique risks, including:

- the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors' rights laws,

- so-called lender-liability claims by the issuer of the obligations,

- environmental liabilities that may arise with respect to collateral securing the obligations, and

- limitations on our ability to directly enforce its rights with respect to participations.

In addition, the illiquidity of bank loans may make it difficult for us to sell such investments to access capital if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. Compared to securities and to certain other types of financial assets, purchases and sales of loans take relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by us; (ii) leave us unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay us from realizing the proceeds of a sale of a loan; (iv) inhibit our ability to re-sell a loan that it has agreed to purchase if conditions change (leaving us more exposed to price fluctuations); (v) prevent us from timely collecting principal and interest payments; and (vi) expose us to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, we may hold cash, sell investments or temporarily borrow from banks or other lenders.

In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will assume the credit risk of both the borrower and the institution selling the participation.

In analyzing each bank loan or participation, MC Advisors compares the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks will be borne by us.

We may be subject to risks associated with our investments in Securitized Products.

We may from time to time, as part of its opportunistic investment activities, invest, directly and indirectly, in Securitized Products, including CLO facilities, asset-backed securities and warehouse loan facilities. Securitized Products may present risks similar to those of the other types of investments in which we may invest and, in fact, such risks may be of greater significance in the case of Securitized Products. Moreover, investing in Securitized Products may entail a variety of unique risks. Among other risks, Securitized Products may be subject to prepayment risk. In addition, the performance of a Securitized Product will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. In addition, we may face additional risks related to specific Securities Products, including the following:

Asset-backed securities. We may invest in asset-backed securities ("ABS"). ABS are subject to the risk of prepayment on the loans underlying such securities (including voluntary prepayments by the obligors and liquidations due to default). Generally, prepayment rates increase when interest rates fall and decrease when interest rates rise. Prepayment rates are also affected by other factors, including economic, demographic, tax, social and legal factors. To the extent that prepayment rates are different than anticipated, the average yield of investments in ABS may be adversely affected. The interest rate sensitivity of any particular pool of loans depends upon the allocation of cash flow from the underlying receivables.

The market value of ABS will generally vary inversely with changes in market interest rates, declining when interest rates rise and rising when interest rates decline. However, ABS, while having comparable risk of decline during periods of rising rates, usually have less potential for capital appreciation than other investments of comparable maturities due to the likelihood of increased prepayments as interest rates decline. In addition, to the extent any ABS are purchased at a premium, losses due to default and liquidation and unscheduled principal prepayments generally will result in some loss of the holders' principal to the extent of the premium paid. ABS are subject to whole loan risk and credit risk that the underlying receivables will not be paid by debtors or by credit insurers or guarantors of such instruments.

The underlying assets of ABS may include receivables of any kind, including, without limitation, such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited.

The values of some other ABS are subject to interest-rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. The value of ABS may be substantially dependent on the servicing of the underlying asset pools and thus be subject to risks associated with the negligence by, or defalcation of, their servicers. In addition, any fees related to outside loan origination and servicing contracts could negatively affect returns. In certain circumstances, the mishandling of related documentation may also affect the rights of security holders in and to the underlying collateral. The insolvency of entities that generate receivables or that utilize the assets may result in added costs and delays in addition to losses associated with a decline in the value of underlying assets. Furthermore, debtors may be entitled to the protection of a number of state and Federal consumer credit laws with respect to ABS, which may give the debtor the right to avoid payment. ABS may be highly illiquid, and the market value of ABS may fluctuate widely. If we are forced to liquidate our investments in ABS to satisfy withdrawals, it may be difficult or impossible to do so on favorable terms and may result in losses.

Collateralized Loan Obligations. We may invest, directly or indirectly, in CLOs and CLO warehouse facilities. A CLO is typically a bankruptcy-remote securitization entity that owns senior secured, second lien or unsecured corporate loans. Typically, we are expected to invest, directly or indirectly, in the unrated or most subordinated tranches of CLOs that own middle market or broadly syndicated loans, while other investors may purchase more senior tranches of the CLO entity's capital structure, thereby exposing themselves to different risks of principal and interest repayment. CLOs make payments to investors as payments are received with respect to their underlying asset pools. If proceeds of the underlying asset pools are not large enough to provide payments on all investors, securities held by the more junior investors in the CLOs (like us) will likely suffer a principal loss. In an event of default, typically the most senior tranche of debt may direct the CLO manager to liquidate the CLO. In the event of a liquidation, the unrated or most subordinated tranches of a CLO will not receive any payment until all principal and interest on the senior debt is paid in full. As the holder of the most subordinated tranche, we may be unable to exercise additional remedies under the CLO entity documentation. In addition, the value of the underlying collateral in the asset pools may decrease in value. CLO securities are illiquid instruments, and we may not be able to sell such securities at favorable prices, if at all.

Loans may become nonperforming for a variety of reasons.

A loan or debt obligation may become non-performing for a variety of reasons. Such non-performing loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of the principal amount of the loan and/or the deferral of payments. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery. We may also incur additional expenses to the extent that it is required to seek recovery upon a default on a loan or participate in the restructuring of such obligation. The liquidity for defaulted loans may be limited, and to the extent that defaulted loans are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. In connection with any such defaults, workouts or restructuring, although we exercise voting rights with respect to an individual loan, we may not be able to exercise votes in respect of a sufficient percentage of voting rights with respect to such loan to determine the outcome of such vote.

The lack of liquidity in our investments may adversely affect our business.

All of our assets may be invested in illiquid securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to maintain the election to be regulated as a BDC and qualify as a RIC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the respective regulatory frameworks. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or MC Advisors have material nonpublic information regarding such portfolio company.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized losses.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our Valuation Designee. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized losses. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized losses on our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized losses on our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.

The loans underlying our portfolio may be callable at any time, and many of them can be repaid with no premium to par. It is generally not clear and highly unpredictable when or if any loan might be called. Whether a loan is called will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. Risks associated with owning loans include the fact that prepayments may occur at any time, sometimes without premium or penalty, and that the exercise of prepayment rights during periods of declining spreads could cause us to reinvest prepayment proceeds in lower-yielding instruments. In the case of some of these loans, having the loan called early may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields.

Our portfolio may be exposed in part to one or more specific industries, which may subject us to a risk of significant loss in a particular investment or investments if there is a downturn in that particular industry.

Our portfolio may be exposed in part to one or more specific industries. A downturn in any particular industry in which we are invested could significantly impact the aggregate returns we realize. If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

As of December 31, 2022, our investments in the Healthcare & Pharmaceuticals; Services: Business; and High Tech Industries represented approximately 14.4%, 12.6% and 12.3% respectively, of the fair value of our portfolio and are subject to certain risks particular to these industries. The laws and rules governing the business of companies in these industries and interpretations of those laws and rules are subject to frequent change and broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies operating in these industries to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Policy changes on the local, state and federal level, such as the expansion of the government's role in these industries and changes to tax laws affecting these industries, could fundamentally change the dynamics of these industries. We have invested and will continue investing in technology companies, many of which may have narrow product lines and small market shares, which tend to render them more vulnerable to competitors' actions and market conditions, as well as to general economic downturns. The revenues, income (or losses), and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, technology-related markets are generally characterized by abrupt business cycles and intense competition, where the leading companies in any particular category may hold a highly concentrated percentage of the overall market share. Any of these factors could materially adversely affect the operations of a portfolio company in these industries and, in turn, impair our ability to timely collect principal and interest payments owed to us.

We may be subject to risks associated with our investments in the business services industry.

Portfolio companies in the business services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the business services industry must respond quickly to technological changes and understand the impact of these changes on customers' preferences. Adverse economic, business, or regulatory developments affecting the business services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.

We may be subject to risks associated with our investments in the technology industry.

We invest portions of our portfolio in the technology industry. There are risks in investing in companies that target technology-related markets, including rapid and sometimes dramatic price erosion of products, the reliance on capital and debt markets to finance large capital outlays, including fabrication facilities, the reliance on partners outside of the United States, particularly in Asia, and inherent cyclicality of the technology market in general. As a result of multiple factors, access to capital may be difficult or impossible for companies in our portfolio that are pursuing these markets. The revenue, income (or losses) and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, because of rapid technological change, the average selling prices of products and some services provided by technology-related sectors have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by our portfolio companies that operate in technology-related sectors may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any securities that we may hold. This could, in turn, materially adversely affect our business, financial condition and results of operations.

We may be subject to risks associated with our investments in the healthcare industry.

Any of our portfolio companies operating in the healthcare information and services industry are subject to extensive government regulation and certain other risks particular to that industry. As part of our investment strategy, we plan to invest in companies in the healthcare information and services industry.

Such portfolio companies provide technology to companies that are subject to extensive regulation, including Medicare and Medicaid payment rules and regulation, the False Claims Act and federal and state laws regarding the collection, use and disclosure of patient health information and the storage handling and administration of pharmaceuticals. If any of our portfolio companies or the companies to which they provide such technology fail to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their operations. Portfolio companies in the healthcare information or services industry are also subject to the risk that changes in applicable regulations will render their technology obsolete or less desirable in the marketplace.

Portfolio companies in the healthcare information and services industry may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed. Any of these factors could materially and adversely affect the operations of a portfolio company in this industry and, in turn, impair our ability to timely collect principal and interest payments owed to us.

To the extent original issue discount and payment-in-kind interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments include original issue discount, or OID, components and may include PIK interest or PIK dividend components. For the year ended December 31, 2022, PIK interest and PIK dividends comprised approximately 6.5% and 0.4% of our investment income, respectively. To the extent original issue discount constitutes a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

- We must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy our annual distribution requirements, even though we will not have received any corresponding cash amount. As a result, we may have to sell some of our investments at times or at prices that would not be advantageous to us, raise additional debt or equity capital or forgo new investment opportunities.

- OID instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the lender.

- Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

- OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral.

- OID instruments generally represent a significantly higher credit risk than coupon loans.

- OID income received by us may create uncertainty about the source of our cash distributions to stockholders. For accounting purposes, any cash distributions to stockholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the stockholders, Section 19(a) of the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.

- The deferral of PIK interest has a negative impact on liquidity, as it represents non-cash income that may require distribution of cash dividends to stockholders in order to maintain our RIC status. In addition, the deferral of PIK interest also increases the loan-to-value ("LTV") ratio at a compounding rate, thus, increasing the risk that we will absorb a loss in the event of foreclosure.

- OID and market discount instruments create the risk of non-refundable incentive fee payments to MC Advisors based on non-cash accruals that we may not ultimately realize.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio is and may in the future be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.

Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect the portfolio company. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor's return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor's estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in seeking to:

- increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;

- exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

- preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources and the provisions of the 1940 Act. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements or the desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by MC Advisors' allocation policy.

Because we do not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.

Although we may do so in the future, we do not currently hold controlling equity positions in the majority of our portfolio companies. Our debt investments may provide limited control features such as restrictions, for example, on the ability of a portfolio company to assume additional debt, or to use the proceeds of our investment for other than certain specified purposes. "Control" under the 1940 Act is presumed at more than 25% equity ownership, and may also be present at lower ownership levels where we provide managerial assistance. When we do not acquire a controlling equity position in a portfolio company, we may be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies will harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

In addition, many of our investments will likely have a principal amount outstanding at maturity, which could result in a substantial loss to us if the borrower is unable to refinance or repay.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We generally seek to invest capital in senior, unitranche and junior secured loans and, to a lesser extent, unsecured subordinated debt and equity. The portfolio companies in which we invest usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we make to portfolio companies may be secured on a second-priority basis by the same collateral securing senior secured debt of such companies. The first-priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first-priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second-priority liens after payment in full of all obligations secured by the first-priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second-priority liens, then, to the extent not repaid from the proceeds of the sale of the collateral, we will only have an unsecured claim against the portfolio company's remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt, including in unitranche secured transactions. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first-priority liens:

- the ability to cause the commencement of enforcement proceedings against the collateral;

- the ability to control the conduct of such proceedings;

- the approval of amendments to collateral documents;

- releases of liens on the collateral; and

- waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights are adversely affected. In addition, a bankruptcy court may choose not to enforce an intercreditor agreement or other agreement with creditors.

We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies' collateral, if any, will secure the portfolio company's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the portfolio company's remaining assets, if any.

We may also make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are generally more volatile than secured loans and are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high LTV ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.

We may be subject to risks associated with syndicated loans.

From time to time, our investments may consist of syndicated loans. Under the documentation for such loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases, we do not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Accordingly, we may be precluded from directing such actions unless we act together with other holders of the indebtedness. If we are unable to direct such actions, we cannot assure you that the actions taken will be in our best interests.

There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the territory or control of any other financial institution. In addition, we may be unable to remove the agent in circumstances in which removal would be in our best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice.

We may be subject to risks associated with our investments in special situation companies.

We may make investments in companies involved in (or the target of) acquisition attempts or tender offers, or companies involved in spin-offs and similar transactions. In any investment opportunity involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved will either be unsuccessful, take considerable time or result in a distribution of cash or a new security, the value of which will be less than the purchase price to us of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell our investment at a loss. In connection with such transactions (or otherwise), we may purchase securities on a when-issued basis, which means that delivery and payment take place sometime after the date of the commitment to purchase and are often conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, reorganization or debt restructuring. The purchase price and/or interest rate receivable with respect to a when-issued security are fixed when we enter into the commitment. Such securities are subject to changes in market value prior to their delivery.

The disposition of our investments may result in contingent liabilities.

A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

Investments in securities of foreign companies, if any, may involve significant risks in addition to the risks inherent in U.S. investments.

We may make investments in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies, including changes in exchange control regulations, political and social instability, expropriation and imposition of foreign taxes. In addition, any investments that we make that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Factors such as trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments may affect currency values. We may employ hedging techniques to minimize these risks, but we cannot assure you that we will, in fact, hedge currency risk, or, that if we do, such strategies will be effective.

We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.

The 1940 Act generally requires that 70% of our investments be in issuers each of whom, in addition to other requirements, is organized under the laws of, and has its principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other territory of the United States. Our investment strategy does not contemplate a significant number of investments in securities of non-U.S. companies. We expect that these investments would focus on the same investments that we make in U.S. middle-market companies and, accordingly, would be complementary to our overall strategy and enhance the diversity of our holdings.

To the extent that these investments are denominated in a foreign currency, we may engage in hedging transactions. Engaging in either hedging transactions or investing in foreign securities would entail additional risks to our stockholders. We may, for example, use instruments such as interest rate swaps, caps, collars and floors, forward contracts or currency options or borrow under a revolving credit facility in foreign currencies to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the U.S. Commodity Futures Trading Commission.

While we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations.

We may not realize gains from our equity investments.

We currently hold, and we may in the future make investments that include warrants or other equity or equity-related securities. In addition, we may from time to time make non-control, equity co-investments in companies in conjunction with private equity sponsors. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We often seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

Risks Relating to Our Common Stock

There is currently no public market for our stock, and the liquidity of your investment is limited.

There is currently no public market for our common stock, and a market for our common stock may never develop. Our common stock is not registered under the Securities Act, or any state securities law and is restricted as to transfer by law and the terms of our charter. Our stockholders generally may not sell, assign or transfer shares without prior written consent of MC Advisors, which MC Advisors may grant or withhold in its sole discretion. Except in limited circumstances for legal or regulatory purposes, our stockholders are not entitled to redeem their shares. Our stockholders must be prepared to bear the economic risk of an investment in our common stock for an indefinite period of time. While we may engage in a liquidity event in the future, there can be no assurance that a liquidity event will be consummated for stockholders. Certain of our liquidity options described in this annual report may require exemptive relief from the SEC. There can be no assurance that we will be able to obtain such exemptive relief from the SEC.

We intend to use commercially reasonable efforts to raise the cash needed to repurchase up to 5% of outstanding shares of our common stock on a quarterly basis. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. In addition, investor participation in such repurchase offers will be subject to any applicable lock-up period pursuant to such investor's subscription agreement. We anticipate that the majority of our assets will be private debt and as such, current liquidity with respect to such assets will be driven by interest and amortization payments on such private debt rather than the sale of such assets. In addition, we are required to reserve sufficient amounts to ensure that we do not default on any commitment under a loan. Consequently, there can be no assurance that we will have sufficient cash to repurchase shares of our common stock on a quarterly basis or at all. The timing and number of shares to be repurchased will depend on a number of factors, including repayment of investments by our portfolio companies and our ability to incur leverage to fund repurchases and no assurances can be given that any common stock, or any particular amount, will be repurchased.

Additionally, investors in the Second Private Offering will agree not to transfer or otherwise dispose of shares of our common stock purchased in the Second Private Offering until the first anniversary of such investor's Closing Date, including pursuant to an offer by us to repurchase shares of common stock in a tender offer or otherwise.

Although we adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the program, and to cease repurchases.

Although we generally intend to repurchase up to 5% of our total outstanding shares quarterly, the Board may not approve share repurchases, and any approval is in the Board's discretion. You may not be able to sell your shares at all in the event the Board does not approve share repurchases, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Articles of Amendment and Restatement or otherwise to effect a liquidity event at any time. The share repurchase program has many limitations and will be subject to compliance with applicable covenants and restrictions under our financing arrangements and regulatory restrictions, and should not be relied upon as a method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

In the event a stockholder chooses to participate in our share repurchase program, the stockholder will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share of our common stock will be on the repurchase date. Although a stockholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a stockholder seeks to sell shares to us as part of our periodic share repurchase program, the stockholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Our stockholders may experience dilution.

Our stockholders will not have preemptive rights to subscribe to or purchase any shares issued in the future. To the extent we issue additional equity interests, including pursuant to our current private offering or future private or public offerings, a stockholder's percentage ownership interest will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, a stockholder may also experience dilution in the net asset value and fair value of our shares.

We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.

We have paid and intend to continue to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or make periodic increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our stockholders.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor's adjusted tax basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain.

We may choose to pay a portion of our dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders that elect to participate in such plan. We may distribute taxable dividends that are payable in part in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain or qualified dividend income to the extent such distribution is properly reported as such) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. The tax rate for ordinary income will vary depending on a stockholder's particular characteristics. For individuals, the top marginal U.S. federal ordinary income tax rate is 37%. To the extent distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for a maximum qualified dividend U.S. federal tax rate of 20%. However, in this regard, it is anticipated that distributions paid by us will generally not be attributable to such dividends and, therefore, generally will not qualify for the U.S. preferential federal tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as "capital gain dividends" will be taxable to an individual U.S. stockholder as long-term capital gains currently at a maximum U.S. federal tax rate of 20%.

As a result of receiving dividends in the form of our common stock, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. federal tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares of our common stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of shares of our common stock.

In addition, as discussed above, our loans may contain a PIK interest provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To avoid the imposition of U.S. federal income tax, we will need to make sufficient distributions, a portion of which may be paid in shares of our common stock, regardless of whether our recognition of income is accompanied by a corresponding receipt of cash.

We may defer dividend payments to a subsequent taxable year.

As a BDC, we will not be required to make any distributions to stockholders other than in connection with our election to be taxed as a RIC under subchapter M of the Code. In order to maintain tax treatment as a RIC, we must distribute to stockholders for each taxable year at least 90% of our investment company taxable income (i.e., net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses). If we qualify for taxation as a RIC, we generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we timely distribute to stockholders. We will be subject to a 4% U.S. federal excise tax on undistributed earnings of a RIC unless we distribute each calendar year at least the sum of (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and (iii) any ordinary income and net capital gains recognized for preceding years, but were not distributed during such years and on which we paid no U.S. federal income tax.

Under the Code, we may satisfy certain of our RIC distributions with dividends paid after the end of the current year. In particular, if we pay a distribution in January of the following year that was declared in October, November, or December of the current year and is payable to stockholders of record in the current year, the dividend will be treated for all US federal tax purposes as if it were paid on December 31 of the current year. In addition, under the Code, we may pay dividends, referred to as "spillover dividends," that are paid during the following taxable year that will allow us to maintain its qualification for taxation as a RIC and eliminate our liability for U.S. federal income tax. Under these spillover dividend procedures, we may defer distribution of income earned during the current year until December of the following year. For example, we may defer distributions of income earned during 2022 until as late as December 31, 2023. If we choose to pay a spillover dividend, we will incur the 4% U.S. federal excise tax on some or all of the distribution.

Due to the COVID-19 pandemic or other disruptions in the economy, we may take certain actions with respect to the timing and amounts of distributions in order to preserve cash and maintain flexibility. For example, we may defer our dividends to the following taxable year. If we defer our dividends, we may choose to utilize the spillover dividend rules discussed above and incur the 4% U.S. federal excise tax on such amounts. To further preserve cash, we may combine these deferrals of dividends with one or more distributions that are payable partially in Shares as discussed above under "— *We may choose to pay a portion of our dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.*"

Investing in our common stock may involve an above-average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our Board does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. In addition, we may amend our bylaws to be subject to the Maryland Control Share Acquisition Act, only if the Board determines that it would be in our best interests, including in light of the Board's fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board's decision. If such conditions are met, and we amend our bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.

We have adopted certain measures that may make it difficult for a third-party to obtain control of us, including provisions of our charter classifying our Board in three staggered terms and authorizing our Board to classify or reclassify shares of our capital stock in one or more classes or series and to cause the issuance of additional shares of our stock. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own any real estate or other physical properties materially important to our operation. The principal executive offices of Monroe Capital are located at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606. Monroe Capital and its affiliates currently have additional offices, and/or company representatives in New York, New York; Los Angeles, California; San Francisco, California; Atlanta, Georgia; Boston, Massachusetts; Miami, Florida; Naples, Florida; and Seoul, South Korea. MC Management furnishes us office space, and we reimburse it for such costs on an allocated basis.

ITEM 3. LEGAL PROCEEDINGS

Neither we nor our investment adviser is currently subject to any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK

Our common stock will be offered and sold in transactions exempt from registration under the Securities Act under Section 4(a)(2) and Regulation D, as well as under Regulation S under the Securities Act. There is no established public trading market for our common stock currently, nor can we give any assurance that one will develop. As of March 14, 2023, there were 3,750 holders of record of our common stock. Except as previously reported by us on our current reports on Form 8-K or quarterly reports on Form 10-Q, we did not sell any securities during the period covered by this Form 10-K that were not registered under the Securities Act.

Shares of our common stock may not be directly or indirectly sold, transferred, assigned, pledged, hypothecated or otherwise disposed of without the prior written consent of MC Advisors, which consent may be given or withheld in the sole discretion of MC Advisors. Certain investors in the Second Private Offering will agree to not transfer or otherwise dispose of shares of our common stock purchased in the Second Private Offering until the third anniversary of such investor's closing date, including pursuant to an offer by us to repurchase Shares pursuant to a tender offer or otherwise. Any costs associated with a transfer by a stockholder may be borne by such stockholder.

DISTRIBUTIONS

We currently intend to make distributions to our stockholders at least quarterly out of assets legally available for distribution. We may also make additional distributions to our stockholders from time to time. Our distributions, if any, will be determined by our board of directors.

Our revolving credit facility, as amended, imposes certain conditions that may limit the amount of cash available for distributions to stockholders. Distributions payable in our common stock under our dividend reinvestment plan are not limited by the revolving credit facility.

We have adopted an "opt in" dividend reinvestment plan for our common stockholders. When we declare a distribution, our stockholders' cash distributions will only be reinvested in additional shares of our common stock if a stockholder specifically "opts in" to our dividend reinvestment plan. Otherwise, a stockholder will automatically receive cash distributions.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report on Form 10-K contain forward-looking information that involves risks and uncertainties.

Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Monroe Capital Income Plus Corporation is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). In addition, for U.S. federal income tax purposes we have elected to be treated as a regulated investment company ("RIC") under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). We currently qualify and intend to continue to qualify annually to be treated as a RIC for U.S. federal income tax purposes.

As an emerging growth company, we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards.

We are a specialty finance company that is focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada. We seek to provide investors with attractive risk-adjusted returns and downside protection associated with investing in asset based and secured corporate private credit opportunities in a manner that is decoupled from public markets' volatility. We seek to provide attractive risk-adjusted returns and downside protection by investing primarily in secured private credit transactions and assets, targeting investments that have significant downside protection through a focus on asset coverage. We expect to invest primarily in: (i) senior secured and junior secured and unsecured loans, notes, bonds, preferred equity (including preferred partnership equity), convertible debt and other securities; (ii) unitranche secured loans (a combination of senior secured and junior secured debt in the same facility in which we syndicate a "first out" portion of the loan to an investor and retain a "last out" portion of the loan) and securities; (iii) asset-based loans and securities; (iv) small business loans and leases; (v) structured debt and structured equity; (vi) syndicated loans; (vii) securitized debt and subordinated notes of collateralized loan obligations facilities, asset-backed securities and other securitized products and warehouse loan facilities; (viii) opportunities to acquire illiquid investments from other third-party funds as a result of liquidity constraints resulting from investor redemptions and market dislocations; and (ix) capital investments in the secondary markets. As of December 31, 2022, our portfolio included approximately 85.1% senior secured loans, 8.7% unitranche secured loans, 3.0% junior secured loans and 3.2% equity securities, compared to December 31, 2021, our portfolio included approximately 90.5% senior secured loans, 4.3% unitranche secured loans, 2.6% junior secured loans and 2.6% equity securities. We expect that the companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national ratings agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor's system) from the national rating agencies.

We use Monroe Capital's extensive leveraged finance origination infrastructure and broad expertise in sourcing loans to invest in senior secured, unitranche secured and junior secured debt of middle-market companies. Our investment size will vary proportionately with the size of our capital base. We believe that our focus on lending to lower middle-market companies offers several advantages as compared to lending to larger companies, including more attractive economics, lower leverage, more comprehensive and restrictive covenants, more expansive events of default, relatively small debt facilities that provide us with enhanced influence over our borrowers, direct access to borrower management and improved information flow.

We are conducting our second best efforts, continuous private offering of our common stock to "accredited investors" in reliance on an exemption from the registration requirements of the Securities Act (the "Second Private Offering"). At each closing an investor purchases shares of our common stock pursuant to a subscription agreement entered into with us. At each closing, investors are required to fund their full subscription to purchase shares of our common stock. On November 16, 2020, we held the final closing of our initial private offering (the "Initial Private Offering").

The following table summarizes the issuance of shares of our common stock pursuant to the Initial Private Offering (in thousands except shares and per share data):

Date	NAV Per Share	Shares Issued	Proceeds
Initial Private Offering:			
January 15, 2019	$10.00	1,017,500	$ 10,175
April 2, 2019	$10.00	1,596,600	15,966
April 4, 2019	$10.00	275,500	2,755
April 8, 2019	$10.00	21,000	210
July 1, 2019	$10.00	2,384,300	23,843
October 1, 2019	$10.00	1,527,500	15,275
January 2, 2020	$10.00	2,036,841	20,369
May 15, 2020	$ 9.29	1,580,867	14,686
August 17, 2020	$ 9.50	1,049,263	9,968
November 16, 2020	$ 9.60	2,068,125	19,854
Total		13,557,496	$133,101

The following table summarizes the issuance of shares of our common stock pursuant to the Second Private Offering (in thousands except shares and per share data):

Date	NAV Per Share	Shares Issued	Proceeds
Second Private Offering:			
March 15, 2021	$ 9.74	5,301,797	$ 51,639
May 18, 2021	$ 9.86	2,792,748	27,537
August 18, 2021	$ 9.94	6,086,569	60,500
November 17, 2021	$10.06	7,959,940	80,077
March 15, 2022	$10.10	12,173,590	122,953
May 17, 2022	$10.16	8,022,706	81,511
August 16, 2022	$10.10	8,681,792	87,686
November 15, 2022	$10.10	8,895,565	89,845
Total		59,914,707	$601,748

During 2022, we commenced a quarterly share repurchase program in which we intend to repurchase, in each quarter, up to 5% of the shares of common stock outstanding as of the close of the previous calendar quarter (the "Share Repurchase Program"), subject to the discretion of our Board. Any such repurchases are subject to approval by our Board, in its discretion, and the availability of cash to fund such repurchases. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders.

The following table summarizes the total shares repurchased that were validly tendered under the Share Repurchase Program and not withdrawn during the year ended December 31, 2022 (in thousands except shares and per share data):

Date	Price Per Share	Shares Repurchased	Total Cost
For the year ended December 31, 2022:			
April 15, 2022	$10.10	641,640	$ 6,480
June 16, 2022	$10.16	333,527	3,389
September 16, 2022	$10.10	139,216	1,406
December 15, 2022	$10.10	208,828	2,110
Total		1,323,211	$13,385

There were no shares repurchased prior to January 1, 2022.

Investment income

We generate interest income on the debt investments in portfolio company investments that we originate or acquire. Our debt investments, whether in the form of senior secured, unitranche secured or junior secured debt, typically have an initial term of three to seven years and bear interest at a fixed or floating rate. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we receive repayments of some of our debt investments prior to their scheduled maturity date. In some cases, our investments provide for deferred interest of payment-in-kind ("PIK") interest. In addition, we may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums and prepayment gains (losses) on loans as interest income. As the frequency or volume of the repayments which trigger these prepayment premiums and prepayment gains (losses) may fluctuate significantly from period to period, the associated interest income recorded may also fluctuate significantly from period to period. Interest and fee income is recorded on the accrual basis to the extent we expect to collect such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. We record fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recognized as fee income in the period the service is completed.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from limited liability company ("LLC") and limited partnership ("LP") investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. The frequency and volume of the distributions on common equity securities and LLC and LP investments may fluctuate significantly from period to period.

Expenses

Our primary operating expenses include the payment of base management and incentive fees to MC Advisors under the investment advisory agreement entered into on December 5, 2018 (the "Investment Advisory Agreement"), the payment of fees to MC Management for our allocable portion of overhead and other expenses under the administration agreement entered into on December 5, 2018 (the "Administration Agreement"), and other operating costs. See Note 6 to our consolidated financial statements and "Related Party Transactions" below for additional information on our Investment Advisory Agreement and Administration Agreement. Our expenses also include interest expense on indebtedness. We bear all other out-of-pocket costs and expenses of our operations and transactions.

Net gain (loss)

We recognize realized gains or losses on investments, foreign currency forward contracts and foreign currency and other transactions based on the difference between the net proceeds from the disposition and the cost basis without regard to unrealized gains or losses previously recognized within net realized gain (loss) on the consolidated statements of operations. We record current period changes in fair value of investments, foreign currency forward contracts, foreign currency and other transactions within net change in unrealized gain (loss) on the consolidated statements of operations.

Portfolio and Investment Activity

During the year ended December 31, 2022, we invested $706.0 million in 63 new portfolio companies, $195.5 million in 57 existing portfolio companies and had ($140.6) million in aggregate amount of sales and principal repayments, resulting in net investments of $761.0 million for the year.

During the year ended December 31, 2021, we invested $488.5 million in 54 new portfolio companies, $103.7 million in 31 existing portfolio companies and had ($89.2) million in aggregate amount of sales and principal repayments, resulting in net investments of $503.0 million for the year.

During the year ended December 31, 2020, we invested $106.5 million in 30 new portfolio companies, $10.9 million in 17 existing portfolio companies and had $28.1 million in aggregate amount of sales and principal repayments, resulting in net investments of $89.3 million for the year.

The following table shows portfolio yield by security type:

	December 31, 2022		December 31, 2021	
	Weighted Average Annualized Contractual Coupon Yield[1]	Weighted Average Annualized Effective Yield[2]	Weighted Average Annualized Contractual Coupon Yield[1]	Weighted Average Annualized Effective Yield[2]
Senior secured loans	10.8%	10.8%	7.6%	7.6%
Unitranche secured loans	11.0	11.3	7.9	8.4
Junior secured loans	11.9	11.9	11.4	11.4
Equity securities	6.6	6.6	8.6	8.6
Total	10.8%	10.8%	7.6%	7.6%

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(1) The weighted average annualized contractual coupon yield at period end is computed by dividing (a) the interest income on our debt investments and preferred equity investments (with a stated coupon rate) at the period end contractual coupon rate for each investment by (b) the par value of our debt investments and the cost basis of our preferred equity investments.

(2) The weighted average annualized effective yield on portfolio investments at period end is computed by dividing (a) interest income on our debt investments and preferred equity investments (with a stated coupon rate) at the period end effective rate for each investment by (b) the par value of our debt investments and the cost basis of our preferred equity investments. The weighted average annualized effective yield on portfolio investments is a metric on the investment portfolio alone and does not represent a return to stockholders. This metric is not inclusive of our fees and expenses, the impact of leverage on the investment portfolio or sales load that may be paid by stockholders.

The following table shows the composition of our investment portfolio at fair value and as percentage of our total investments at fair value (in thousands):

	December 31, 2022		December 31, 2021	
Fair Value:				
Senior secured loans	$1,250,788	85.1%	$638,120	90.5%
Unitranche secured loans	127,378	8.7	30,161	4.3
Junior secured loans	44,469	3.0	18,580	2.6
Equity securities	46,361	3.2	18,029	2.6
Total	$1,468,996	100.0%	$704,890	100.0%

Our portfolio composition at December 31, 2022 remained relatively consistent with our portfolio composition at December 31, 2021. Our effective yields at December 31, 2022 increased from December 31, 2021, driven primarily by increases in LIBOR and SOFR. All of our loans were above the interest rate floors at December 31, 2022.

The following table shows our portfolio composition by industry at fair value and as percentage of our total investments at fair value (in thousands):

	December 31, 2022		December 31, 2021	
Fair Value:				
Aerospace & Defense	$ 21,049	1.4%	$ 22,358	3.2%
Automotive	38,843	2.7	25,864	3.7
Banking	37,979	2.6	9,606	1.4
Beverage, Food & Tobacco	16,439	1.1	19,032	2.7
Capital Equipment	56,074	3.8	10,270	1.4
Construction & Building	34,877	2.4	19,202	2.7
Consumer Goods: Durable	40,357	2.7	18,420	2.6
Consumer Goods: Non-Durable	32,843	2.2	24,777	3.5
Containers, Packaging & Glass	11,675	0.8	2,029	0.3
Energy: Oil & Gas	3,597	0.2	3,591	0.5
Environmental Industries	31,457	2.1	13,271	1.9
FIRE: Finance	66,639	4.5	27,505	3.9
FIRE: Insurance	9,641	0.7	—	—
FIRE: Real Estate	71,154	4.8	43,066	6.1
Healthcare & Pharmaceuticals	210,831	14.4	78,589	11.1
High Tech Industries	180,823	12.3	81,220	11.5
Hotels, Gaming & Leisure	2,331	0.2	2,318	0.3
Media: Advertising, Printing & Publishing	129,362	8.8	78,300	11.1
Media: Broadcasting & Subscription	2,019	0.1	1,859	0.3
Media: Diversified & Production	46,348	3.2	34,428	4.9
Services: Business	184,535	12.6	93,582	13.3
Services: Consumer	77,998	5.3	37,319	5.3
Telecommunications	36,415	2.5	40,656	5.8
Transportation: Cargo	97,153	6.6	14,646	2.1
Wholesale	28,557	2.0	2,982	0.4
Total	$1,468,996	100.0%	$704,890	100.0%

Portfolio Asset Quality

MC Advisors' portfolio management staff closely monitors all credits, with senior portfolio managers covering agented and more complex investments. MC Advisors segregates our capital markets investments by industry. The MC Advisors' monitoring process and projections developed by Monroe Capital both have daily, weekly, monthly and quarterly components and related reports, each to evaluate performance against historical, budget and underwriting expectations. MC Advisors' analysts will monitor performance using standard industry software tools to provide consistent disclosure of performance. When necessary, MC Advisors will update our internal risk ratings, borrowing base criteria and covenant compliance reports.

As part of the monitoring process, MC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal proprietary system that uses the categories listed below, which we refer to as MC Advisors' investment performance risk rating. For any investment rated in grades 3, 4 or 5, MC Advisors, through its internal Portfolio Management Group ("PMG"), will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. The PMG is responsible for oversight and management of any investments rated in grades 3, 4, or 5. MC Advisors monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, MC Advisors reviews these investment performance risk ratings on a quarterly basis. The investment performance risk rating system is described as follows:

Investment Performance Risk Rating	Summary Description
Grade 1	Includes investments exhibiting the least amount of risk in our portfolio. The issuer is performing above expectations or the issuer's operating trends and risk factors are generally positive.
Grade 2	Includes investments exhibiting an acceptable level of risk that is similar to the risk at the time of origination. The issuer is generally performing as expected or the risk factors are neutral to positive.
Grade 3	Includes investments performing below expectations and indicates that the investment's risk has increased somewhat since origination. The issuer may be out of compliance with debt covenants; however, scheduled loan payments are generally not past due.
Grade 4	Includes an issuer performing materially below expectations and indicates that the issuer's risk has increased materially since origination. In addition to the issuer being generally out of compliance with debt covenants, scheduled loan payments may be past due (but generally not more than six months past due).
Grade 5	Indicates that the issuer is performing substantially below expectations and the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance or payments are substantially delinquent. Investments graded 5 are not anticipated to be repaid in full.

Our investment performance risk ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or reflect or represent any third-party assessment of any of our investments.

In the event of a delinquency or a decision to rate an investment Grade 4 or Grade 5, the PMG, in consultation with the investment committee, will develop an action plan. Such a plan may require a meeting with the borrower's management or the lender group to discuss reasons for the default and the steps management is undertaking to address the under-performance, as well as amendments and waivers that may be required. In the event of a dramatic deterioration of a credit, MC Advisors and the PMG will form a team or engage outside advisors to analyze, evaluate and take further steps to preserve our value in the credit. In this regard, we would expect to explore all options, including in a private equity sponsored investment, assuming certain responsibilities for the private equity sponsor or a formal sale of the business with oversight of the sale process by us. The PMG and the investment committee have extensive experience in running debt work-out transactions and bankruptcies.

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2022 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$ —	—%
2	1,396,200	95.0
3	72,190	4.9
4	606	0.1
5	—	—
Total	$1,468,996	100.0%

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2021 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$ —	—%
2	693,017	98.3
3	11,459	1.6
4	414	0.1
5	—	—
Total	$704,890	100.0%

As of both December 31, 2022 and 2021, there were no borrowers with a loan or preferred equity securities on non-accrual status.

Results of Operations

Operating results were as follows (in thousands):

	For the years ended December 31,		
	2022	2021	2020
Total investment income	$91,675	$32,133	$13,076
Total operating expenses, net of fee waivers	41,690	14,405	4,019
Net investment income before income taxes	49,985	17,728	9,057
Income taxes, including excise taxes	169	(1)	72
Net investment income	49,816	17,729	8,985
Net realized gain (loss) on investments	(17)	488	15
Net realized gain (loss) on foreign currency forward contracts	664	29	—
Net realized gain (loss) on foreign currency and other transactions	(4)	(47)	31
Net realized gain (loss)	643	470	46
Net change in unrealized gain (loss) on investments	(5,330)	8,982	(884)
Net change in unrealized gain (loss) on foreign currency forward contracts	711	742	(157)
Net unrealized gain (loss) on foreign currency and other transactions	1	—	—
Net change in unrealized gain (loss)	(4,618)	9,724	(1,041)
Net increase (decrease) in net assets resulting from operations	$45,841	$27,923	$ 7,990

Investment Income

The composition of our investment income was as follows (in thousands):

	For the years ended December 31,		
	2022	**2021**	**2020**
Interest income	$78,960	$27,327	$11,643
PIK interest income	5,920	1,298	295
Dividend income[1]	501	239	60
Fee income	2,182	1,107	187
Prepayment gain (loss)	1,496	1,166	279
Accretion of discounts and amortization of premium	2,616	996	612
Total investment income	$91,675	$32,133	$13,076

(1) During the years ended December 31, 2022, 2021 and 2020, dividend income includes PIK dividends of $358, $176 and $59, respectively.

The increase in investment income of $59.5 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021, is primarily the result of an increase in interest income due to the growth of our investment portfolio and increases in effective rates on the portfolio as a result of the rising interest rate environment. The increase in investment income of $19.1 million during the year ended December 31, 2021, as compared to the year ended December 31, 2020, is primarily due to growth in the portfolio.

Operating Expenses

The composition of our operating expenses was as follows (in thousands):

	For the years ended December 31,		
	2022	**2021**	**2020**
Interest and other debt financing expenses	$21,734	$ 6,036	$2,161
Base management fees, net of base management fee waivers[1]	11,310	4,602	869
Incentive fees, net of incentive fee waivers[2]	4,876	2,009	(132)
Professional fees	1,656	587	434
Administrative service fees	1,132	560	332
General and administrative expenses	900	551	295
Directors' fees	82	60	60
Total operating expenses, net of fee waivers	$41,690	$14,405	$4,019

(1) Base management fees for the years ended December 31, 2022, 2021 and 2020 were $13,011, $6,027 and $2,399, respectively. MC Advisors elected to voluntarily waive $1,701, $1,425 and $1,530 of such base management fees for years ended December 31, 2022, 2021 and 2020, respectively. Such waivers are not subject to recoupment by MC Advisors. There is no guarantee that MC Advisors will waive any base management fees in the future.

(2) Incentive fees for the year ended December 31, 2022 were $6,344, comprised of part one incentive fees of $7,080 and a return of part two capital gains incentive fees previously accrued of ($736). Pursuant to the fee waiver letter, MC Advisors elected to voluntarily waive the part one incentive fees of $1,468 during the year ended December 31, 2022. Incentive fees for the year ended December 31, 2021 were $4,449, comprised of part one incentive fees of $2,937 and part two capital gains incentive fees of $1,512. MC Advisors elected to voluntarily waive the part one incentive fees of $2,440 for the year ended December 31, 2021. Incentive fees for the year ended December 31, 2020 were $1,179, comprised of part one incentive fees of $1,311 and a return of part two capital gains incentive fees previously accrued

of ($132). MC Advisors elected to voluntarily waive the part one incentive fees of $1,311 for the year ended December 31, 2020. Such waivers are not subject to recoupment by MC Advisors. Except with respect to the permanent waiver agreed to by MC Advisors pursuant to the fee waiver letter, there is no guarantee that MC Advisors will waive any incentive fees in the future. See Note 6 to our consolidated financial statements and "Capital Gains Incentive Fee" below for additional information.

The composition of our interest and other debt financing expenses, average debt outstanding and average stated interest rates (i.e. the rate in effect plus spread) were as follows (in thousands):

| | For the years ended December 31, | | |
	2022	2021	2020
Interest expense – Credit Facility	$ 9,799	$ 5,129	$ 1,868
Interest expense – Term Loan	224	—	—
Interest expense – 2022 ABS	9,448	—	—
Amortization of deferred financing costs	2,263	907	293
Total interest and other debt financing expenses	$ 21,734	$ 6,036	$ 2,161
Average debt outstanding	409,913	140,127	49,171
Average stated interest rate	4.7%	3.6%	3.8%

The increase in operating expenses of $27.3 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021, is primarily a result of an increase in interest expense as average borrowings increased to support the growth of the portfolio and an increase in base management and incentive fees, net of fee waivers. The increase in operating expenses of $10.4 million during the year ended December 31, 2021, as compared to the year ended December 31, 2020, is primarily the result of an increase in interest expense on our Credit Facility as average borrowings increased to support the growth of the portfolio and an increase in base management fees and incentive fees, net of fee waivers.

Income Taxes, Including Excise Taxes

We have elected to be treated, currently qualify, and intend to continue to qualify annually as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the U.S. federal income tax treatment available to RICs. To maintain qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.

Depending on the level of taxable income earned in a tax year, we may choose to carry forward such taxable income in excess of current year dividend distributions from such current year taxable income into the next year and pay U.S. federal income tax at corporate rates and a 4% excise tax on such income, as required. To the extent that we determine that our estimated current year annual taxable income may exceed estimated current year dividend distributions, we accrue excise tax, if any, on estimated excess taxable income as such taxable income is earned. For the years ended December 31, 2022, 2021 and 2020, we recorded a net expense on the consolidated statements of operations of $0.1 million, ($1) thousand and $72 thousand, respectively, for U.S. federal excise tax.

Certain of our consolidated subsidiaries are subject to U.S. federal and state corporate-level income taxes. For the years ended December 31, 2022, 2021 and 2020, we recorded a net tax expense of $43 thousand, zero and zero, respectively on the consolidated statements of operations for these subsidiaries.

Net Realized Gain (Loss)

During the years ended December 31, 2022, 2021 and 2020, we had sales of investments of $15.8 million, $9.1 million and $1.9 million, respectively, resulting in ($17) thousand, $0.5 million and $15 thousand of net realized gain (loss) on investments, respectively.

We have entered and may continue to enter into foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. During the years ended December 31, 2022, 2021 and 2020, we had $0.7 million, $29 thousand and zero of net realized gain (loss) on foreign currency forward contracts, respectively. During the years ended December 31, 2022, 2021 and 2020, we had ($4) thousand, ($47) thousand and $31 thousand of net realized gain (loss) on foreign currency and other transactions, respectively.

Net Change in Unrealized Gain (Loss)

For the years ended December 31, 2022, 2021 and 2020, our investments had ($5.3) million, $9.0 million and ($0.9) million of net change in unrealized gain (loss), respectively. The net change in unrealized gain (loss) includes both unrealized gain on investments in our portfolio with mark-to-market gains during the year and unrealized loss on investments in our portfolio with mark-to-market losses during the year.

During the year ended December 31, 2022, the net change in unrealized loss on investments was primarily attributable to portfolio companies that have underlying credit performance concerns resulting in a risk rating of Grade 3, 4 or 5 on our investment performance risk rating scale that were still held as of December 31, 2022 of $4.1 million. Additionally, overall market volatility and spread widening in the loan market contributed to the net unrealized loss on investments.

We estimate approximately $8.5 million of the net change in unrealized gains on investments during the year ended December 31, 2021 was attributable to broad market movements and tightening of credit spreads in the loan markets. Approximately $0.5 million in net change in unrealized gains was attributable to portfolio companies that have underlying credit or fundamental performance concerns resulting in a risk rating of Grade 3, 4 or 5 on our investment performance risk rating scale.

For the years ended December 31, 2022, 2021 and 2020, our foreign currency forward contracts had $0.7 million, $0.7 million and ($0.2) million of net change in unrealized gain (loss), respectively.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the years ended December 31, 2022, 2021 and 2020, the net increase (decrease) in net assets resulting from operations was $45.8 million, $27.9 million and $8.0 million, respectively. Based on the weighted average shares of common stock outstanding years ended December 31, 2022, 2021 and 2020, our per share net increase (decrease) in net assets resulting from operations was $0.83, $1.20 and $0.75, respectively. The $17.9 million increase during the year ended December 31, 2022, is primarily the result of increased net investment income due to the significant portfolio growth and increases in effective interest rates on the portfolio as a result of the rising interest rate environment. The increases in net investment income were partially offset by net unrealized mark-to-market losses on investments during the year ended December 31, 2022. The $19.9 million increase during the year ended December 31, 2021, is primarily the result of increased net investment income due to the significant portfolio growth and net unrealized mark-to-market gains on investments in the portfolio. The $4.8 million increase during the year ended December 31, 2020, is primarily as a result of an increase in net investment income, partially offset by an increase in net mark-to-market losses on investments in the portfolio primarily due to the COVID-19 pandemic.

Liquidity and Capital Resources

We generate cash primarily from (i) the net proceeds of private offerings, (ii) cash flows from our operations, and (iii) borrowings under our existing leverage facilities and any financing arrangements we may enter into in the future. These financings may come in the form of borrowings from banks and issuances of senior securities. Our primary uses of cash are for (i) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (ii) the cost of operations (including paying MC Advisors and reimbursements to MC Management), (iii) debt service of any borrowings, (iv) share repurchases under our share repurchase program and (v) cash distributions to our stockholders.

As of December 31, 2022, we had $5.7 million in cash, $26.7 million in restricted cash at MC Income Plus Financing SPV LLC (the "SPV"), $0.4 million in restricted cash at MC Income Plus Financing SPV II LLC (the "SPV II"), $19.4 million in restricted cash at Monroe Capital Income Plus ABS Funding, LLC (the "2022 Issuer"). Additionally, we had $357.4 million debt outstanding on our Credit Facility, $100.0 million on our Term Loan and $306.0 million debt outstanding on our 2022 ABS. We had $92.6 million available for additional borrowings on our revolving credit facility, subject to borrowing base availability. See "*Borrowings*" below for additional information.

In accordance with the 1940 Act, we are permitted to borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2022 and December 31, 2021, our asset coverage ratio based on aggregate borrowings outstanding was 199% and 206%, respectively.

Cash Flows

For the year ended December 31, 2022, we experienced a net increase in cash and restricted cash of $38.2 million. For the year ended December 31, 2022, we used $705.6 million in operating activities, primarily as a result of purchases of portfolio investments, partially offset by principal repayments on and sales of portfolio investments. During the same period, we generated $743.8 million from financing activities, primarily as a result of net borrowings on our debt facilities and the proceeds from issuance of common stock, partially offset by distributions to stockholders.

For the year ended December 31, 2021, we experienced a net increase in cash and restricted cash of $7.9 million. For the year ended December 31, 2021, we used $482.2 million in operating activities, primarily as a result of purchases of portfolio investments, partially offset by sales of and principal repayments on portfolio investments. During the same period, we generated $490.1 million from financing activities, primarily as a result of the issuance of common stock and proceeds from net borrowings on our revolving credit facility, partially offset by distributions to stockholders.

For the year ended December 31, 2020, we experienced a net increase in cash and restricted cash of $2.0 million. For the year ended December 31, 2020, we used $83.9 million in operating activities, primarily as a result of purchases of portfolio investments, partially offset by sales of and principal repayments on portfolio investments. During the same period, we generated $85.9 million from financing activities, primarily as a result of proceeds from the issuance of common stock and proceeds from net borrowings on our revolving credit facility, partially offset by distributions to shareholders.

Capital Resources

As a BDC, we distribute substantially all of our net income to our stockholders and have an ongoing need to raise additional capital for investment purposes. We intend to generate additional cash primarily from future offerings of securities, including our current Second Private Offering and any subsequent offerings, future borrowings and cash flows from operations, including income earned from investments in our portfolio companies. On both a short-term and long-term basis, our primary use of funds will be to invest in portfolio companies, fund share repurchases under our share repurchase program and make cash distributions to our stockholders. We may also use available funds to repay outstanding borrowings.

As a BDC, we are generally not permitted to issue and sell our common stock at a price below net asset value ("NAV") per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV per share of our common stock if our board of directors (the "Board"), including our independent directors, determines that such sale is in the best interests of us and our stockholders, and if our stockholders have approved such sales. As of December 31, 2022 and 2021, we had 74,533,202 and 36,565,162 shares outstanding, respectively.

Distributions

Distributions to common stockholders are recorded on the applicable record date. The amount, if any, to be distributed to common stockholders is determined by our Board at least quarterly and is generally based upon our earnings estimated by management. Net realized capital gains, if any, are generally distributed at least annually.

The determination of the tax attributes for our distributions is made annually, based upon our taxable income for the full year and distributions paid for the full year. Ordinary dividend distributions from a RIC do not qualify for the preferential tax rate on qualified dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations. The tax attributes for distributions will generally include both ordinary income and capital gains, but may also include qualified dividends or return of capital. Distributions to stockholders for the years ended December 31, 2022, 2021 and 2020 totaled $44.3 million ($0.82 per share), $21.7 million ($1.00 per share) and $6.2 million ($0.60 per share), respectively, of which zero, $0.4 million and zero represented return of capital, respectively. The tax character of such distributions is determined at the end of the fiscal year.

We have adopted a DRIP that provides for the reinvestment of dividends and other distributions on behalf of its stockholders that elect to participate in such plan. As a result, if we declare a dividend or distribution, our stockholders' cash distributions will only be reinvested in additional shares of our common stock if a stockholder specifically "opts in" to the DRIP at least ten (10) days prior to the record date fixed by our Board. Shares issued under the DRIP will be issued at a price per share equal to the NAV per share as of the last day of our fiscal quarter immediately preceding the date that the distribution was declared. See Note 10 to our consolidated financial statements for additional information on our distributions.

Borrowings

Our outstanding debt as of December 31, 2022 and 2021 was as follows (in thousands):

| | As of December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Total Aggregate Principal Amount Committed/ Outstanding[1]	Principal Amount Outstanding	Carrying Value	Total Aggregate Principal Amount Committed/ Outstanding[1]	Principal Amount Outstanding	Carrying Value
Credit Facility	$450,000	$357,400	$354,904[2]	$450,000	$348,600	$344,985[2]
Term Loan	100,000	100,000	98,953[3]	N/A	N/A	N/A
2022 ABS	306,000[4]	306,000	297,629[5]	N/A	N/A	N/A
Total	$856,000	$763,400	$751,486	$450,000	$348,600	$344,985

(1) Represents the total aggregate amount committed or outstanding, as applicable, under such instrument.

(2) Represents the aggregate principal amount outstanding of the Credit Facility (as defined below), less unamortized debt issuance costs. As of December 31, 2022 and 2021, the total unamortized debt issuance costs was $2.5 million and $3.6 million, respectively.

(3) Represents the aggregate principal amount outstanding of the Term Loan (as defined below), less unamortized debt issuance costs. As of December 31, 2022, the total unamortized debt issuance costs was $1.0 million.

(4) Class C Senior Secured Notes and Subordinated Notes (as defined below) totaling $36.1 million and $82.9 million, respectively, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.

(5) Represents the aggregate principal amount outstanding of the 2022 ABS (as defined below), less unamortized debt issuance costs. As of December 31, 2022, the total unamortized debt issuance costs was $8.4 million.

Revolving Credit Facility: We have a $450.0 million senior secured revolving credit facility (the "Credit Facility") with KeyBank National Association, as agent, through our wholly-owned subsidiary, the SPV. Our ability to borrow under the Credit Facility is subject to certain financial and restrictive covenants as well as availability under the borrowing base, which permits us to borrow up to 72% of the principal balance of our portfolio company investments depending on the type of investment, subject to a maximum advance rate on the portfolio of 67%. Under the terms of the Credit Facility, the SPV is permitted to reinvest available cash and make new borrowings under the Credit Facility through July 16, 2024. The maturity date of the Credit Facility is July 16, 2026. Distributions from the SPV to us are limited by the terms of the Credit Facility, which generally allows for the distribution of net interest income pursuant to a waterfall quarterly during the reinvestment period. As of December 31, 2022 and December 31, 2021, the fair value of our investments held in the SPV as collateral for the Credit Facility was $691.2 million and $616.0 million, respectively, and these investments are identified on the accompanying consolidated schedules of investments. As of December 31, 2022 and December 31, 2021, we had outstanding borrowings under the Credit Facility of $357.4 million and $348.6 million, respectively.

During the reinvestment period, borrowings under the Credit Facility bear interest at an annual rate of LIBOR (one or three month, at the SPV's option and subject to a LIBOR minimum of 0.50%) plus a margin ranging from 2.75% to a maximum of 3.00%, depending on the level of utilization of the facility and the number of obligors of eligible loans pledged as collateral in the SPV. After the reinvestment period, borrowings under the Credit Facility bear interest at an annual rate of LIBOR plus 3.25%. In addition to the stated interest rate on borrowings, the SPV is required to pay an unused commitment fee of (i) 0.50% per annum on any unused portion of the Credit Facility when the outstanding borrowings are less than or equal to 60% of the facility amount and (ii) 0.35% per annum on any unused portion of the Credit Facility when the outstanding borrowings are greater than 60% of the facility amount. As of December 31, 2022 and December 31, 2021, the outstanding borrowings were accruing at a weighted average interest rate of 6.9% and 3.3%, respectively.

Term Loan: On December 20, 2022, we entered into a senior secured term credit facility (the "Term Loan") with KeyBank National Association, as lead arranger and administrative agent, through a special purpose wholly-owned subsidiary, MC Income Plus Financing SPV II ("SPV II") as borrower. The Term Loan initially allowed SPV II to borrow an aggregate principal amount of $100.0 million, and includes an accordion feature which allows us, under certain circumstances, to increase the total size of the facility upon request to the administrative agent and with the consent of one or more additional lenders. As of December 31, 2022, we had outstanding borrowings under the Term Loan of $100.0 million. As of December 31, 2022 the fair value of our investments held in SPV II as collateral for the Term Loan was $141.4 million, and these investments are identified on the accompanying consolidated schedules of investments.

Borrowings under the Term Loan bear interest at Adjusted Term SOFR (subject to a SOFR minimum of 0.50%) plus an applicable margin rate of 2.40% per annum during the initial period, December 20, 2022 through December 20, 2025, and 3.40% per annum during the amortization period, December 21, 2025 through December 20, 2026. The Term Loan matures on December 20, 2026, unless sooner terminated in accordance with its terms. As of December 31, 2022, the outstanding borrowings were accruing at a weighted average interest rate of 6.7%.

During the year ended December 31, 2022, we incurred financing costs of $1.1 million in conjunction with the Term Loan, which have been capitalized within unamortized deferred financing costs and are amortized into interest and other debt financing expenses over the life of the loan.

Under the terms of the Term Loan, pursuant to a monthly waterfall and subject to the satisfaction of certain coverage tests and portfolio quality tests, SPV II is permitted to reinvest 25% of principal proceeds during the initial period, with the remaining 75% applied to prepay the Term Loan. During the amortization period, pursuant to a monthly waterfall, 100% of principal proceeds must be applied to prepay the Term Loan. The Term Loan contains representations and warranties and affirmative and negative covenants customary for secured financings of this type. The Term Loan also contains customary events of default (subject to certain grace periods, as applicable), including but not limited to the nonpayment of principal, interest or fees, breach of covenants, voluntary or involuntary bankruptcy proceedings and change of control of the borrower.

Asset-Backed Securitization: On April 7, 2022, we completed a $425.0 million asset-backed securitization (the "2022 ABS"). The notes offered in the 2022 ABS were issued by the 2022 Issuer, a wholly-owned subsidiary of the Company, and are secured by a diversified portfolio of senior secured loans. The transaction was executed through a private placement of $261.4 million of Class A Senior Secured Notes, which bear interest at 4.05% (the "Class A Notes"), $44.6 million of Class B Senior Secured Notes, which bear interest at 5.15% (the "Class B Notes") and $36.1 million of Class C Senior Secured Notes, which bear interest at 7.75% (the "Class C Notes" and collectively with the Class A Notes and the Class B Notes, the "Secured 2022 Notes"), and $82.9 million of Subordinated Notes, which do not bear interest (the "Subordinated 2022 Notes" and, together with the Secured 2022 Notes, the "2022 Notes"). We retained all of the Class C Notes and the Subordinated 2022 Notes. The Class A Notes and the Class B Notes are included as debt on the accompanying consolidated statements of assets and liabilities. As of December 31, 2022, the Class C and Subordinated Notes were eliminated in consolidation.

The 2022 Issuer used the proceeds from the securitization to, among other things, purchase certain investments from us and the SPV. Through April 22, 2024, the 2022 Issuer is permitted to use all principal collections received on the underlying collateral to purchase new collateral under the direction of MC Advisors, in its capacity as collateral manager of the 2022 Issuer, in accordance with our investment strategy and subject to customary conditions set forth in the documents governing the 2022 ABS, allowing us to maintain the initial leverage in the 2022 ABS. The 2022 Notes are due on April 30, 2032.

As of December 31, 2022, the fair value of our investments held in the 2022 Issuer as collateral was $410.2 million and these investments are identified on the accompanying consolidated schedule of investments.

Distributions from the 2022 Issuer to us are limited by the terms of the indenture governing the 2022 ABS, which generally allows for the payment of interest on the Secured 2022 Notes and the distribution of remaining net interest income to the holders of the Subordinated Notes pursuant to a waterfall quarterly during the reinvestment period.

During the year ended December 31, 2022, we incurred financing costs of $9.0 million in conjunction with the 2022 ABS, which have been capitalized within unamortized deferred financing costs and are amortized into interest and other debt financing expenses over the life of the notes.

Related Party Transactions

We have a number of business relationships with affiliated or related parties, including the following:

- We have an Investment Advisory Agreement with MC Advisors, an investment advisor registered with the SEC, to manage our investing activities. We pay MC Advisors a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee. See Note 6 to our consolidated financial statements and "Significant Accounting Estimates and Critical Accounting Policies — *Capital Gains Incentive Fee*" for additional information.

- We have an Administration Agreement with MC Management to provide us with the office facilities and administrative services necessary to conduct our day-to-day operations. See Note 6 to our consolidated financial statements for additional information.

- Theodore L. Koenig, our Chief Executive Officer and Chairman of our Board is also a manager of MC Advisors and the Chairman and Chief Executive Officer of MC Management. Lewis W. Solimene, Jr., our Chief Financial Officer and Chief Investment Officer and is also a managing director of MC Management.

- We have a license agreement with Monroe Capital LLC, under which Monroe Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name "Monroe Capital" for specified purposes in our business.

In addition, we have adopted a formal code of ethics that governs the conduct of MC Advisors' officers, directors and employees. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the Maryland General Corporation Law.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table shows our significant contractual payment obligations for repayment as of December 31, 2022 (in thousands):

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Credit Facility	$ 357,400	$ —	$ —	$357,400	$ —
Term Loan	100,000	—	—	100,000	—
2022 ABS	306,000	—	—	—	306,000
Unfunded commitments[1]	319,237	319,237	—	—	—
Total contractual obligations	$1,082,637	$319,237	$ —	$457,400	$306,000

(1) Unfunded commitments represent all amounts unfunded as of December 31, 2022. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans or equity investments with various maturity dates, but we are showing this amount in the less than one year category as this entire amount was eligible for funding to the borrowers as of December 31, 2022.

We may become a party to financial instruments with off-balance sheet risk in the normal course of our business to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized on the consolidated statements of assets and liabilities. As of December 31, 2022 and December 31, 2021, we had outstanding commitments to fund investments under undrawn revolvers, delayed draw commitments and subscription agreements totaling $319.2 million and $125.2 million, respectively. We believe that our available cash balances and/or ability to draw on the Credit Facility or raise additional leverage facilities provide sufficient funds to cover our unfunded commitments as of December 31, 2022. Additionally, we have entered into certain contracts with other parties that contain a variety of indemnification provisions. Our maximum exposure under these arrangements is unknown. However, we have not experienced claims or losses pursuant to these contracts and believe the risk of loss related to such indemnification provisions to be remote.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities.

Market Trends

We have identified the following general trends that may affect our business:

Target Market: We believe that small and middle-market companies in the United States with annual revenues between $10.0 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Monroe Capital, and we believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements: We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (3) may also require more extensive ongoing monitoring by the lender.

Demand for Debt Capital: We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and mezzanine debt from other sources, such as us.

Competition from Other Lenders: We believe that many traditional bank lenders, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital market transactions. In addition, many commercial banks face significant balance sheet constraints as they seek to build capital and meet future regulatory capital requirements. These factors may result in opportunities for alternative funding sources to middle-market companies and therefore drive increased new investment opportunities for us. Conversely, there has been a significant amount of capital raised over the past several years dedicated to middle market lending which has increased competitive pressure in the BDC and investment company marketplace for senior and subordinated debt which in turn could result in lower yields and weaker financial covenants for new assets.

Pricing and Deal Structures: We believe that the volatility in global markets over the last several years and current macroeconomic issues including changes in bank regulations for middle-market banks has reduced access to, and availability of, debt capital to middle-market companies, causing a reduction in competition and generally more favorable capital structures and deal terms. Sizable recent capital raises in the private debt marketplace have created significantly increased competition over the last few years, reducing available pricing and creating less favorable capital structures; however, we believe that current market conditions for our target market may continue to create favorable opportunities to invest at attractive risk-adjusted returns.

Market Environment: We believe that middle market investments are attractive in the current uncertain market environment where inflationary pressures have reached historical highs and where we are enduring a rate-hiking regime. Directly originated middle market loans have demonstrated the ability to outperform competing asset classes through varying economic cycles including downturns and prior periods of monetary policy tightening. Through the global financial crisis, the rising rate environment in 2005-2006, market bottom in 2008 and the subsequent recovery period, as well as throughout the COVID-19 pandemic, middle market direct lending has historically generated considerable yield premium with more favorable capital structures for lenders, resulting in higher returns when compared to the market for U.S. high yield bonds and U.S. traded loans.[1] Middle market direct lending offers a natural hedge to rising rates with floating rate structures that benefit from higher interest rates. Further, we believe that middle market direct lending provides broad diversification, a mitigant to an environment where there is increased risk of default rate activity. We believe that direct lending volumes will continue outpacing syndicated loan transaction volumes due to capital requirements and liquidity constraints faced by banks and in the broadly syndicated markets. In the fourth quarter alone, the volume of leveraged buyouts ("LBO") financed in the direct lending market was 8.2 times higher than the volume of syndicated LBOs, and 4.1 times higher for the full year 2022. Alongside retracting valuations, the middle market also saw a consistent trend toward lower leverage and loan-to-value structures coupled with increase spreads.[2] That said, we note that a softening macroeconomic environment, the lingering effect of inflationary pressure and supply chain disruption and elevated interest rates could result in increased default rates. If default rates become more prevalent, we would expect to experience decreased net interest income, lower yields and increased risk of credit loss. However, we believe that Monroe Capital's scale, product suite, diversification, and strong historical recovery rate track record will continue to allow us to find attractive investment opportunities and navigate this uncertain market environment while generating attractive risk-adjusted returns.

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[1] As of December 31, 2022. Credit Suisse for US Traded Loans represented by the Credit Suisse Leveraged Loan Index, Bloomberg Barclays Indices for US IG Credit. Cliffwater for Direct Lending by the Cliffwater Direct Lending Index (CDLI). ICE, Bank of America for US High Yield represented by the ICE BofA High Yield Index.

[2] Refinitiv LPC's 4Q22 Sponsored Middle Market Private Deals Analysis — January 2023.

Recent Developments

Distributions: On January 13, 2023, our Board declared the following distributions:

Record Date	Payment Date	Amount Per Share
January 17, 2023	March 31, 2023	$0.0834
February 15, 2023	March 31, 2023	0.0833
March 15, 2023	March 31, 2023	0.0833
Total dividends declared		$0.2500

On February 3, 2023, we increased the facility amount pursuant to the accordion feature of the Term Loan from $100.0 million of aggregate commitments to $155.0 million of aggregate commitments and we borrowed up to the new aggregate commitments under the Term Loan.

Significant Accounting Estimates and Critical Accounting Policies

Revenue Recognition

We record interest and fee income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, we do not accrue PIK interest if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities if we have reason to doubt our ability to collect such interest. Loan origination fees, original issue discount and market discount or premium are capitalized, and then we amortize such amounts using the effective interest method as interest income over the life of the investment. Upon the prepayment of a loan or debt security, any unamortized premium or discount or loan origination fees are recorded as interest income. We record prepayment premiums on loans and debt securities as interest income when we receive such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. We record fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recognized as fee income in the period the service is completed.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from LLC and LP investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Valuation of Portfolio Investments

For periods prior to September 30, 2022, the Board determined the fair value of our investments. Pursuant to the new SEC Rule 2a-5 under the 1940 Act, on September 30, 2022 the Board designated MC Advisors as our valuation designee (the "Valuation Designee"). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of our investments, based on input of the Valuation Designee's management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.

Under the valuation policy, we value investments for which market quotations are readily available and within a recent date at such market quotations. When doing so, we determine whether the quote obtained is sufficient in accordance with generally accepted accounting principles in the United States of America to determine the fair value of the security. Debt and equity securities that are not publicly traded or whose market prices are not readily available or whose market prices are not regularly updated are valued at fair value as determined in good faith by the Valuation Designee. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by our Valuation Designee using a documented valuation policy and a consistently applied valuation process. Such determination of fair values may involve subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.

With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:

- the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;

- our Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. We will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;

- to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;

- preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;

- the valuation conclusions are approved by the valuation committee of the Valuation Designee; and

- a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.

We generally use the income approach to determine fair value for loans where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, we may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may also include probability weighting of alternative outcomes. We generally consider our debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance and the loan is otherwise not deemed to be impaired. In determining the fair value of the performing debt, we consider fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a debt instrument is not performing, as defined above, we will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the debt instrument.

Under the income approach, discounted cash flow models are utilized to determine the present value of the future cash flow streams of our debt investments, based on future interest and principal payments as set forth in the associated loan agreements. In determining fair value under the income approach, we also consider the following factors: applicable market yields and leverage levels, credit quality, prepayment penalties, the nature and realizable value of any collateral, the portfolio company's ability to make payments, and changes in the interest rate environment and the credit markets that generally may affect the price at which similar investments may be made.

Under the market approach, the enterprise value methodology is typically utilized to determine the fair value of an investment. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is generally best expressed as a range of values, from which we derive a single estimate of enterprise value. In estimating the enterprise value of a portfolio company, we analyze various factors consistent with industry practice, including but not limited to original transaction multiples, the portfolio company's historical and projected financial results, applicable market trading and transaction comparables, applicable market yields and leverage levels, the nature and realizable value of any collateral, the markets in which the portfolio company does business, and comparisons of financial ratios of peer companies that are public. Typically, the enterprise values of private companies are based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA"), cash flows, net income, revenues, or in limited cases, book value.

In addition, for certain debt investments, we may base our valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that we and others may be willing to pay. Ask prices represent the lowest price that we and others may be willing to accept. We generally use the midpoint of the bid/ask range as our best estimate of fair value of such investment.

As of December 31, 2022, our Valuation Designee determined, in good faith, the fair value of our investment portfolio in accordance with GAAP and our valuation procedures based on the facts and circumstances known by us at that time, or reasonably expected to be known at that time.

Net Realized Gain or Loss and Net Change in Unrealized Gain or Loss

We measure realized gain or loss by the difference between the net proceeds from the sale and the amortized cost basis of the investment, without regard to unrealized gain or loss previously recognized. Net change in unrealized gain or loss reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gain or loss, when gain or loss is realized. Additionally, we do not isolate the change in fair value resulting from foreign currency exchange rate fluctuations from the changes in the fair values of the underlying investment. All fluctuations in fair value are included in net change in unrealized gain (loss) on investments on our consolidated statements of operations.

Capital Gains Incentive Fee

Pursuant to the terms of the Investment Advisory Agreement with MC Advisors, the incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 12.5% (reduced from 15.0% as a result of MC Advisors April 18, 2022 agreement to permanently waive a portion of the incentive fees starting on January 1, 2022) of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the Investment Advisory Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to MC Advisors if our entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

During the year ended December 31, 2022, we accrued capital gains incentive fees of $0.1 million, which was payable to MC Advisors as a result of net realized gains. Additionally, we reversed $0.8 million of previously accrued capital gains incentive fees based on net unrealized losses and the reduction in the incentive fee rate. This resulted in a net $0.7 million reversal of previously accrued capital gains incentive fees during the year. During the year ended December 31, 2021, we accrued capital gains incentive fees of $1.5 million based on the performance of our portfolio, $78 thousand of which was payable to MC Advisors as a result of realized gains. The remaining $1.4 million was based on unrealized appreciation, none of which was payable to MC Advisors under the Investment Advisory Agreement. During the year ended December 31, 2020, we reversed $0.1 million of previously recorded accrual of capital gains incentive fee based on the performance of our portfolio.

New Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform* ("ASU 2020-04"). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective as of March 12, 2020 through December 31, 2024. We did not utilize the optional expedients and exceptions provided by ASU 2020-04 during the year ended December 31, 2022.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to financial market risks, including valuation risk, interest rate risk, currency risk and inflation and supply chain risk. Uncertainty with respect to the economic effects of the COVID-19 pandemic and the Russian invasion of Ukraine have introduced significant volatility in the financial markets, and the effects of this volatility could materially impact our market risks. For additional information concerning the COVID-19 pandemic and the Russian invasion of Ukraine and their potential impact on our business and our operating results, see Part I, Item 1A. "Risk Factors — Risks Relating to Our Business and Structure — The COVID-19 pandemic has caused severe disruptions in the global economy, which has had, and may continue to have, a negative impact on our portfolio companies and our business and operations" and "Risk Factors — Risks Relating to Our Business and Structure — "The Russian invasion of Ukraine may have a material adverse impact on us and our portfolio companies."

Valuation Risk

Our investments may not have readily available market quotations (as such term is defined in Rule 2a-5), and those investments which do not have readily available market quotations are valued at fair value as determined in good faith by our Valuation Designee in accordance with our valuation policy. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period, including as a result of the impact of the COVID-19 pandemic on the economy and financial and capital markets. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and it is possible that the difference could be material.

In accordance with Rule 2a-5, our Board periodically assesses and manages material risks associated with the determination of the fair value of our investments.

Interest Rate Risk

The majority of the loans in our portfolio have floating interest rates and we expect that our loans in the future may also have floating interest rates. These loans are usually based on a floating LIBOR or SOFR and typically have interest rate re-set provisions that adjust applicable interest rates under such loans to current market rates on a monthly or quarterly basis. The majority of the loans in our current portfolio have interest rate floors that will effectively convert the loans to fixed rate loans in the event interest rates decrease. In addition, our Credit Facility and Term Loan have a floating interest rate provision, whereas our Secured 2022 Notes have fixed interest rates until maturity. We expect that other credit facilities into which we may enter in the future may also have floating interest rate provisions.

Assuming that the consolidated statement of assets and liabilities as of December 31, 2022 was to remain constant and that we took no actions to alter our existing interest rate sensitivity, the following table shows the annualized impact of hypothetical base rate changes in interest rates (in thousands):

Change in Interest Rates	Increase (decrease) in interest income	Increase (decrease) in interest expense	Net increase (decrease) in net investment income
Down 25 basis points	$ (3,495)	$ (1,144)	$ (2,351)
Up 100 basis points	14,704	5,544	9,160
Up 200 basis points	28,680	10,118	18,562
Up 300 basis points	42,637	14,692	27,945

Although we believe that this analysis is indicative of our existing sensitivity to interest rate changes, it does not adjust for changes in the credit market, credit quality, the size and composition of the assets in our portfolio and other business developments, including borrowing under the Credit Facility, Term Loan or other borrowings that could affect net increase in net assets resulting from operations, or net income. Accordingly, we can offer no assurances that actual results would not differ materially from the analysis above.

We may in the future hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts to the extent permitted under the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the investments in our portfolio with fixed interest rates or interest rate floors.

Currency Risk

We may also have exposure to foreign currencies (currently Canadian dollars and Australian dollars) related to certain investments. Such investments are translated into U.S. dollars based on the spot rate at each balance sheet date, exposing us to movements in the exchange rate. We may also enter into foreign currency forward contracts to mitigate foreign currency exposure. As of December 31, 2022, we had foreign currency forward contracts in place for CAD 34.6 million and AUD 17.4 million associated with future principal and interest payments on certain investments.

Inflation and Supply Chain Risk

Economic activity has continued to accelerate across sectors and regions. Nevertheless, due to global supply chain issues, geopolitical events, a rise in energy prices and strong consumer demand as economies continue to reopen, inflation is showing signs of acceleration in the U.S. and globally. Inflation is likely to continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Persistent inflationary pressures could affect our portfolio companies' profit margins.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements are annexed to this Annual Report beginning on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that, at the end of the period covered by our Annual Report on Form 10-K, our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act). Under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, the company conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's evaluation under the framework in *Internal Control — Integrated Framework (2013)*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

This annual report does not include an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for new public reporting companies.

Changes in Internal Control Over Financial Reporting

No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

We will file a definitive Proxy Statement for our 2023 Annual Meeting of Stockholders with the Securities and Exchange Commission (the "SEC"), pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year ended December 31, 2022. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of our definitive Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2022 (and are numbered in accordance with Item 601 of Regulation S-K).

(a) (1) and (2) Consolidated Financial Statements and Schedules

See the Index to Consolidated Financial Statements at page F-1 of this report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of
Monroe Capital Income Plus Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Monroe Capital Income Plus Corporation and its Subsidiaries (collectively, the Company), including the consolidated schedules of investments, as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2022 and 2021, by correspondence with the custodians, brokers and/or the underlying investees, or by other appropriate auditing procedures where replies from the custodians, brokers and/or the underlying investees were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company's auditor of one or more investment companies managed by Monroe Capital BDC Advisors, LLC (the Investment Advisor) or its affiliates since 2011.

Chicago, Illinois
March 15, 2023

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share data)

	December 31, 2022	December 31, 2021
ASSETS		
Investments, at fair value:		
Non-controlled/non-affiliate company investments	$1,429,808	$693,036
Non-controlled affiliate company investments	39,188	11,854
Total investments, at fair value (amortized cost of: $1,465,352 and $695,916, respectively)	1,468,996	704,890
Cash	5,716	4,998
Restricted cash	46,488	8,973
Unrealized gain on foreign currency forward contracts	1,296	585
Interest receivable	12,656	4,803
Other assets	9,490	12
Total assets	1,544,642	724,261
LIABILITIES		
Debt	763,400	348,600
Less: Unamortized deferred financing costs	(11,914)	(3,615)
Debt, less unamortized deferred financing costs	751,486	344,985
Interest payable	7,289	2,184
Payable for unsettled trades	13,690	—
Management fees payable	4,252	2,366
Incentive fees payable	3,304	1,808
Accounts payable and accrued expenses	9,705	3,470
Total liabilities	789,726	354,813
Net assets	$ 754,916	$369,448
Commitments and contingencies (See Note 12)		
ANALYSIS OF NET ASSETS		
Common stock, $0.001 par value, 100,000 shares authorized, 74,533 and 36,565 shares issued and outstanding, respectively	$ 75	$ 37
Capital in excess of par value	744,404	360,955
Accumulated undistributed (overdistributed) earnings	10,437	8,456
Total net assets	$ 754,916	$369,448
Net asset value per share	$ 10.13	$ 10.10

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Investment income:			
Non-controlled/non-affiliate company investments:			
Interest, fee and dividend income	$84,540	$30,731	$12,781
Payment-in-kind interest income	5,920	1,298	295
Total investment income from non-controlled/non-affiliate company investments	90,460	32,029	13,076
Non-controlled affiliate company investments:			
Interest income	1,215	104	—
Total investment income from non-controlled affiliate company investments	1,215	104	—
Total investment income	91,675	32,133	13,076
Operating expenses:			
Interest and other debt financing expenses	21,734	6,036	2,161
Base management fees	13,011	6,027	2,399
Incentive fees	6,344	4,449	1,179
Professional fees	1,656	587	434
Administrative service fees	1,132	560	332
General and administrative expenses	900	551	295
Directors' fees	82	60	60
Expenses before fee waivers	44,859	18,270	6,860
Base management fee waivers	(1,701)	(1,425)	(1,530)
Incentive fee waivers	(1,468)	(2,440)	(1,311)
Total operating expenses, net of fee waivers	41,690	14,405	4,019
Net investment income before income taxes	49,985	17,728	9,057
Income taxes, including excise taxes	169	(1)	72
Net investment income	49,816	17,729	8,985
Net gain (loss):			
Net realized gain (loss):			
Non-controlled/non-affiliate company investments	(17)	488	15
Foreign currency forward contracts	664	29	—
Foreign currency and other transactions	(4)	(47)	31
Net realized gain (loss)	643	470	46
Net change in unrealized gain (loss):			
Non-controlled/non-affiliate company investments	(5,634)	8,982	(884)
Non-controlled/affiliate company investments	304	—	—
Foreign currency forward contracts	711	742	(157)
Foreign currency and other transactions	1	—	—
Net change in unrealized gain (loss)	(4,618)	9,724	(1,041)
Net gain (loss)	(3,975)	10,194	(995)
Net increase (decrease) in net assets resulting from operations	$45,841	$27,923	$ 7,990
Per common share data:			
Net investment income per share – basic and diluted	$ 0.90	$ 0.76	$ 0.85
Net increase (decrease) in net assets resulting from operations per share – basic and diluted	$ 0.83	$ 1.20	$ 0.75
Weighted average common shares outstanding – basic and diluted	55,418	23,221	10,631

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(in thousands)

	Common Stock		Capital in excess of par value	Accumulated undistributed (overdistributed) earnings	Total net assets
	Number of shares	Par value			
Balances at December 31, 2019	6,875	$ 7	$ 68,718	$ 20	$ 68,745
Net investment income	—	—	—	8,985	8,985
Net realized gain (loss)	—	—	—	46	46
Net change in unrealized gain (loss)	—	—	—	(1,041)	(1,041)
Issuance of common stock	6,735	7	64,870	—	64,877
Repurchase of common stock	—	—	—	—	—
Distributions declared to stockholders	—	—	—	(6,219)	(6,219)
Stock issued in connection with dividend reinvestment plan	218	—	2,120	—	2,120
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	(72)	72	—
Balances at December 31, 2020	13,828	$14	$135,636	$ 1,863	$137,513
Net investment income	—	$—	$ —	$ 17,729	$ 17,729
Net realized gain (loss)	—	—	—	470	470
Net change in unrealized gain (loss)	—	—	—	9,724	9,724
Issuance of common stock	22,141	22	219,731	—	219,753
Repurchase of common stock	—	—	—	—	—
Distributions declared to stockholders	—	—	—	(21,718)	(21,718)
Stock issued in connection with dividend reinvestment plan	596	1	5,976	—	5,977
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	(388)	388	—
Balances at December 31, 2021	36,565	$37	$360,955	$ 8,456	$369,448
Net investment income	—	$—	$ —	$ 49,816	$ 49,816
Net realized gain (loss)	—	—	—	643	643
Net change in unrealized gain (loss)	—	—	—	(4,618)	(4,618)
Issuance of common stock	37,774	38	381,957	—	381,995
Repurchase of common stock	(1,323)	(2)	(13,383)	—	(13,385)
Distributions declared to stockholders	—	—	—	(44,332)	(44,332)
Stock issued in connection with dividend reinvestment plan	1,517	2	15,347	—	15,349
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	(472)	472	—
Balances at December 31, 2022	74,533	$75	$744,404	$ 10,437	$754,916

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net increase (decrease) in net assets resulting from operations	$ 45,841	$ 27,923	$ 7,990
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:			
Net realized (gain) loss on investments	17	(488)	(15)
Net realized (gain) loss on foreign currency forward contracts	(664)	(29)	—
Net realized (gain) loss on foreign currency and other transactions	4	47	(31)
Net change in unrealized (gain) loss on investments	5,330	(8,982)	884
Net change in unrealized (gain) loss on foreign currency forward contracts	(711)	(742)	157
Net change in unrealized (gain) loss on foreign currency and other transactions	(1)	—	—
Payment-in-kind interest income	(5,920)	(1,298)	(295)
Net accretion of discounts and amortization of premiums	(2,616)	(996)	(612)
Purchases of investments	(901,557)	(592,142)	(117,388)
Proceeds from principal payments and sale of investments and settlement of forward contracts	141,304	89,181	28,097
Amortization of deferred financing costs	2,263	907	293
Changes in operating assets and liabilities:			
Interest receivable	(7,853)	(3,904)	(485)
Due from affiliates	—	—	14
Other assets	(9,478)	179	(185)
Interest payable	5,105	1,758	129
Payable for unsettled trades	13,690	—	(2,796)
Management fees payable	1,886	2,273	(209)
Incentive fees payable	1,496	1,808	(132)
Accounts payable and accrued expenses	6,235	2,274	666
Net cash provided by (used in) operating activities	(705,629)	(482,231)	(83,918)
Cash flows from financing activities:			
Borrowings of 2022 ABS	306,000	—	—
Borrowings on Term Loan	100,000	—	—
Borrowings on Credit Facility	951,900	591,500	115,500
Repayments of Credit Facility	(943,100)	(301,800)	(87,800)
Payments of deferred financing costs	(10,562)	(3,583)	(1,148)
Proceeds from issuance of common shares	381,995	219,753	64,877
Repurchase of common stock	(13,385)	—	—
Stockholder distributions paid, net of stock issued under the dividend reinvestment plan of $15,349, $5,977 and $2,120, respectively)	(28,983)	(15,741)	(5,486)
Net cash provided by (used in) financing activities	743,865	490,129	85,943
Net increase (decrease) in Cash and Restricted cash	38,236	7,898	2,025
Effect of foreign currency exchange rates	(3)	(47)	31
Cash and Restricted cash, beginning of year	13,971	6,120	4,064
Cash and Restricted cash, end of year	$ 52,204	$ 13,971	$ 6,120
Supplemental disclosure of cash flow information:			
Cash interest paid during the year	$ 14,366	$ 3,371	$ 1,739
Cash paid for income taxes, including excise taxes, during the year	$ 111	$ —	$ 25

The following tables provide a reconciliation of cash and restricted cash reported on the Consolidated Statements of Assets and Liabilities that sum to the total of the same such amounts on the Consolidated Statements of Cash Flows:

	December 31, 2022	December 31, 2021	December 31, 2020
Cash	$ 5,716	$ 4,998	$2,443
Restricted cash	46,488	8,973	3,677
Total cash and restricted cash shown on the Consolidated Statements of Cash Flows	$52,204	$13,971	$6,120

See Notes to Consolidated Financial Statements.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2022

(in thousands, except for shares and units)

Portfolio Company(^)	Index(^^)	Spread(^^)	Interest Rate	Acquisition Date(^^^)	Maturity	Principal	Amortized Cost	Fair Value(^^^^)	% of Net Assets(^^^^^)
Non-Controlled/Non-Affiliate Company Investments									
Senior Secured Loans									
Aerospace & Defense									
API Holdings III Corp.(~)	L	4.25%	8.98%	5/2/2019	5/8/2026	1,641	$ 1,636	$ 1,308	0.2%
SI Holdings, Inc. (Integrated Polymer Solutions)(~)(~~)	L	6.00%	10.38%	7/25/2019	7/25/2025	1,935	1,915	1,918	0.3%
SI Holdings, Inc. (Integrated Polymer Solutions)(~)(~~)	L	6.00%	10.38%	12/24/2019	7/25/2025	1,010	999	1,001	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)(~)(~~)	L	6.00%	10.38%	2/17/2021	7/25/2025	1,747	1,745	1,732	0.2%
SI Holdings, Inc. (Integrated Polymer Solutions)(~)(~~)	L	6.00%	10.38%	6/15/2021	7/25/2025	1,024	1,008	1,015	0.2%
SI Holdings, Inc. (Integrated Polymer Solutions)(~)(~~)	L	6.00%	10.38%	8/10/2021	7/25/2025	1,000	986	991	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions) (Revolver) (*)	L	6.00%	10.38%	7/25/2019	7/25/2024	316	71	71	0.0%
						8,673	8,360	8,036	1.1%
Automotive									
Born To Run, LLC(~~)(~~~)	L	6.00%	10.73%	4/1/2021	4/1/2027	8,865	8,729	8,531	1.1%
Born To Run, LLC(~~)	L	6.00%	10.73%	4/1/2021	4/1/2027	1,207	1,207	1,162	0.2%
Burgess Point Purchaser Corporation (fka BBB Industries LLC)(~)	SF	5.35%	9.67%	6/30/2022	7/25/2029	5,000	4,519	4,563	0.6%
Lifted Trucks Holdings, LLC(~~)(~~~)	L	5.75%	9.49%	8/2/2021	8/2/2027	9,900	9,737	9,771	1.3%
Lifted Trucks Holdings, LLC (Delayed Draw)(*)(**)	L	5.75%	9.49%	8/2/2021	8/2/2027	2,000	—	—	0.0%
Lifted Trucks Holdings, LLC (Revolver)(*)	L	5.75%	9.49%	8/2/2021	8/2/2027	2,381	—	—	0.0%
Panda Acquisition, LLC(~)	SF	6.35%	10.28%	12/20/2022	10/18/2028	10,000	8,201	8,200	1.1%
Truck-Lite Co., LLC(~)	SF	6.25%	11.14%	7/8/2022	12/14/2026	128	125	128	0.0%
Truck-Lite Co., LLC(~)	SF	6.25%	11.14%	3/11/2020	12/14/2026	3,383	3,361	3,379	0.4%
Truck-Lite Co., LLC(~)	SF	6.25%	11.14%	11/23/2021	12/14/2026	628	628	627	0.1%
Truck-Lite Co., LLC(~)	SF	6.25%	11.14%	3/11/2020	12/14/2026	501	501	501	0.1%
Truck-Lite Co., LLC(~)	SF	6.25%	11.14%	11/23/2021	12/14/2026	557	557	556	0.1%
Truck-Lite Co., LLC(~)	SF	6.25%	11.14%	11/23/2021	12/14/2026	714	714	714	0.1%
						45,264	38,279	38,132	5.1%
Banking									
MV Receivables II, LLC(<)	L	9.75%	13.87%	7/29/2021	7/29/2026	10,144	9,691	9,960	1.3%
StarCompliance MidCo, LLC(~~)	L	6.75%	11.48%	1/12/2021	1/12/2027	3,000	2,957	2,951	0.4%
StarCompliance MidCo, LLC(~~)	L	6.75%	11.48%	10/12/2021	1/12/2027	503	495	495	0.1%
StarCompliance MidCo, LLC (Revolver)(*)	L	6.75%	11.14%	1/12/2021	1/12/2027	484	121	119	0.0%
						14,131	13,264	13,525	1.8%
Beverage, Food & Tobacco									
Sabrosura Foods, LLC et al (fka Huff Hispanic Food Holdings, LLC)(~)(~~) . . .	L	5.50%	9.89%	10/18/2019	10/18/2024	5,037	4,997	4,984	0.7%
Sabrosura Foods, LLC et al (fka Huff Hispanic Food Holdings, LLC)(~)	L	5.50%	9.91%	10/18/2019	10/18/2024	285	285	282	0.0%
Sabrosura Foods, LLC et al (fka Huff Hispanic Food Holdings, LLC) (Revolver)(*)	L	5.50%	10.23%	10/18/2019	10/18/2024	1,286	1,020	1,009	0.1%
LVF Holdings, Inc.(~)	L	6.25%	8.45%	6/10/2021	6/10/2027	3,456	3,402	3,353	0.5%
LVF Holdings, Inc.(~)	L	6.25%	8.45%	6/10/2021	6/10/2027	3,308	3,308	3,208	0.4%
LVF Holdings, Inc. (Delayed Draw)(*)(**) . .	L	6.25%	8.45%	6/10/2021	6/10/2027	802	—	—	0.0%
LVF Holdings, Inc. (Revolver)(*)	L	6.25%	10.98%	6/10/2021	6/10/2027	554	366	355	0.1%
LX/JT Intermediate Holdings, Inc.(~)	SF	6.00%	10.42%	3/11/2020	3/11/2025	3,281	3,248	3,237	0.4%
LX/JT Intermediate Holdings, Inc. (Revolver)(*)	SF	6.00%	10.42%	3/11/2020	3/11/2025	500	—	—	0.0%
						18,509	16,626	16,428	2.2%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Capital Equipment									
Adept AG Holdings, LLC[^~~~]	SF	5.50%	10.21%	8/11/2022	8/11/2027	6,484	$ 6,362	$ 6,445	0.9%
Adept AG Holdings, LLC[^<)(a]	SF	5.75%	10.46%	8/11/2022	8/11/2027	10,788	10,685	10,724	1.4%
Adept AG Holdings, LLC	SF	5.50%	9.92%	8/11/2022	8/11/2027	1,625	1,625	1,615	0.2%
Adept AG Holdings, LLC (Revolver)[^<)(*)(a] . .	SF	5.75%	10.46%	8/11/2022	8/11/2027	1,079	—	—	0.0%
Adept AG Holdings, LLC (Revolver)[^*]	SF	5.50%	10.21%	8/11/2022	8/11/2027	1,300	—	—	0.0%
CGI Automated Manufacturing, LLC[^~] . . .	SF	6.50%	11.34%	9/9/2022	12/17/2026	8,944	8,692	8,944	1.2%
CGI Automated Manufacturing, LLC[^~] . . .	SF	6.50%	11.34%	9/30/2022	12/17/2026	5,691	5,556	5,691	0.8%
CGI Automated Manufacturing, LLC[^~] . . .	SF	6.50%	11.34%	9/9/2022	12/17/2026	10,890	10,583	10,890	1.4%
MCP Shaw Acquisitionco, LLC[^~~)(~~~] . . .	SF	6.50%	11.06%	2/28/2020	11/28/2025	7,777	7,691	7,789	1.0%
MCP Shaw Acquisitionco, LLC[^~~)(~~~] . . .	SF	6.50%	11.06%	12/29/2021	11/28/2025	2,378	2,341	2,381	0.3%
MCP Shaw Acquisitionco, LLC[^~~~]	SF	6.50%	11.06%	12/29/2021	11/28/2025	782	782	783	0.1%
MCP Shaw Acquisitionco, LLC (Revolver)[^*]	SF	6.50%	11.06%	2/28/2020	11/28/2025	1,427	—	—	0.0%
						59,165	54,317	55,262	7.3%
Construction & Building									
Premier Roofing L.L.C.[^~]	L	8.50%	12.23% Cash/ 1.00% PIK	8/31/2020	8/29/2025	3,450	3,411	3,392	0.5%
Premier Roofing L.L.C. (Revolver)[^*]	L	8.50%	12.23% Cash/ 1.00% PIK	8/31/2020	8/29/2025	1,204	965	948	0.1%
TCFIII Owl Buyer LLC[^~~)(~~~]	SF	5.50%	9.94%	4/19/2021	4/17/2026	4,433	4,378	4,438	0.6%
TCFIII Owl Buyer LLC[^~~~]	SF	5.50%	9.94%	4/19/2021	4/17/2026	5,412	5,412	5,419	0.7%
TCFIII Owl Buyer LLC[^~~)(~~~]	SF	5.50%	9.94%	12/17/2021	4/17/2026	4,857	4,789	4,863	0.6%
						19,356	18,955	19,060	2.5%
Consumer Goods: Durable									
Independence Buyer, Inc.[^~~)(~~~]	SF	5.50%	9.74%	8/3/2021	8/3/2026	12,375	12,186	12,220	1.6%
Independence Buyer, Inc. (Revolver)[^*]	SF	5.50%	9.74%	8/3/2021	8/3/2026	2,964	—	—	0.0%
Recycled Plastics Industries, LLC[^~~)(~~~] . . .	L	6.75%	10.87%	8/4/2021	8/4/2026	5,431	5,347	5,295	0.7%
Recycled Plastics Industries, LLC (Revolver)[^*]	L	6.75%	10.87%	8/4/2021	8/4/2026	743	—	—	0.0%
						21,513	17,533	17,515	2.3%
Consumer Goods: Non-Durable									
Arizona Natural Resources, LLC[^~]	SF	6.50%	10.74%	5/18/2021	5/18/2026	13,825	13,622	13,680	1.8%
Arizona Natural Resources, LLC[^~]	SF	6.50%	10.74%	12/15/2021	5/18/2026	2,538	2,497	2,511	0.4%
Arizona Natural Resources, LLC[^~]	SF	6.50%	10.74%	8/12/2022	5/18/2026	6,884	6,757	6,812	0.9%
Arizona Natural Resources, LLC (Delayed Draw)[^*)(**]	SF	6.50%	10.74%	8/12/2022	5/18/2026	2,958	—	—	0.0%
Arizona Natural Resources, LLC (Revolver)[^*]	SF	6.50%	10.74%	5/18/2021	5/18/2026	2,222	1,778	1,759	0.2%
The Kyjen Company, LLC[^~)(~~]	SF	7.15%	11.15% Cash/ 0.50% PIK	5/14/2021	4/3/2026	2,959	2,936	2,925	0.4%
The Kyjen Company, LLC	SF	7.00%	11.42% PIK	9/13/2022	4/3/2026	1	1	1	0.0%
The Kyjen Company, LLC (Revolver)[^*]	SF	7.10%	10.92% Cash/ 0.50% PIK	5/14/2021	4/3/2026	315	268	265	0.0%
Thrasio, LLC[^~)(~~]	L	7.00%	11.73%	12/18/2020	12/18/2026	4,890	4,838	4,890	0.7%
						36,592	32,697	32,843	4.4%
Containers, Packaging & Glass									
B2B Industrial Products LLC[^~]	SF	6.75%	11.41%	12/6/2022	10/7/2026	10,000	9,753	9,750	1.3%
Polychem Acquisition, LLC[^~]	L	5.00%	9.38%	4/8/2019	3/17/2025	1,925	1,921	1,925	0.2%
						11,925	11,674	11,675	1.5%
Energy: Oil & Gas									
Liquid Tech Solutions Holdings, LLC[^~]	L	4.75%	8.92%	3/18/2021	3/17/2028	2,248	2,240	2,147	0.3%
Par Petroleum, LLC[^~]	L	6.75%	10.58%	1/27/2020	1/12/2026	855	859	844	0.1%
						3,103	3,099	2,991	0.4%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company(^)	Index(^^)	Spread(^^)	Interest Rate	Acquisition Date(^^^)	Maturity	Principal	Amortized Cost	Fair Value(^^^^)	% of Net Assets(^^^^^)
Environmental Industries									
Quest Resource Management Group, LLC(~~)(~~~)	L	6.50%	10.62%	10/19/2020	10/20/2025	972	$ 913	$ 972	0.1%
Quest Resource Management Group, LLC(~~~)	L	6.50%	10.62%	10/19/2020	10/20/2025	1,068	1,068	1,067	0.1%
Quest Resource Management Group, LLC(~~)(~~~)	L	6.50%	10.62%	12/7/2021	10/20/2025	3,796	3,738	3,781	0.5%
Quest Resource Management Group, LLC (Delayed Draw)(*)(**)	L	6.50%	10.62%	12/7/2021	10/20/2025	1,772	383	381	0.1%
Trilon Group, LLC(~)	SF	6.25%	10.48%	10/28/2022	5/25/2029	5,500	5,337	5,335	0.7%
Trilon Group, LLC (Delayed Draw)(*)(**)	SF	6.25%	10.90%	10/28/2022	5/25/2029	4,400	405	393	0.1%
Volt Bidco, Inc.(~~)	SF	6.50%	11.08%	8/11/2021	8/11/2027	9,059	8,904	9,048	1.2%
Volt Bidco, Inc. (Delayed Draw)(*)(**)	SF	6.50%	11.08% PIK	8/11/2021	8/11/2027	1,614	869	868	0.1%
Volt Bidco, Inc. (Revolver)(*)	SF	6.50%	11.08%	8/11/2021	8/11/2027	956	—	—	0.0%
						29,137	21,617	21,845	2.9%
FIRE: Finance									
Avalara, Inc.(~~)	SF	7.25%	11.83%	10/19/2022	10/19/2028	10,000	9,756	9,750	1.3%
Avalara, Inc. (Revolver)(*)	SF	7.25%	11.83%	10/19/2022	10/19/2028	1,000	—	—	0.0%
Exiger LLC(~~)	SF	8.00%	10.22% Cash/ 2.00% PIK	9/30/2021	9/30/2027	14,119	13,883	14,162	1.9%
Exiger LLC(~~)	SF	8.00%	10.22% Cash/ 2.00% PIK	8/26/2022	9/30/2027	1,971	1,924	1,977	0.3%
Exiger LLC(~~)	SF	8.00%	10.22% Cash/ 2.00% PIK	9/30/2021	9/30/2027	4,223	4,223	4,235	0.5%
Exiger LLC (Delayed Draw)(*)(**)	SF	8.00%	10.22% Cash/ 2.00% PIK	8/26/2022	9/30/2027	7,000	—	—	0.0%
Exiger LLC (Revolver)(*)	SF	8.00%	10.22% Cash/ 2.00% PIK	9/30/2021	9/30/2027	1,400	—	—	0.0%
GC Champion Acquisition LLC(~~)	SF	6.75%	11.15%	8/19/2022	8/18/2028	12,967	12,719	12,838	1.7%
GC Champion Acquisition LLC (Delayed Draw)(*)(**)	SF	6.75%	11.15%	8/19/2022	8/18/2028	3,611	—	—	0.0%
J2 BWA Funding LLC (Delayed Draw)(<)(*)(**)	n/a	n/a	9.00%	12/24/2020	12/24/2026	2,850	1,350	1,345	0.2%
J2 BWA Funding III, LLC (Delayed Draw)(<)(*)(**)	n/a	n/a	9.00%	4/29/2022	4/28/2028	7,600	—	—	0.0%
Oceana Australian Fixed Income Trust(~)(<)(b)(c)	n/a	n/a	11.50%	2/25/2021	2/25/2026	7,321	8,460	7,321	1.0%
Oceana Australian Fixed Income Trust(~)(<)(b)(c)	n/a	n/a	10.75%	6/29/2021	6/29/2026	3,084	3,400	3,084	0.4%
SCP Intermediate Holdings, LLC(~)(<)	SF	5.75%	10.17%	12/28/2022	12/28/2028	3,000	2,925	2,925	0.4%
TEAM Public Choices, LLC(~)	SF	5.00%	9.95%	8/23/2022	12/17/2027	4,560	4,344	4,378	0.6%
W3 Monroe RE Debt LLC(<)	n/a	n/a	10.00% PIK	2/5/2021	2/4/2028	1,944	1,944	1,944	0.2%
YS WH4 LLC (Revolver)(<)(*)	SF	7.00%	11.44%	7/20/2022	11/20/2025	7,700	2,604	2,604	0.3%
						94,350	67,532	66,563	8.8%
FIRE: Insurance									
Simplicity Financial Marketing Group Holdings Inc.(~)(~~~)	L	5.75%	10.48%	9/23/2022	12/2/2026	9,991	9,709	9,641	1.3%
Simplicity Financial Marketing Group Holdings Inc. (Delayed Draw)(*)(**)	L	5.75%	10.48%	9/23/2022	12/2/2026	14,223	—	—	0.0%
Simplicity Financial Marketing Group Holdings Inc. (Revolver)(*)	L	5.75%	10.48%	9/23/2022	12/2/2026	761	—	—	0.0%
						24,975	9,709	9,641	1.3%
FIRE: Real Estate									
300 N. Michigan Mezz, LLC (Delayed Draw)(~)(<)(*)(**)	L	14.50%	18.62% PIK	7/15/2020	7/15/2024	1,000	974	974	0.1%
Avison Young (USA) Inc.(~~~)(<)(b)	SF	5.75%	10.19%	4/26/2019	1/30/2026	1,925	1,915	1,612	0.2%
Avison Young (USA) Inc.(~~~)(<)(b)	SF	7.00%	11.44%	9/1/2022	1/30/2026	4,163	3,933	3,726	0.5%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC(<)	SF	8.25%	12.43%	5/3/2022	4/30/2025	16,000	15,734	15,980	2.1%

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company(^)	Index(^^)	Spread(^^)	Interest Rate	Acquisition Date(^^^)	Maturity	Principal	Amortized Cost	Fair Value(^^^^)	% of Net Assets(^^^^^)
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC(<)	SF	8.25%	12.43%	5/3/2022	4/30/2025	1,635	$ 1,635	$ 1,633	0.2%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Revolver)(<)(*)	SF	8.25%	12.43%	5/3/2022	4/30/2025	8,016	3,492	3,488	0.5%
Florida East Coast Industries, LLC(~)(<)	n/a	n/a	10.50%	8/9/2021	6/28/2024	1,356	1,334	1,362	0.2%
InsideRE, LLC(~~)(~~~)	L	5.75%	10.48%	12/22/2021	12/22/2027	7,427	7,300	7,305	1.0%
InsideRE, LLC (Delayed Draw)(*)(**)	L	5.75%	10.48%	12/22/2021	12/22/2027	2,886	—	—	0.0%
InsideRE, LLC (Revolver)(*)	L	5.75%	10.48%	12/22/2021	12/22/2027	965	64	64	0.0%
NCBP Property, LLC(<)	L	9.50%	13.62%	12/18/2020	6/16/2023	2,500	2,494	2,507	0.3%
						47,873	38,875	38,651	5.1%
Healthcare & Pharmaceuticals									
Appriss Health, LLC(~~)	L	7.25%	11.54%	5/6/2021	5/6/2027	6,484	6,380	6,497	0.9%
Appriss Health, LLC (Revolver)(*)	L	7.25%	11.54%	5/6/2021	5/6/2027	433	—	—	0.0%
Ascent Midco, LLC(~~)(~~~)	L	5.75%	10.14%	2/5/2020	2/5/2025	2,220	2,200	2,220	0.3%
Ascent Midco, LLC (Revolver)(*)	L	5.75%	10.14%	2/5/2020	2/5/2025	403	—	—	0.0%
Brickell Bay Acquisition Corp.(~~)(~~~)	L	6.50%	10.24%	2/12/2021	2/12/2026	2,820	2,776	2,771	0.4%
Caravel Autism Health, LLC(~)	SF	8.75%	8.97% Cash/ 3.00% PIK	6/30/2021	6/30/2027	8,025	7,897	7,409	1.0%
Caravel Autism Health, LLC (Delayed Draw)(*)(**)	SF	8.75%	8.97% Cash/ 3.00% PIK	6/30/2021	6/30/2027	6,000	300	277	0.0%
Caravel Autism Health, LLC (Revolver)(*)	SF	8.75%	8.97% Cash/ 3.00% PIK	6/30/2021	6/30/2027	2,016	1,816	1,677	0.2%
Dorado Acquisition, Inc.(~)(~~)	SF	6.50%	10.72%	6/30/2021	6/30/2026	13,825	13,614	13,797	1.8%
Dorado Acquisition, Inc.(~)	SF	6.76%	11.34%	11/27/2022	6/30/2026	11,429	11,143	11,406	1.5%
Dorado Acquisition, Inc. (Delayed Draw)(*)(**)	SF	6.50%	10.72%	6/30/2021	6/30/2026	606	—	—	0.0%
Dorado Acquisition, Inc. (Revolver)	SF	6.50%	10.92%	6/30/2021	6/30/2026	1,670	1,670	1,670	0.2%
Golden State Buyer, Inc.(~)(~~~)	L	4.75%	8.92%	8/25/2022	6/21/2026	9,974	9,600	9,525	1.2%
INH Buyer, Inc.(~)	SF	7.00%	8.08% Cash/ 3.50% PIK	6/30/2021	6/28/2028	4,916	4,876	4,720	0.6%
MPH Acquisition Holdings LLC(~)(<)	L	4.25%	8.98%	9/20/2022	9/1/2028	3,553	3,343	3,052	0.4%
NationsBenefits, LLC(~)	SF	7.00%	11.22%	8/20/2021	8/26/2027	12,128	11,939	12,370	1.6%
NationsBenefits, LLC(~)	SF	7.00%	11.22%	8/26/2022	8/26/2027	14,452	14,452	14,741	2.0%
NationsBenefits, LLC (Delayed Draw)(*)(**)	SF	7.00%	11.22%	8/26/2022	8/26/2027	15,585	2,886	2,943	0.4%
NationsBenefits, LLC (Revolver)(*)	SF	7.00%	11.42%	8/20/2021	8/26/2027	6,806	2,722	2,722	0.4%
NQ PE Project Colosseum Midco Inc.(~)(~~~)	SF	6.00%	10.59%	10/4/2022	10/4/2028	14,600	14,316	14,308	1.9%
NQ PE Project Colosseum Midco Inc. (Delayed Draw)(*) (**)	SF	6.00%	10.59%	10/4/2022	10/4/2028	3,244	—	—	0.0%
NQ PE Project Colosseum Midco Inc. (Revolver)(*)	SF	6.00%	10.59%	10/4/2022	10/4/2028	1,825	—	—	0.0%
OIS Management Services, LLC(~)	SF	6.00%	10.33%	12/14/2022	11/16/2028	10,000	9,751	9,750	1.3%
OIS Management Services, LLC (Delayed Draw)(*)(**)	SF	6.00%	10.33%	12/14/2022	11/16/2028	3,846	—	—	0.0%
OIS Management Services, LLC (Revolver)(*)	SF	6.00%	10.33%	12/14/2022	11/16/2028	1,154	—	—	0.0%
QF Holdings, Inc.(~~)	L	6.25%	10.98%	9/19/2019	12/15/2027	4,550	4,516	4,555	0.6%
QF Holdings, Inc.(~~)	L	6.25%	11.02%	12/15/2021	12/15/2027	4,368	4,312	4,372	0.6%
QF Holdings, Inc.(~~)	L	6.25%	10.98%	9/19/2019	12/15/2027	910	910	911	0.1%
QF Holdings, Inc. (Delayed Draw)(*)(**)	L	6.25%	10.64%	8/21/2020	12/15/2027	910	692	692	0.1%
QF Holdings, Inc. (Revolver)(*)	L	6.25%	10.98%	9/19/2019	12/15/2027	1,092	—	—	0.0%
SCP Eye Care Holdco, LLC(~)	SF	5.75%	9.46%	10/7/2022	10/5/2029	9,255	8,982	8,977	1.2%
SCP Eye Care Holdco, LLC (Delayed Draw)(*)(**)	SF	5.75%	9.46%	10/7/2022	10/5/2029	8,053	—	—	0.0%
SCP Eye Care Holdco, LLC (Revolver)(*)	SF	5.75%	10.18%	10/7/2022	10/5/2029	1,442	120	117	0.0%
Seran BioScience, LLC(~)(~~)	SF	6.25%	9.96%	12/31/2020	7/8/2027	1,965	1,940	1,948	0.3%
Seran BioScience, LLC (Delayed Draw)(*)(**)	SF	6.25%	10.67%	7/8/2022	7/8/2027	2,221	1,065	1,056	0.1%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Seran BioScience, LLC (Revolver)[*]	SF	6.25%	9.96%	12/31/2020	7/8/2027	356	$ —	$ —	0.0%
SIP Care Services, LLC[^)(^^]	L	5.75%	9.99%	12/30/2021	12/30/2026	3,772	3,709	3,583	0.5%
SIP Care Services, LLC (Delayed Draw)[*)(**]	L	5.75%	9.99%	12/30/2021	12/30/2026	3,040	—	—	0.0%
SIP Care Services, LLC (Revolver)[*]	L	5.75%	10.07%	12/30/2021	12/30/2026	760	152	144	0.0%
Sound Inpatient Physicians, Inc.[^)(d)]	L	2.75%	7.14%	10/12/2022	6/28/2025	2,821	2,321	2,309	0.3%
TigerConnect, Inc.[^^]	SF	7.25%	7.86% Cash/ 3.63% PIK	2/16/2022	2/16/2028	10,000	9,823	9,875	1.3%
TigerConnect, Inc. (Delayed Draw)[*] [(**)] . . .	SF	7.25%	7.86% Cash/ 3.63% PIK	2/16/2022	2/16/2028	413	93	91	0.0%
TigerConnect, Inc. (Revolver)[*]	SF	7.25%	11.49%	2/16/2022	2/16/2028	1,429	—	—	0.0%
WebPT, Inc.[^^]	L	6.75%	11.48%	8/28/2019	1/18/2028	5,000	4,961	4,980	0.7%
WebPT, Inc. (Revolver)[*]	L	6.75%	11.91%	8/28/2019	1/18/2028	521	201	201	0.0%
Whistler Parent Holdings III, Inc.[^^]	SF	6.75%	11.17%	6/3/2022	6/2/2028	21,000	20,604	20,801	2.8%
Whistler Parent Holdings III, Inc. (Delayed Draw)[*)(**]	SF	6.75%	11.17%	6/3/2022	6/2/2028	6,563	262	260	0.0%
Whistler Parent Holdings III, Inc. (Revolver)[*]	SF	6.75%	11.17%	6/3/2022	6/2/2028	2,625	394	390	0.1%
						251,080	186,738	187,117	24.8%
High Tech Industries									
Acquia Inc.[^^]	L	7.00%	10.74%	11/1/2019	10/31/2025	15,429	15,224	15,429	2.0%
Acquia Inc. (Revolver)[*]	L	7.00%	12.15%	11/1/2019	10/31/2025	588	346	346	0.0%
Amelia Holding II, LLC[^]	SF	10.26%	13.77% Cash/ 1.00% PIK	12/21/2022	12/21/2027	10,000	9,702	9,700	1.3%
Amelia Holding II, LLC (Delayed Draw)[*)(**]	SF	10.26%	13.77% Cash/ 1.00% PIK	12/21/2022	12/21/2027	3,333	—	—	0.0%
Amelia Holding II, LLC (Revolver)[*]	SF	10.26%	13.77% Cash/ 1.00% PIK	12/21/2022	12/21/2027	667	—	—	0.0%
Arcstor Midco, LLC[^)(^^]	SF	7.60%	8.17% Cash/ 3.75% PIK	3/16/2021	3/16/2027	12,075	11,897	10,992	1.5%
BTRS Holdings Inc[^]	SF	8.00%	12.50%	12/16/2022	12/15/2028	10,000	9,702	9,700	1.3%
BTRS Holdings Inc (Delayed Draw)[*)(**] . . .	SF	8.00%	12.50%	12/16/2022	12/15/2028	845	—	—	0.0%
BTRS Holdings Inc (Revolver)[*]	SF	8.00%	12.50%	12/16/2022	12/15/2028	1,067	—	—	0.0%
Drawbridge Partners, LLC[^^]	SF	7.00%	11.56% PIK	9/1/2022	9/1/2028	15,000	14,714	14,854	2.0%
Drawbridge Partners, LLC (Delayed Draw)[*)(**]	SF	7.00%	11.56% PIK	9/1/2022	9/1/2028	1,649	514	509	0.1%
Drawbridge Partners, LLC (Revolver)[*]	SF	7.00%	11.56%	9/1/2022	9/1/2028	2,609	—	—	0.0%
Fueled Digital Media, LLC[^^^]	SF	6.11%	10.24%	11/1/2022	11/1/2027	5,753	5,612	5,609	0.7%
Fueled Digital Media, LLC (Delayed Draw)[*)(**]	SF	6.11%	10.24%	11/1/2022	11/1/2027	504	—	—	0.0%
Fueled Digital Media, LLC (Revolver)[*] . . .	SF	6.11%	10.24%	11/1/2022	11/1/2027	807	—	—	0.0%
MarkLogic Corporation[^]	SF	6.50%	10.85%	5/10/2022	10/20/2025	4,003	3,935	3,985	0.5%
MarkLogic Corporation[^)(^^]	SF	6.50%	10.85%	10/20/2020	10/20/2025	5,145	5,066	5,121	0.7%
MarkLogic Corporation[^)(^^]	SF	6.50%	10.85%	11/23/2021	10/20/2025	480	473	478	0.1%
MarkLogic Corporation[^]	SF	6.50%	10.85%	11/23/2021	10/20/2025	321	321	320	0.0%
MarkLogic Corporation (Revolver)[*]	SF	6.50%	10.85%	10/20/2020	10/20/2025	404	—	—	0.0%
Matrix Parent, Inc.[^]	SF	5.00%	9.55%	11/2/2022	3/1/2029	2,494	2,272	2,057	0.3%
Medallia, Inc.[^^]	L	6.50%	10.88% PIK	8/15/2022	10/27/2028	11,270	11,059	11,225	1.5%
Mindbody, Inc.[^^]	L	7.00%	11.73%	2/15/2019	2/14/2025	1,867	1,852	1,865	0.2%
Mindbody, Inc.[^^]	L	7.00%	11.73%	9/22/2021	2/14/2025	7,387	7,387	7,375	1.0%
Mindbody, Inc. (Revolver)[*]	L	7.00%	11.73%	2/15/2019	2/14/2025	190	—	—	0.0%
Optomi, LLC[^]	SF	8.25%	12.65%	12/13/2022	12/16/2027	5,668	5,499	5,668	0.8%
Optomi, LLC[^)(^^]	L	5.50%	9.24%	12/16/2021	12/16/2027	13,399	13,168	12,980	1.7%
Optomi, LLC (Revolver)[*]	L	5.50%	9.24%	12/16/2021	12/16/2027	3,189	1,063	1,030	0.1%
Securly, Inc.[^^]	L	7.00%	11.41%	4/20/2022	4/22/2027	3,702	3,636	3,642	0.4%
Securly, Inc.[^^]	L	7.00%	11.73%	4/22/2021	4/22/2027	8,400	8,269	8,264	1.1%
Securly, Inc.[^^]	L	7.00%	11.73%	4/22/2021	4/22/2027	1,938	1,938	1,907	0.3%
Securly, Inc. (Delayed Draw)[*)(**]	L	7.00%	11.69%	4/20/2022	4/22/2027	2,585	1,809	1,780	0.2%

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Securly, Inc. (Revolver)[*]	L	7.00%	11.73%	4/22/2021	4/22/2027	969	$ —	$ —	0.0%
Transact Holdings Inc.[~]	L	4.25%	8.63%	4/18/2019	4/30/2026	718	711	687	0.1%
Unanet, Inc.[~]	SF	6.25%	10.97%	12/9/2022	12/8/2028	22,000	21,565	21,560	2.9%
Unanet, Inc. (Delayed Draw)[*][**]	SF	6.25%	10.97%	12/9/2022	12/8/2028	6,947	—	—	0.0%
Unanet, Inc. (Revolver)[*]	SF	6.25%	10.97%	12/9/2022	12/8/2028	2,316	—	—	0.0%
Watchguard Technologies, Inc.[~]	SF	5.25%	9.57%	8/17/2022	6/29/2029	21,101	19,752	20,225	2.7%
						206,819	177,486	177,308	23.5%
Hotels, Gaming & Leisure									
Equine Network, LLC[~~][~~~]	SF	6.00%	10.24%	12/31/2020	12/31/2025	1,474	1,452	1,465	0.2%
Equine Network, LLC[~~][~~~]	SF	6.00%	10.24%	1/29/2021	12/31/2025	668	659	664	0.1%
Equine Network, LLC (Delayed Draw)[*][**]	SF	6.00%	10.24%	12/31/2020	12/31/2025	366	—	—	0.0%
Equine Network, LLC (Revolver)[*]	SF	6.00%	10.30%	12/31/2020	12/31/2025	146	110	109	0.0%
						2,654	2,221	2,238	0.3%
Media: Advertising, Printing & Publishing									
95 Percent Buyer, LLC[~][~~][~~~]	L	5.50%	9.62%	11/24/2021	11/24/2026	17,865	17,575	17,905	2.4%
95 Percent Buyer, LLC (Revolver)[*]	L	5.50%	9.62%	11/24/2021	11/24/2026	963	—	—	0.0%
Calienger Holdings, L.L.C.[~~~]	SF	6.10%	10.22%	10/21/2022	10/20/2028	5,000	4,878	4,875	0.6%
Calienger Holdings, L.L.C. (Delayed Draw)[*][**]	SF	6.10%	10.22%	10/21/2022	10/20/2028	667	—	—	0.0%
Calienger Holdings, L.L.C. (Revolver)[*]	SF	6.10%	10.22%	10/21/2022	10/20/2028	909	—	—	0.0%
CE Intermediate, LLC[~]	SF	5.50%	10.09%	10/11/2022	7/1/2027	29,812	29,092	29,067	3.9%
Madison Logic Holdings, Inc.[~]	SF	7.00%	11.58%	12/30/2022	12/29/2028	14,000	13,580	13,580	1.8%
Madison Logic Holdings, Inc. (Revolver)[*] . .	SF	7.00%	11.58%	12/30/2022	12/30/2027	1,207	—	—	0.0%
North Haven USHC Acquisition, Inc.[~][~~~]	SF	6.50%	11.18%	10/30/2020	10/30/2025	2,450	2,419	2,448	0.3%
North Haven USHC Acquisition, Inc.[~][~~]	SF	6.50%	11.18%	3/12/2021	10/30/2025	710	710	709	0.1%
North Haven USHC Acquisition, Inc.[~] . . .	SF	6.50%	11.18%	9/3/2021	10/30/2025	1,434	1,434	1,433	0.2%
North Haven USHC Acquisition, Inc.[~] . . .	SF	6.25%	10.41%	7/29/2022	10/30/2025	2,592	2,556	2,575	0.3%
North Haven USHC Acquisition, Inc. (Delayed Draw)[*][**]	SF	6.50%	11.18%	7/29/2022	10/30/2025	1,056	—	—	0.0%
North Haven USHC Acquisition, Inc. (Revolver)[*]	SF	6.50%	11.13%	10/30/2020	10/30/2025	416	187	187	0.0%
NTM Acquisition Corp.[~~~]	L	7.25%	10.98% Cash/ 1.00% PIK	4/18/2019	6/7/2024	4,402	4,402	4,270	0.6%
Really Great Reading Company, Inc.[~]	SF	6.00%	10.83%	12/9/2022	12/8/2028	12,000	11,701	11,700	1.5%
Really Great Reading Company, Inc. (Delayed Draw)[*][**]	SF	6.00%	10.83%	12/9/2022	12/8/2028	2,526	—	—	0.0%
Really Great Reading Company, Inc. (Revolver)[*]	SF	6.00%	10.83%	12/9/2022	12/8/2028	3,200	—	—	0.0%
Relevate Health Group, LLC[~][~~]	SF	5.75%	9.97%	11/20/2020	11/20/2025	1,965	1,940	1,933	0.3%
Relevate Health Group, LLC[~]	SF	5.75%	9.97%	3/28/2022	11/20/2025	5,237	5,150	5,150	0.7%
Relevate Health Group, LLC (Delayed Draw)[*][**]	SF	5.75%	9.97%	11/20/2020	11/20/2025	1,037	879	865	0.1%
Relevate Health Group, LLC (Revolver)[*] . . .	SF	5.75%	9.97%	11/20/2020	11/20/2025	789	—	—	0.0%
Spherix Global Inc.[~][~~]	SF	6.00%	10.24%	12/22/2021	12/22/2026	4,466	4,402	4,450	0.6%
Spherix Global Inc. (Revolver)[*]	SF	6.00%	10.24%	12/22/2021	12/22/2026	500	—	—	0.0%
XanEdu Publishing, Inc.[~][~~]	SF	6.50%	10.94%	1/28/2020	1/28/2025	6,031	5,962	6,056	0.8%
XanEdu Publishing, Inc.[~]	SF	6.50%	10.94%	8/31/2022	1/28/2025	2,397	2,344	2,406	0.3%
XanEdu Publishing, Inc. (Revolver)[*]	SF	6.50%	10.94%	1/28/2020	1/28/2025	977	—	—	0.0%
						124,608	109,211	109,609	14.5%
Media: Broadcasting & Subscription									
Vice Group Holding Inc.	L	12.00%	4.51% Cash/ 12.00% PIK	5/2/2019	5/12/2023	1,268	1,268	1,243	0.2%
Vice Group Holding Inc.	L	12.00%	4.42% Cash/ 12.00% PIK	5/2/2019	5/12/2023	398	398	390	0.1%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Vice Group Holding Inc.	L	12.00%	4.25% Cash/ 12.00% PIK	5/2/2019	5/12/2023	150	$ 150	$ 147	0.0%
Vice Group Holding Inc.	L	12.00%	4.51% Cash/ 12.00% PIK	11/4/2019	5/12/2023	243	243	239	0.0%
						2,059	2,059	2,019	0.3%
Media: Diversified & Production									
Bonterra, LLC (fka Cybergrants Holdings)[~~]	L	6.25%	10.98%	9/8/2021	9/8/2027	18,555	18,637	18,432	2.4%
Bonterra, LLC (fka Cybergrants Holdings) (Delayed Draw) [*] [**]	L	6.25%	10.98%	9/8/2021	9/8/2027	1,759	—	—	0.0%
Bonterra, LLC (fka Cybergrants Holdings) (Revolver)[*]	L	6.25%	10.98%	9/8/2021	9/8/2027	1,814	674	659	0.1%
Chess.com, LLC[~~][~~~]	L	6.50%	11.23%	12/31/2021	12/31/2027	12,902	12,679	12,709	1.7%
Chess.com, LLC (Revolver)[*]	L	6.50%	11.23%	12/31/2021	12/31/2027	1,413	—	—	0.0%
Crownpeak Technology, Inc.[~~]	SF	7.25%	11.47%	2/28/2019	2/28/2025	1,000	995	1,000	0.1%
Crownpeak Technology, Inc.[~~]	SF	7.25%	11.47%	2/28/2019	2/28/2025	15	15	15	0.0%
Crownpeak Technology, Inc.[~~]	SF	7.25%	11.47%	9/27/2022	2/28/2025	318	313	318	0.0%
Crownpeak Technology, Inc.[~]	SF	7.25%	11.41%	9/27/2022	2/28/2025	833	833	833	0.1%
Crownpeak Technology, Inc. (Revolver)[*] . . .	SF	7.25%	11.47%	2/28/2019	2/28/2025	125	—	—	0.0%
Research Now Group, Inc. and Survey Sampling International, LLC[~][d]	L	5.50%	9.89%	11/28/2022	12/20/2024	2,493	2,257	1,888	0.3%
Spectrum Science Communications, LLC[~~~]	SF	6.25%	10.92%	1/25/2022	1/25/2027	2,985	2,936	3,015	0.4%
Spectrum Science Communications, LLC (Revolver)[*]	SF	6.25%	10.92%	1/25/2022	1/25/2027	600	—	—	0.0%
Sports Operating Holdings II, LLC[~]	SF	5.75%	10.17%	11/3/2022	11/3/2027	4,988	4,866	4,863	0.6%
Sports Operating Holdings II, LLC (Delayed Draw)[*][**]	SF	5.75%	10.17%	11/3/2022	11/3/2027	4,000	—	—	0.0%
Sports Operating Holdings II, LLC (Revolver)[*]	SF	5.75%	10.17%	11/3/2022	11/3/2027	865	—	—	0.0%
Streamland Media MidCo LLC[~][~~]	SF	6.75%	11.11%	8/26/2019	8/31/2023	1,974	1,961	1,974	0.3%
Streamland Media MidCo LLC[~]	SF	6.75%	11.11%	3/7/2022	8/31/2023	535	526	535	0.1%
						57,174	46,692	46,241	6.1%
Services: Business									
Aperture Companies, LLC[~~][~~~]	L	6.25%	10.37%	12/31/2021	12/31/2026	14,888	14,639	14,272	1.9%
Aperture Companies, LLC[~~]	L	6.25%	10.58%	12/31/2021	12/31/2026	4,320	4,320	4,142	0.6%
Aperture Companies, LLC (Revolver)[*]	L	6.25%	10.37%	12/31/2021	12/31/2026	1,347	—	—	0.0%
Aras Corporation[~]	L	7.00%	7.16% Cash/ 3.75% PIK	4/13/2021	4/13/2027	4,669	4,607	4,696	0.6%
Aras Corporation (Revolver)[*]	L	6.50%	9.50%	4/13/2021	4/13/2027	325	108	108	0.0%
Argano, LLC[~~][~~~]	SF	5.50%	9.72%	6/10/2021	6/10/2026	8,986	8,854	8,885	1.2%
Argano, LLC[~][~~~]	SF	5.50%	9.72%	6/10/2021	6/10/2026	3,979	3,979	3,934	0.5%
Argano, LLC[~]	SF	5.50%	9.72%	10/7/2022	6/10/2026	689	670	682	0.1%
Argano, LLC[~]	SF	5.50%	9.72%	3/16/2022	6/10/2026	4,757	4,757	4,704	0.6%
Argano, LLC (Revolver)[*]	SF	5.50%	9.72%	6/10/2021	6/10/2026	965	502	496	0.1%
ecMarket Inc. and Conexiom US Inc.[~~][<][b]	L	6.75%	11.48% PIK	9/21/2021	9/21/2027	16,027	15,773	15,847	2.1%
ecMarket Inc. and Conexiom US Inc.[~~][<][b]	L	6.75%	11.48% PIK	9/21/2021	9/21/2027	1,291	1,291	1,276	0.2%
ecMarket Inc. and Conexiom US Inc. (Revolver)[<][*][b]	L	6.75%	11.48%	9/21/2021	9/21/2027	2,067	—	—	0.0%
Edustaff, LLC[~]	SF	6.10%	10.42%	12/8/2022	12/8/2027	13,000	12,646	12,643	1.7%
Edustaff, LLC (Revolver)[*]	SF	6.10%	10.42%	12/8/2022	12/8/2027	2,364	—	—	0.0%
FusionSite Services LLC[~]	SF	5.50%	9.06%	10/4/2022	10/4/2027	16,098	15,786	15,777	2.1%
FusionSite Services LLC (Delayed Draw)[*][**]	SF	5.50%	9.91%	10/4/2022	10/4/2027	7,576	2,576	2,524	0.3%
FusionSite Services LLC (Revolver)[*]	SF	5.50%	9.06%	10/4/2022	10/4/2027	1,326	—	—	0.0%
HS4 Acquisitionco, Inc.[~~]	L	6.75%	11.14%	7/9/2019	7/9/2025	3,940	3,901	3,922	0.5%
HS4 Acquisitionco, Inc.[~~]	L	6.75%	11.14%	10/6/2021	7/9/2025	4,280	4,280	4,261	0.6%

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company(^)	Index(^^)	Spread(^^)	Interest Rate	Acquisition Date(^^^)	Maturity	Principal	Amortized Cost	Fair Value(^^^^)	% of Net Assets(^^^^^)
HS4 Acquisitionco, Inc. (Revolver)(*)	L	6.75%	11.14%	7/9/2019	7/9/2025	325	$ 163	$ 162	0.0%
iCIMS, Inc.(~~)	SF	7.25%	11.52%	10/24/2022	8/18/2028	8,000	7,861	7,860	1.0%
Kingsley Gate Partners, LLC(~)	SF	6.65%	11.12%	12/9/2022	12/11/2028	3,000	2,941	2,940	0.4%
Kingsley Gate Partners, LLC (Delayed Draw)(*)(**)	SF	6.65%	11.12%	12/9/2022	12/11/2028	3,600	—	—	0.0%
Kingsley Gate Partners, LLC (Delayed Draw)(*)(**)	SF	6.65%	11.12%	12/9/2022	12/11/2028	3,000	—	—	0.0%
Kingsley Gate Partners, LLC (Revolver)(*) . .	SF	6.65%	11.12%	12/9/2022	12/11/2028	1,200	—	—	0.0%
Moonraker Acquisitionco LLC(~)	SF	6.00%	10.32%	9/30/2022	8/4/2028	7,000	6,864	7,000	0.9%
Moonraker Acquisitionco LLC (Delayed Draw)(*)(**)	SF	6.00%	10.32%	9/30/2022	8/4/2028	2,333	—	—	0.0%
Moonraker Acquisitionco LLC (Delayed Draw)(*)(**)	SF	6.00%	10.32%	9/30/2022	8/4/2028	2,333	—	—	0.0%
Moonraker Acquisitionco LLC (Revolver)(*)	SF	6.00%	10.32%	9/30/2022	8/4/2028	933	—	—	0.0%
Prototek LLC(~)	SF	6.50%	10.83%	12/8/2022	12/8/2027	8,000	7,761	7,760	1.0%
Prototek LLC (Delayed Draw)(*)(**)	SF	6.50%	10.83%	12/8/2022	12/8/2027	2,457	—	—	0.0%
Prototek LLC (Revolver)(*)	SF	6.50%	10.83%	12/8/2022	12/8/2027	1,843	—	—	0.0%
Relativity ODA LLC(~)	L	7.50%	11.89% PIK	5/12/2021	5/12/2027	5,154	5,059	5,151	0.7%
Relativity ODA LLC (Revolver)(*)	L	7.50%	11.89% PIK	5/12/2021	5/12/2027	450	—	—	0.0%
Sundance Group Holdings, Inc.(~~)	SF	6.25%	10.75%	7/2/2021	7/2/2027	4,148	4,080	4,131	0.5%
Sundance Group Holdings, Inc.(~)	SF	6.25%	10.93%	11/30/2022	7/2/2027	166	161	165	0.0%
Sundance Group Holdings, Inc.(~)	SF	6.25%	10.75%	7/2/2021	7/2/2027	1,244	1,244	1,239	0.2%
Sundance Group Holdings, Inc. (Revolver)(*)	SF	6.25%	10.75%	7/2/2021	7/2/2027	498	—	—	0.0%
Thryv, Inc.(~)(<)(d)	L	8.50%	12.89%	9/7/2022	3/1/2026	9,213	9,121	9,102	1.2%
						177,791	143,944	143,679	19.0%
Services: Consumer									
Clydesdale Holdings, LLC(~)(~~~)	SF	5.50%	9.01%	6/24/2022	6/23/2028	14,962	14,681	14,873	2.0%
Clydesdale Holdings, LLC (Delayed Draw)(*)(**)	SF	5.50%	9.95%	6/24/2022	6/23/2028	21,221	11,721	11,650	1.5%
Clydesdale Holdings, LLC (Revolver)(*)	SF	5.50%	9.95%	6/24/2022	6/23/2028	4,523	—	—	0.0%
Denali Midco 2, LLC	SF	6.50%	10.92%	9/13/2022	12/22/2027	12,469	12,110	12,450	1.7%
Denali Midco 2, LLC (Delayed Draw)(*)(**) . .	SF	6.50%	10.92%	9/13/2022	12/22/2027	12,500	2,500	2,496	0.3%
Express Wash Acquisition Company, LLC(~)	SF	6.50%	10.32%	7/14/2022	7/14/2028	11,529	11,464	11,471	1.5%
Express Wash Acquisition Company, LLC . .	SF	6.50%	10.43%	7/14/2022	7/14/2028	2,160	2,160	2,149	0.3%
Express Wash Acquisition Company, LLC (Revolver)(*)	SF	6.50%	10.83%	7/14/2022	7/14/2028	536	295	293	0.0%
Light Wave Dental Management, LLC(~)(~~)	SF	6.50%	11.32%	8/1/2019	1/2/2024	2,029	2,021	2,027	0.3%
Light Wave Dental Management, LLC(~)(~~)	SF	6.50%	11.32%	5/3/2021	1/2/2024	1,469	1,469	1,468	0.2%
Light Wave Dental Management, LLC(~)(~~)	SF	6.50%	11.32%	8/3/2021	1/2/2024	1,356	1,344	1,354	0.2%
Light Wave Dental Management, LLC(~) . . .	SF	6.50%	11.32%	8/3/2021	1/2/2024	3,382	3,382	3,379	0.5%
Light Wave Dental Management, LLC (Delayed Draw)(~)(*)(**)	SF	6.50%	11.32%	6/24/2022	1/2/2024	11,464	3,298	3,295	0.4%
Light Wave Dental Management, LLC (Revolver)	SF	6.50%	11.32%	5/3/2021	1/2/2024	187	187	187	0.0%
Pacific Bells, LLC(~)	SF	4.50%	9.34%	11/2/2022	11/10/2028	2,939	2,754	2,770	0.4%
Viad Corp(~)(<)	L	5.00%	9.38%	9/12/2022	7/30/2028	4,975	4,865	4,718	0.6%
						107,701	74,251	74,580	9.9%

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Telecommunications									
American Broadband and Telecommunications Company LLC (Delayed Draw)[^](*)(**)	P	12.00%	17.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	3,377 $	3,043 $	3,079	0.4%
American Broadband and Telecommunications Company LLC (Revolver)(*)	P	12.00%	17.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	1,000	242	236	0.0%
Calabrio, Inc.[^^]	L	7.00%	11.73%	4/16/2021	4/16/2027	8,000	7,844	7,950	1.1%
Calabrio, Inc. (Revolver)(*)	L	7.00%	11.75%	4/16/2021	4/16/2027	963	551	547	0.1%
DataOnline Corp.[^](^^)	L	6.25%	10.98%	11/13/2019	11/13/2025	6,305	6,233	6,084	0.8%
DataOnline Corp. (Revolver)	L	6.25%	10.98%	11/13/2019	11/13/2025	844	844	815	0.1%
EOS Finco S.A.R.L.[^^^](<)(b)	SF	6.00%	9.61%	8/3/2022	8/20/2027	1,250	1,153	1,220	0.2%
Patagonia Holdco LLC[^](<)(b)	SF	5.75%	9.96%	8/5/2022	8/1/2029	14,963	12,355	12,026	1.6%
Sandvine Corporation[^]	L	4.50%	8.88%	3/8/2021	10/31/2025	1,159	1,159	1,104	0.1%
						37,861	33,424	33,061	4.4%
Transportation: Cargo									
Complete Innovations Inc.[^](<)(a)(b)	C	6.75%	11.36%	12/16/2020	12/16/2025	8,116	8,518	8,080	1.1%
Complete Innovations Inc.[^](<)(a)(b)	C	6.75%	11.36%	12/16/2020	12/16/2025	1,029	1,101	1,025	0.1%
Fiasco Enterprises, LLC[^^^]	SF	5.61%	9.74%	5/6/2022	5/6/2027	6,983	6,871	6,965	0.9%
Fiasco Enterprises, LLC[^]	SF	6.61%	10.95%	12/15/2022	5/6/2027	8,400	8,149	8,404	1.1%
Fiasco Enterprises, LLC (Revolver)(*)	SF	5.61%	9.74%	5/6/2022	5/6/2027	1,750	—	—	0.0%
Kenco PPC Buyer LLC[^]	SF	5.50%	9.77%	11/17/2022	11/15/2029	21,941	21,401	21,393	2.8%
Kenco PPC Buyer LLC (Delayed Draw)(*)(**)	SF	5.50%	9.77%	11/17/2022	11/15/2029	3,870	—	—	0.0%
Kenco PPC Buyer LLC (Revolver)(*)	SF	5.50%	9.77%	11/17/2022	11/15/2029	4,787	—	—	0.0%
Randys Holdings, Inc.	SF	6.50%	10.59%	11/1/2022	11/1/2028	17,045	16,542	16,534	2.2%
Randys Holdings, Inc. (Delayed Draw)(*)(**)	SF	6.50%	10.59%	11/1/2022	11/1/2028	5,682	—	—	0.0%
Randys Holdings, Inc. (Revolver)(*)	SF	6.50%	10.59%	11/1/2022	11/1/2028	2,273	358	347	0.0%
RS Acquisition, LLC[^](^^)(^^^)	L	6.00%	10.12%	12/13/2021	12/14/2026	10,918	10,738	10,634	1.4%
RS Acquisition, LLC (Delayed Draw)[^](*)(**)	L	6.00%	10.12%	12/13/2021	12/14/2026	10,073	8,303	8,087	1.1%
RS Acquisition, LLC (Revolver)(*)	L	6.00%	10.12%	12/13/2021	12/14/2026	1,264	910	887	0.1%
						104,131	82,891	82,356	10.8%
Wholesale									
IF & P Holdings Company, LLC[^](^^^)	SF	5.25%	8.91%	10/6/2022	10/3/2028	23,867	23,288	23,270	3.1%
IF & P Holdings Company, LLC (Revolver)(*)	SF	5.25%	10.09%	10/6/2022	10/3/2028	2,800	1,120	1,092	0.1%
S&S Holdings LLC[^]	L	5.00%	9.29%	3/10/2021	3/10/2028	2,947	2,876	2,695	0.4%
						29,614	27,284	27,057	3.6%
Total Non-Controlled/Non-Affiliate Senior Secured Loans						**1,536,058**	**1,238,738**	**1,237,432**	**163.9%**
Unitranche Secured Loans[^<<]									
Aerospace & Defense									
Cassavant Holdings, LLC[^](^^)	L	6.50%	10.62%	9/8/2021	9/8/2026	13,265	13,058	13,013	1.7%
						13,265	13,058	13,013	1.7%
Construction & Building									
Inversiones DP6 (BVI) Numero Dos, Ltd. (Delayed Draw)[^<](*)(**)(b)	n/a	n/a	9.00% Cash/ 4.75% PIK	10/14/2022	10/14/2026	25,101	15,977	15,817	2.1%
						25,101	15,977	15,817	2.1%
Consumer Goods: Durable									
Jumpstart Holdco, Inc.[^]	SF	5.65%	9.61%	4/19/2022	4/19/2028	23,441	23,010	21,857	2.9%
						23,441	23,010	21,857	2.9%
Environmental Industries									
StormTrap, LLC[^](^^^)	SF	5.00%	9.22%	3/25/2022	3/24/2028	7,516	7,397	7,516	1.0%
StormTrap, LLC (Delayed Draw)(*)(**)	SF	5.00%	9.22%	3/25/2022	3/24/2028	2,222	—	—	0.0%
						9,738	7,397	7,516	1.0%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Healthcare & Pharmaceuticals									
Evolve Biologics Inc.[^][^]	SF	8.00%	12.32%	12/20/2022	12/18/2026	17,271	$ 16,925	$ 16,925	2.2%
Evolve Biologics Inc. (Delayed Draw)[^][^][^]	SF	8.00%	12.32%	12/20/2022	12/18/2026	19,411	—	—	0.0%
						36,682	16,925	16,925	2.2%
Media: Advertising, Printing & Publishing									
New Engen, Inc.[^][^]	SF	5.00%	9.24%	12/3/2021	12/3/2026	9,429	9,293	9,327	1.3%
New Engen, Inc.[^][^]	SF	5.00%	9.24%	12/27/2021	12/3/2026	7,962	7,962	7,877	1.0%
						17,391	17,255	17,204	2.3%
Services: Business									
ASG II, LLC[^]	SF	6.25%	10.67%	5/25/2022	5/25/2028	15,000	14,720	15,000	2.0%
ASG II, LLC (Delayed Draw)[^][^]	SF	6.25%	10.67%	5/25/2022	5/25/2028	2,250	405	405	0.1%
Onit, Inc.[^]	SF	7.25%	12.30%	12/20/2021	5/2/2025	16,800	16,566	16,632	2.2%
						34,050	31,691	32,037	4.3%
Telecommunications									
VB E1, LLC[^]	L	7.65%	12.38%	11/18/2020	11/18/2026	3,000	3,000	3,009	0.4%
						3,000	3,000	3,009	0.4%
Total Non-Controlled/Non-Affiliate Unitranche Secured Loans						**162,668**	**128,313**	**127,378**	**16.9%**
Junior Secured Loans									
Banking									
MoneyLion, Inc.[^][^]	SF	9.25%	14.07%	3/25/2022	3/24/2026	18,750	18,583	18,445	2.5%
MoneyLion, Inc.[^][^]	P	5.75%	13.25%	8/27/2021	5/1/2023	2,500	2,484	2,497	0.3%
MoneyLion, Inc. (Delayed Draw)[^][^][^] . .	SF	9.25%	14.07%	3/25/2022	3/24/2026	5,357	—	—	0.0%
						26,607	21,067	20,942	2.8%
FIRE: Real Estate									
Florida East Coast Industries, LLC[^]	n/a	n/a	16.00% PIK	8/9/2021	6/28/2024	3,910	3,857	3,925	0.5%
Witkoff/Monroe 700 JV LLC (Delayed Draw)[^][^][^]	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	7/2/2026	9,373	8,404	8,404	1.1%
						13,283	12,261	12,329	1.6%
Services: Consumer									
Light Wave Dental Management, LLC . . .	n/a	n/a	n/a[^k]	12/6/2022	9/30/2023	2,479	2,479	3,032	0.4%
						2,479	2,479	3,032	0.4%
Total Non-Controlled/Non-Affiliate Junior Secured Loans						**42,369**	**35,807**	**36,303**	**4.8%**
Equity Securities[^#][^##]									
Automotive									
Born To Run, LLC (692,841 Class A units) .	—	—	—[^###]	4/1/2021	—	—	693	600	0.1%
Lifted Trucks Holdings, LLC (158,730 Class A shares)[^####]	—	—	—[^###]	8/2/2021	—	—	159	111	0.0%
							852	711	0.1%
Banking									
MV Receivables II, LLC (1,822 shares of common stock)[^][^####]	—	—	—[^###]	7/29/2021	—	—	750	1,443	0.2%
MV Receivables II, LLC (warrant to purchase up to 1.0% of the equity)[^][^####]	—	—	—[^###]	7/28/2021	7/28/2031	—	453	2,069	0.3%
							1,203	3,512	0.5%
Beverage, Food & Tobacco									
Sabrosura Foods, LLC et al (fka Huff Hispanic Food Holdings, LLC) (171,429 Class A interests)	—	—	—[^###]	10/18/2019	—	—	171	4	0.0%
Sabrosura Foods, LLC et al (fka Huff Hispanic Food Holdings, LLC) (7,022 Class AA units)	—	—	—[^###]	11/22/2022	—	—	10	7	0.0%
							181	11	0.0%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Capital Equipment									
Adept AG Holdings, LLC (314,584 preferred units)[####]	—	—	—[###]	8/11/2022	—	—	$ 650	$ 649	0.1%
MCP Shaw Acquisitionco, LLC (95,125 Class A-2 units)[####]	—	—	—[###]	2/28/2020	—	—	95	163	0.0%
							745	812	0.1%
Consumer Goods: Durable									
Independence Buyer, Inc. (169 Class A units)	—	—	—[###]	8/3/2021	—	—	169	212	0.0%
Jumpstart Holdco, Inc. (1,566,667 Class A units)	—	—	—[###]	4/19/2022	—	—	1,566	773	0.1%
							1,735	985	0.1%
Energy: Oil & Gas									
QuarterNorth Energy Inc. (4,376 shares of common stock)[~]	—	—	—[###]	1/11/2020	—	—	871	606	0.1%
							871	606	0.1%
Environmental Industries									
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	—	—	—[###]	10/19/2020	3/19/2028	—	67	210	0.0%
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	—	—	—[###]	10/19/2021	3/19/2028	—	—	147	0.0%
StormTrap, LLC (640,000 Class A preferred units)[####]	n/a	n/a	8.00% PIK	3/25/2022	—	—	640	640	0.1%
StormTrap, LLC (640,000 Class A common units)[####]	—	—	—[###]	3/25/2022	—	—	—	213	0.1%
Volt Bidco, Inc. (878 shares of common stock)	—	—	—[###]	8/11/2021	—	—	891	886	0.1%
							1,598	2,096	0.3%
FIRE: Finance									
J2 BWA Funding LLC (0.7% profit sharing)[<][####]	—	—	—[###]	12/24/2020	—	—	—	—	0.0%
J2 BWA Funding III, LLC (commitment to purchase up to 3.8% of the equity)[<][####][(i)]	—	—	—[###]	4/29/2022	—	—	76	76	0.0%
J2 BWA Funding III, LLC (1.2% profit sharing)[<][####][(i)]	—	—	—[###]	4/29/2022	—	—	—	—	0.0%
							76	76	0.0%
FIRE: Real Estate									
InsideRE, LLC (159,884 Class A common units)[####]	—	—	—[###]	9/9/2019	—	—	160	346	0.0%
Witkoff/Monroe 700 JV LLC (2,992 preferred units)[<][####]	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	—	—	3	1,462	0.2%
							163	1,808	0.2%
Healthcare & Pharmaceuticals									
Ascent Midco, LLC (725,806 Class A units)[####]	n/a	n/a	8.00% PIK	2/5/2020	—	—	726	703	0.1%
Dorado Acquisition, Inc. (531,783 Class A-1 units)	—	—	—[###]	6/30/2021	—	—	578	601	0.1%
Dorado Acquisition, Inc. (531,783 Class A-2 units)	—	—	—[###]	6/30/2021	—	—	—	629	0.1%
Evolve Biologics Inc. (0.1% of equity commitments)[<]	—	—	—[###]	12/20/2022	—	—	—	—	0.0%
Evolve Biologics Inc. (warrant to purchase up to 1.5% of the equity)[<]	—	—	—[###]	12/20/2022	—	—	—	—	0.0%
NationsBenefits, LLC (356,658 Series B units)[####]	n/a	n/a	5.00% PIK	8/20/2021	—	—	2,393	2,861	0.3%
NationsBenefits, LLC (326,667 common units)[####]	—	—	—[###]	8/20/2021	—	—	468	201	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
NQ PE Project Colosseum Midco Inc. (1,364,614 common units)	—	—	—[###]	10/4/2022	—	—	$1,365	$1,365	0.2%
Seran BioScience, LLC (26,666 common units)[####]	—	—	—[###]	12/31/2020	—	—	267	429	0.1%
							5,797	6,789	0.9%
High Tech Industries									
Amelia Holding II, LLC (warrant to purchase up to 0.1% of the equity)	—	—	—[###]	12/21/2022	12/21/2032	—	—	—	0.0%
Drawbridge Partners, LLC (652,174 Class A-1 units)	—	—	—[###]	9/1/2022	—	—	652	629	0.1%
MarkLogic Corporation (435,358 Class A units)	—	—	—[###]	10/20/2020	—	—	—	640	0.1%
Optomi, LLC (278 Class A units)[####]	—	—	—[###]	12/16/2021	—	—	278	512	0.1%
Recorded Future, Inc. (40,243 Class A units)[f]	—	—	—[###]	7/3/2019	—	—	40	113	0.0%
Unanet, Inc. (1,621,053 shares of common stock)	—	—	—[###]	12/5/2022	—	—	1,622	1,621	0.2%
							2,592	3,515	0.5%
Hotels, Gaming & Leisure									
Equine Network, LLC (92 Class A units)[####]	—	—	—[###]	12/31/2020	—	—	95	93	0.0%
							95	93	0.0%
Media: Advertising, Printing & Publishing									
95 Percent Buyer, LLC (385,027 Class A units)[####]	n/a	n/a	8.00% PIK	11/24/2021	—	—	385	580	0.1%
Calienger Holdings, L.L.C. (568,181 Class A units)[####]	—	—	—[###]	10/21/2022	—	—	568	568	0.1%
New Engen, Inc. (417 preferred units)	n/a	n/a	8.00% PIK	12/27/2021	—	—	417	391	0.1%
New Engen, Inc. (5,067 Class B common units)	—	—	—[###]	12/27/2021	—	—	5	5	0.0%
Really Great Reading Company, Inc. (369 Series A units)	—	—	—[###]	12/9/2022	—	—	369	369	0.0%
Relevate Health Group, LLC (96 preferred units)	n/a	n/a	12.00% PIK	11/20/2020	—	—	96	86	0.0%
Relevate Health Group, LLC (96 Class B common units)	—	—	—[###]	11/20/2020	—	—	—	—	0.0%
Spherix Global Inc. (333 Class A units)	—	—	—[###]	12/22/2021	—	—	333	256	0.0%
XanEdu Publishing, Inc. (65,104 Class A units)	n/a	n/a	8.00% PIK	1/28/2020	—	—	65	294	0.0%
							2,238	2,549	0.3%
Media: Diversified & Production									
Chess.com, LLC (5 Class A units)[####]	—	—	—[###]	12/31/2021	—	—	189	107	0.0%
							189	107	0.0%
Services: Business									
Argano, LLC (56,839 common units)[####]	—	—	—[###]	6/10/2021	—	—	270	418	0.1%
ecMarket Inc. and Conexiom US Inc. (96,603 preferred shares)[<][b]	—	—	—[###]	9/21/2021	—	—	723	698	0.1%
Edustaff, LLC (591 shares of common stock)[####]	—	—	—[###]	12/8/2022	—	—	591	591	0.1%
Skillsoft Corp. (26,168 Class A shares)[~][<][g]	—	—	—[###]	6/11/2021	—	—	508	34	0.0%
							2,092	1,741	0.3%
Services: Consumer									
Express Wash Acquisition Company, LLC (135,869 Class A units)[####]	n/a	n/a	8.00% PIK	12/28/2020	—	—	140	132	0.0%
IDIG Parent, LLC (192,908 shares of common stock)[#####][h]	—	—	—[###]	1/4/2021	—	—	195	254	0.1%
							335	386	0.1%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company[^]	Index[^^]	Spread[^^]	Interest Rate	Acquisition Date[^^^]	Maturity	Principal	Amortized Cost	Fair Value[^^^^]	% of Net Assets[^^^^^]
Telecommunications									
American Broadband and Telecommunications Company LLC (warrant to purchase up to 0.4% of the equity)	—	—	—[^###]	6/10/2022	6/10/2032	—	$ 84	$ 139	0.0%
American Virtual Cloud Technologies, Inc. (warrant to purchase up to 4.9% of the equity)	—	—	—[^###]	12/2/2021	1/31/2029	—	—	206	0.0%
							84	345	0.0%
Transportation: Cargo									
RS Acquisition, LLC (753,485 common units)[^####]	—	—	—[^###]	1/12/2022		—	1,264	1,053	0.1%
							1,264	1,053	0.1%
Wholesale									
IF & P Holdings Company, LLC (1,500 Class A preferred units)	—	—	—[^###]	10/3/2022		—	1,500	1,500	0.2%
IF & P Holdings Company, LLC (1,500 Class B common units)	—	—	—[^###]	10/3/2022		—	—	—	0.0%
							1,500	1,500	0.2%
Total Non-Controlled/Non-Affiliate Equity Securities							**23,610**	**28,695**	**3.8%**
Total Non-Controlled/Non-Affiliate Company Investments							**$1,426,468**	**$1,429,808**	**189.4%**
Non-Controlled Affiliate Company Investments[^#####]									
Senior Secured Loans									
FIRE: Real Estate									
Second Avenue SFR Holdings II LLC (Revolver)[^<][^*]	L	7.00%	11.12%	8/11/2021	8/9/2024	4,875	4,785	4,755	0.6%
						4,875	4,785	4,755	0.6%
Services: Business									
Nastel Technologies, LLC[^~~]	SF	6.50%	10.74%	9/21/2022	9/21/2028	3,500	3,432	3,500	0.5%
Nastel Technologies, LLC (Revolver)[^*] . . .	SF	6.50%	10.74%	9/21/2022	9/21/2028	368	—	—	0.0%
						3,868	3,432	3,500	0.5%
Transportation: Cargo									
SheerTrans Solutions, LLC[^~]	SF	7.50%	11.94%	7/29/2022	7/29/2027	5,101	5,005	5,101	0.7%
SheerTrans Solutions, LLC (Revolver)[^*] . .	SF	7.50%	11.94%	7/29/2022	7/29/2027	1,465	—	—	0.0%
						6,566	5,005	5,101	0.7%
Total Non-Controlled/Affiliate Senior Secured Loans						**15,309**	**13,222**	**13,356**	**1.8%**
Junior Secured Loans									
FIRE: Real Estate									
SFR Holdco, LLC[^<]	n/a	n/a	8.00%	8/6/2021	7/28/2028	5,850	5,850	5,850	0.8%
SFR Holdco, LLC (Delayed Draw)[^<][^*][^**]	n/a	n/a	8.00%	3/1/2022	7/28/2028	4,388	2,316	2,316	0.3%
						10,238	8,166	8,166	1.1%
Total Non-Controlled/Affiliate Junior Secured Loans						**10,238**	**8,166**	**8,166**	**1.1%**
Equity Securities[^##][^#####]									
FIRE: Real Estate									
SFR Holdco, LLC (13.9% of equity commitments)[^<]	—	—	—[^###]	8/6/2021		—	3,900	3,900	0.5%
SFR Holdco, LLC (10.5% of equity commitments)[^<][^(j)]	—	—	—[^###]	3/1/2022		—	1,545	1,545	0.2%
							5,445	5,445	0.7%
Services: Business									
Nastel Technologies, LLC (3,408 Class A units)[^####]	—	—	—[^###]	9/21/2022		—	3,408	3,578	0.5%
							3,408	3,578	0.5%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Portfolio Company(^)	Index(^^)	Spread(^^)	Interest Rate	Acquisition Date(^^^)	Maturity	Principal	Amortized Cost	Fair Value(^^^^)	% of Net Assets(^^^^^)
Transportation: Cargo									
SheerTrans Solutions, LLC (8,642,579 preferred interests)(####)	—	—	—(###)	7/29/2022	—	—	$ 8,643	$ 8,643	1.1%
							8,643	8,643	1.1%
Total Non-Controlled/Affiliate Equity Securities							17,572	17,742	2.3%
Total Non-Controlled/Affiliate Company Investments							$ 38,884	$ 39,188	5.2%
TOTAL INVESTMENTS							$1,465,352	$1,468,996	194.6%

Derivative Instruments

Foreign currency forward contract

Description	Notional Amount to be Purchased		Notional Amount to be Sold	Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract	$ 183	CAD	248	Bannockburn Global Forex, LLC	1/5/2023	$ —
Foreign currency forward contract	$ 92	CAD	127	Bannockburn Global Forex, LLC	1/19/2023	(2)
Foreign currency forward contract	$ 81	CAD	113	Bannockburn Global Forex, LLC	2/17/2023	(1)
Foreign currency forward contract	$ 79	CAD	109	Bannockburn Global Forex, LLC	3/17/2023	(1)
Foreign currency forward contract	$ 314	CAD	426	Bannockburn Global Forex, LLC	4/5/2023	—
Foreign currency forward contract	$ 93	CAD	128	Bannockburn Global Forex, LLC	4/19/2023	(2)
Foreign currency forward contract	$ 79	CAD	109	Bannockburn Global Forex, LLC	5/17/2023	(1)
Foreign currency forward contract	$ 87	CAD	121	Bannockburn Global Forex, LLC	6/19/2023	(2)
Foreign currency forward contract	$ 316	CAD	428	Bannockburn Global Forex, LLC	7/5/2023	—
Foreign currency forward contract	$ 90	CAD	124	Bannockburn Global Forex, LLC	7/19/2023	(2)
Foreign currency forward contract	$ 81	CAD	112	Bannockburn Global Forex, LLC	8/17/2023	(1)
Foreign currency forward contract	$ 87	CAD	120	Bannockburn Global Forex, LLC	9/19/2023	(2)
Foreign currency forward contract	$ 318	CAD	431	Bannockburn Global Forex, LLC	10/3/2023	—
Foreign currency forward contract	$ 84	CAD	116	Bannockburn Global Forex, LLC	10/19/2023	(2)
Foreign currency forward contract	$ 75	CAD	103	Bannockburn Global Forex, LLC	11/17/2023	(1)
Foreign currency forward contract	$ 77	CAD	106	Bannockburn Global Forex, LLC	12/19/2023	(1)
Foreign currency forward contract	$ 316	CAD	429	Bannockburn Global Forex, LLC	1/4/2024	—
Foreign currency forward contract	$ 104	CAD	143	Bannockburn Global Forex, LLC	1/17/2024	(2)
Foreign currency forward contract	$ 81	CAD	112	Bannockburn Global Forex, LLC	2/19/2024	(1)
Foreign currency forward contract	$ 76	CAD	105	Bannockburn Global Forex, LLC	3/19/2024	(1)
Foreign currency forward contract	$ 313	CAD	424	Bannockburn Global Forex, LLC	4/3/2024	—
Foreign currency forward contract	$ 103	CAD	143	Bannockburn Global Forex, LLC	4/17/2024	(2)
Foreign currency forward contract	$ 78	CAD	108	Bannockburn Global Forex, LLC	5/17/2024	(1)
Foreign currency forward contract	$ 86	CAD	118	Bannockburn Global Forex, LLC	6/19/2024	(2)
Foreign currency forward contract	$ 308	CAD	417	Bannockburn Global Forex, LLC	7/3/2024	—
Foreign currency forward contract	$ 95	CAD	131	Bannockburn Global Forex, LLC	7/17/2024	(2)

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract	$ 80	CAD	111	Bannockburn Global Forex, LLC	8/19/2024	(1)
Foreign currency forward contract	$ 83	CAD	114	Bannockburn Global Forex, LLC	9/18/2024	(1)
Foreign currency forward contract	$ 312	CAD	423	Bannockburn Global Forex, LLC	10/2/2024	—
Foreign currency forward contract	$ 97	CAD	134	Bannockburn Global Forex, LLC	10/17/2024	(2)
Foreign currency forward contract	$ 80	CAD	110	Bannockburn Global Forex, LLC	11/19/2024	(1)
Foreign currency forward contract	$ 80	CAD	110	Bannockburn Global Forex, LLC	12/18/2024	(1)
Foreign currency forward contract	$ 302	CAD	409	Bannockburn Global Forex, LLC	1/2/2025	—
Foreign currency forward contract	$ 96	CAD	133	Bannockburn Global Forex, LLC	1/17/2025	(2)
Foreign currency forward contract	$ 83	CAD	115	Bannockburn Global Forex, LLC	2/20/2025	(2)
Foreign currency forward contract	$ 66	CAD	91	Bannockburn Global Forex, LLC	3/19/2025	(1)
Foreign currency forward contract	$10,811	CAD	14,653	Bannockburn Global Forex, LLC	4/2/2025	—
Foreign currency forward contract	$ 93	CAD	128	Bannockburn Global Forex, LLC	4/17/2025	(2)
Foreign currency forward contract	$ 73	CAD	101	Bannockburn Global Forex, LLC	5/19/2025	(1)
Foreign currency forward contract	$ 78	CAD	107	Bannockburn Global Forex, LLC	6/18/2025	(1)
Foreign currency forward contract	$ 93	CAD	128	Bannockburn Global Forex, LLC	7/17/2025	(2)
Foreign currency forward contract	$ 75	CAD	103	Bannockburn Global Forex, LLC	8/19/2025	(1)
Foreign currency forward contract	$ 75	CAD	103	Bannockburn Global Forex, LLC	9/17/2025	(1)
Foreign currency forward contract	$ 94	CAD	130	Bannockburn Global Forex, LLC	10/17/2025	(2)
Foreign currency forward contract	$ 79	CAD	109	Bannockburn Global Forex, LLC	11/19/2025	(1)
Foreign currency forward contract	$ 8,874	CAD	12,243	Bannockburn Global Forex, LLC	12/18/2025	(159)
Foreign currency forward contract	$ 118	AUD	153	Bannockburn Global Forex, LLC	1/18/2023	14
Foreign currency forward contract	$ 108	AUD	140	Bannockburn Global Forex, LLC	2/16/2023	12
Foreign currency forward contract	$ 102	AUD	132	Bannockburn Global Forex, LLC	3/16/2023	12
Foreign currency forward contract	$ 123	AUD	160	Bannockburn Global Forex, LLC	4/20/2023	14
Foreign currency forward contract	$ 93	AUD	121	Bannockburn Global Forex, LLC	5/16/2023	11
Foreign currency forward contract	$ 121	AUD	156	Bannockburn Global Forex, LLC	6/19/2023	14
Foreign currency forward contract	$ 106	AUD	138	Bannockburn Global Forex, LLC	7/18/2023	12
Foreign currency forward contract	$ 113	AUD	146	Bannockburn Global Forex, LLC	8/16/2023	13
Foreign currency forward contract	$ 113	AUD	146	Bannockburn Global Forex, LLC	9/18/2023	13
Foreign currency forward contract	$ 114	AUD	148	Bannockburn Global Forex, LLC	10/18/2023	13
Foreign currency forward contract	$ 107	AUD	140	Bannockburn Global Forex, LLC	11/16/2023	12
Foreign currency forward contract	$ 109	AUD	142	Bannockburn Global Forex, LLC	12/18/2023	12
Foreign currency forward contract	$ 115	AUD	150	Bannockburn Global Forex, LLC	1/17/2024	13
Foreign currency forward contract	$ 110	AUD	143	Bannockburn Global Forex, LLC	2/16/2024	12
Foreign currency forward contract	$11,827	AUD	15,410	Bannockburn Global Forex, LLC	3/18/2024	1,329
						$1,296

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

(^) All of the Company's investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended, (the "1940 Act"), unless otherwise noted. All of the Company's investments are issued by U.S. portfolio companies unless otherwise noted.

(^^) The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate ("LIBOR" or "L"), Secured Overnight Financing Rate ("SOFR" or "SF"), Canadian dollar Offered rate ("CDOR" or "C") or Prime Rate ("Prime" or "P") which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR, SOFR, CDOR, or Prime, as applicable, and the current contractual interest rate in effect at December 31, 2022. Certain investments may be subject to an interest rate floor, or rate cap. Certain investments contain a payment-in-kind ("PIK") provision.

(^^^) Except as otherwise noted, all of the Company's portfolio company investments, which as of December 31, 2022 represented 194.6% of the Company's net assets or 95.1% of the Company's total assets, are subject to legal restrictions on sales.

(^^^^) Except as otherwise noted, because there is no readily available market value for these investments, the fair value of each of these investments is determined in good faith using significant unobservable inputs by the Valuation Designee. (See Note 4 in the accompanying notes to the consolidated financial statements.)

(^^^^^) Percentages are based on net assets of $754,916 as of December 31, 2022.

(~) All or a portion of this security was held in MC Income Plus Financing SPV LLC (the "SPV") as collateral for the Company's secured revolving credit facility (the "Credit Facility") with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).

(~~) All or a portion of this security was held in Monroe Capital Income Plus ABS Funding, LLC (the "2022 Issuer") as collateral for the Company's $425,000 asset-backed securitization (the "2022 ABS"). (See Note 7 in the accompanying notes to the consolidated financial statements).

(~~~) All or a portion of this security was held in MC Income Plus Financing SPV II LLC (the "SPV II") as collateral for the Company's secured term loan credit facility (the "Term Loan") with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).

(<) This investment is treated as a non-qualifying investment under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2022, non-qualifying assets totaled 14.1% of the Company's total assets.

(<<) The Company structures its unitranche secured loans as senior secured loans. The Company obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, the Company syndicates a "first out" portion of the loan to an investor and retains a "last out" portion of the loan, in which case the "first out" portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and the Company's unitranche secured loans will expose the Company to the risks associated with second lien and subordinated loans and may limit the Company's recourse or ability to recover collateral upon a portfolio company's bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2022
(in thousands, except for shares and units)

sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases the Company, together with its affiliates, is the sole or majority lender of these unitranche secured loans, which can afford the Company additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

(#)   Represents less than 5% ownership of the portfolio company's voting securities.

(##)   Ownership of certain equity investments may occur through a holding company or partnership.

(###)   Represents a non-income producing security.

(####) Investment is held by a taxable subsidiary of the Company. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company's wholly-owned taxable subsidiaries.

(#####) As defined in the 1940 Act, the Company is deemed to be an "Affiliated Person" of the portfolio company as it owns 5% or more of the portfolio company's voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was an Affiliated Person (but not a portfolio company that the Company is deemed to control).

(*)   All or a portion of this commitment was unfunded at December 31, 2022. As such, interest is earned only on the funded portion of this commitment.

(**)   This delayed draw loan requires that certain financial covenants be met by the portfolio company prior to any fundings by the Company.

(a)   This loan is denominated in Canadian dollars and is translated into U.S. dollars as of the valuation date.

(b)   This is an international company.

(c)   This loan is denominated in Australian dollars and is translated into U.S. dollars as of the valuation date.

(d)   Investment position or portion thereof unsettled as of December 31, 2022.

(e)   As of December 31, 2022, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $2,293.

(f)   As of December 31, 2022, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $8.

(g)   The fair value of this investment was valued using Level 1 inputs. See Note 4 in the accompanying notes to the consolidated financial statements.

(h)   As of December 31, 2022, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $34.

(i)   As of December 31, 2022, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $1,064.

(j)   As of December 31, 2022, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $1,381.

(k)   In lieu of interest, this loan accrues an exit fee of 30% of the funded principal amount which is due upon payoff or maturity.

n/a — not applicable

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2021

(in thousands, except for shares and units)

Portfolio Company[a]	Spread Above Index[b]	Interest Rate	Acquisition Date[c]	Maturity	Principal	Amortized Cost	Fair Value[d]	% of Net Assets[e]
Non-Controlled/Non-Affiliate Company Investments								
Senior Secured Loans								
Aerospace & Defense								
API Holdings III Corp.[f]	L+4.25%	4.35%	5/2/2019	5/8/2026	1,658	$ 1,652	$ 1,583	0.4%
SI Holdings, Inc. (Integrated Polymer Solutions)[f]	L+6.00%	7.00%	7/25/2019	7/25/2025	1,955	1,928	1,955	0.5%
SI Holdings, Inc. (Integrated Polymer Solutions)[f]	L+6.00%	7.00%	12/24/2019	7/25/2025	1,020	1,006	1,020	0.3%
SI Holdings, Inc. (Integrated Polymer Solutions)[f]	L+6.00%	7.00%	2/17/2021	7/25/2025	1,765	1,750	1,765	0.5%
SI Holdings, Inc. (Integrated Polymer Solutions)[f]	L+6.00%	7.00%	6/15/2021	7/25/2025	1,034	1,015	1,034	0.3%
SI Holdings, Inc. (Integrated Polymer Solutions)[f]	L+6.00%	7.00%	8/10/2021	7/25/2025	1,010	991	1,010	0.3%
SI Holdings, Inc. (Integrated Polymer Solutions) (Revolver)[g]	L+6.00%	7.00%	7/25/2019	7/25/2024	316	40	40	0.0%
					8,758	8,382	8,407	2.3%
Automotive								
Born To Run, LLC[f]	L+6.00%	7.00%	4/1/2021	4/1/2027	8,955	8,792	9,114	2.5%
Born To Run, LLC (Delayed Draw)[g][h]	L+6.00%	7.00%	4/1/2021	4/1/2027	1,463	86	88	0.0%
Lifted Trucks Holdings, LLC[f]	L+5.75%	6.75%	8/2/2021	8/2/2027	10,000	9,809	9,970	2.7%
Lifted Trucks Holdings, LLC (Delayed Draw)[g][h]	L+5.75%	6.75%	8/2/2021	8/2/2027	2,000	—	—	0.0%
Lifted Trucks Holdings, LLC (Revolver)[g]	L+5.75%	6.75%	8/2/2021	8/2/2027	2,381	635	633	0.2%
Truck-Lite Co., LLC[f]	L+6.25%	7.25%	3/11/2020	12/14/2026	3,417	3,391	3,436	0.9%
Truck-Lite Co., LLC[f]	L+6.25%	7.25%	11/23/2021	12/14/2026	634	634	638	0.2%
Truck-Lite Co., LLC[f]	L+6.25%	7.25%	3/11/2020	12/14/2026	506	506	509	0.1%
Truck-Lite Co., LLC[f]	L+6.25%	7.25%	11/23/2021	12/14/2026	563	563	566	0.2%
Truck-Lite Co., LLC (Delayed Draw)[g][h]	L+6.25%	7.25%	11/23/2021	12/14/2026	718	—	—	0.0%
					30,637	24,416	24,954	6.8%
Banking								
MV Receivables II, LLC (Delayed Draw)[g][h][i]	L+9.75%	11.25%	7/29/2021	7/29/2026	10,000	1,214	1,611	0.4%
StarCompliance MidCo, LLC[f]	L+6.75%	7.75%	1/12/2021	1/11/2027	3,000	2,948	3,000	0.8%
StarCompliance MidCo, LLC[f]	L+6.75%	7.75%	10/12/2021	1/11/2027	503	494	503	0.1%
StarCompliance MidCo, LLC (Revolver)[g]	L+6.75%	7.75%	1/12/2021	1/11/2027	484	—	—	0.0%
					13,987	4,656	5,114	1.3%
Beverage, Food & Tobacco								
Huff Hispanic Food Holdings, LLC[f]	L+5.50%	6.50%	10/18/2019	10/18/2024	5,422	5,357	5,359	1.4%
Huff Hispanic Food Holdings, LLC	L+5.50%	6.50%	10/18/2019	10/18/2024	307	307	303	0.1%
Huff Hispanic Food Holdings, LLC (Revolver)[g]	L+5.50%	6.50%	10/18/2019	10/18/2024	1,286	574	574	0.2%
LVF Holdings, Inc.[f]	L+6.25%	7.25%	6/10/2021	6/10/2027	3,491	3,426	3,491	0.9%
LVF Holdings, Inc.[f]	L+6.25%	7.25%	6/10/2021	6/10/2027	3,341	3,341	3,341	0.9%
LVF Holdings, Inc. (Delayed Draw)[g][h]	L+6.25%	7.25%	6/10/2021	6/10/2027	802	—	—	0.0%
LVF Holdings, Inc. (Revolver)[g]	L+6.25%	7.25%	6/10/2021	6/10/2027	554	277	277	0.1%
LX/JT Intermediate Holdings, Inc.[f]	L+6.00%	7.50%	3/11/2020	3/11/2025	5,625	5,548	5,543	1.5%
LX/JT Intermediate Holdings, Inc. (Revolver)[g]	L+6.00%	7.50%	3/11/2020	3/11/2025	500	—	—	0.0%
					21,328	18,830	18,888	5.1%

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[(a)]	Spread Above Index[(b)]	Interest Rate	Acquisition Date[(c)]	Maturity	Principal	Amortized Cost	Fair Value[(d)]	% of Net Assets[(e)]
Capital Equipment								
MCP Shaw Acquisitionco, LLC[(f)]	SF+6.50%	7.50%	2/28/2020	11/28/2025	7,786	$ 7,676	$ 7,759	2.1%
MCP Shaw Acquisitionco, LLC[(f)]	SF+6.50%	7.50%	12/29/2021	11/28/2025	2,402	2,354	2,393	0.6%
MCP Shaw Acquisitionco, LLC (Delayed Draw)[(g)(h)]	SF+6.50%	7.50%	12/29/2021	11/28/2025	786	—	—	0.0%
MCP Shaw Acquisitionco, LLC (Revolver)[(g)]	SF+6.50%	7.50%	2/28/2020	11/28/2025	1,427	—	—	0.0%
					12,401	10,030	10,152	2.7%
Construction & Building								
Premier Roofing L.L.C.[(f)]	L+6.50%	7.50%	8/31/2020	8/29/2025	3,465	3,412	3,408	0.9%
Premier Roofing L.L.C. (Revolver)[(g)]	L+6.50%	7.50%	8/31/2020	8/29/2025	1,199	959	943	0.3%
TCFIII Owl Buyer LLC[(f)]	L+6.00%	7.00%	4/19/2021	4/17/2026	4,478	4,408	4,478	1.2%
TCFIII Owl Buyer LLC	L+6.00%	7.00%	4/19/2021	4/17/2026	5,467	5,467	5,467	1.5%
TCFIII Owl Buyer LLC[(f)]	L+6.00%	7.00%	12/17/2021	4/17/2026	4,906	4,821	4,906	1.3%
					19,515	19,067	19,202	5.2%
Consumer Goods: Durable								
Independence Buyer, Inc.[(f)]	L+5.75%	6.75%	8/3/2021	8/3/2026	12,500	12,265	12,500	3.4%
Independence Buyer, Inc. (Revolver)[(g)]	L+5.75%	6.75%	8/3/2021	8/3/2026	2,964	—	—	0.0%
Recycled Plastics Industries, LLC[(f)]	L+6.75%	7.75%	8/4/2021	8/4/2026	5,486	5,383	5,486	1.5%
Recycled Plastics Industries, LLC (Revolver)[(g)]	L+6.75%	7.75%	8/4/2021	8/4/2026	743	223	223	0.1%
					21,693	17,871	18,209	5.0%
Consumer Goods: Non-Durable								
Arizona Natural Resources, LLC[(f)]	L+5.75%	6.75%	5/18/2021	5/18/2026	13,965	13,712	13,937	3.8%
Arizona Natural Resources, LLC[(f)]	L+5.75%	6.75%	12/15/2021	5/18/2026	2,563	2,513	2,558	0.7%
Arizona Natural Resources, LLC (Revolver)[(g)]	L+5.75%	6.75%	5/18/2021	5/18/2026	1,111	222	222	0.1%
The Kyjen Company, LLC[(f)]	L+6.50%	7.50%	5/14/2021	4/3/2026	2,978	2,950	2,991	0.8%
The Kyjen Company, LLC (Revolver)[(g)]	L+6.50%	7.50%	5/14/2021	4/3/2026	315	129	129	0.0%
Thrasio, LLC[(f)]	L+7.00%	8.00%	12/18/2020	12/18/2026	4,940	4,877	4,940	1.3%
					25,872	24,403	24,777	6.7%
Containers, Packaging & Glass								
Polychem Acquisition, LLC[(f)]	L+5.00%	5.50%	4/8/2019	3/17/2025	1,945	1,940	1,945	0.5%
Port Townsend Holdings Company, Inc. and Crown Corrugated Company (Delayed Draw)[(g)(h)]	L+7.75%	5.75% Cash/ 3.00% PIK	10/16/2020	2/28/2022	165	84	84	0.0%
					2,110	2,024	2,029	0.5%
Energy: Oil & Gas								
Liquid Tech Solutions Holdings, LLC[(f)]	L+4.75%	5.50%	3/18/2021	3/17/2028	2,271	2,261	2,271	0.6%
Par Petroleum, LLC[(f)]	L+6.75%	6.88%	1/27/2020	1/12/2026	908	913	906	0.3%
					3,179	3,174	3,177	0.9%
Environmental Industries								
Quest Resource Management Group, LLC[(f)]	L+6.50%	7.50%	10/19/2020	10/20/2025	990	924	989	0.3%
Quest Resource Management Group, LLC	L+6.50%	7.50%	10/19/2020	10/20/2025	1,087	1,087	1,086	0.3%
Quest Resource Management Group, LLC[(f)]	L+6.50%	7.50%	12/7/2021	10/20/2025	3,856	3,779	3,853	1.1%
Quest Resource Management Group, LLC (Delayed Draw)[(g)(h)]	L+6.50%	7.50%	12/7/2021	10/20/2025	1,778	—	—	0.0%
Volt Bidco, Inc.[(f)]	L+6.50%	7.50%	8/11/2021	8/11/2027	6,000	5,885	6,000	1.6%
Volt Bidco, Inc. (Delayed Draw)[(g)(h)]	L+6.50%	7.50%	8/11/2021	8/11/2027	688	116	116	0.0%
Volt Bidco, Inc. (Revolver)[(g)]	L+6.50%	7.50%	8/11/2021	8/11/2027	574	—	—	0.0%
					14,973	11,791	12,044	3.3%

See Notes to Consolidated Financial Statements.
F-25

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[(a)]	Spread Above Index[(b)]	Interest Rate	Acquisition Date[(c)]	Maturity	Principal	Amortized Cost	Fair Value[(d)]	% of Net Assets[(e)]
FIRE: Finance								
Exiger LLC[(f)]	L+7.25%	8.25%	9/30/2021	9/30/2027	14,000	$13,727	$13,951	3.8%
Exiger LLC (Delayed Draw)[(g)(h)]	L+7.25%	8.25%	9/30/2021	9/30/2027	4,200	—	—	0.0%
Exiger LLC (Revolver)[(g)]	L+7.25%	8.25%	9/30/2021	9/30/2027	1,400	—	—	0.0%
J2 BWA Funding LLC (Delayed Draw)[(g)(h)(i)]	n/a	9.00%	12/24/2020	12/24/2026	2,809	701	701	0.2%
Oceana Australian Fixed Income Trust[(f)(i)(j)(k)]	n/a	11.50%	2/25/2021	2/25/2026	7,805	8,460	7,805	2.1%
Oceana Australian Fixed Income Trust[(f)(i)(j)(k)]	n/a	10.75%	6/29/2021	6/29/2026	3,288	3,400	3,288	0.9%
W3 Monroe RE Debt LLC[(i)]	n/a	10.00% PIK	2/5/2021	2/4/2028	1,760	1,760	1,760	0.5%
					35,262	28,048	27,505	7.5%
FIRE: Real Estate								
300 N. Michigan Mezz, LLC (Delayed Draw)[(f)(g)(h)(i)]	L+14.50%	16.00% PIK	7/15/2020	7/15/2024	1,000	888	888	0.3%
Avison Young (USA) Inc.[(f)(i)(j)]	L+5.75%	5.97%	4/26/2019	1/30/2026	1,945	1,932	1,935	0.5%
Florida East Coast Industries, LLC[(f)(i)]	n/a	10.50%	8/9/2021	6/28/2024	7,857	7,649	7,857	2.1%
InsideRE, LLC[(f)]	L+5.75%	6.75%	12/22/2021	12/22/2027	7,503	7,353	7,497	2.0%
InsideRE, LLC (Delayed Draw)[(g)(h)]	L+5.75%	6.75%	12/22/2021	12/22/2027	2,886	—	—	0.0%
InsideRE, LLC (Revolver)[(g)]	L+5.75%	6.75%	12/22/2021	12/22/2027	965	—	—	0.0%
NCBP Property, LLC[(i)]	L+9.50%	10.50%	12/18/2020	12/16/2022	2,500	2,487	2,506	0.7%
					24,656	20,309	20,683	5.6%
Healthcare & Pharmaceuticals								
Apotheco, LLC[(f)]	L+8.50%	6.50% Cash/ 3.00% PIK	4/8/2019	4/8/2024	1,816	1,798	1,731	0.5%
Apotheco, LLC (Revolver)	L+8.50%	6.50% Cash/ 3.00% PIK	4/8/2019	4/8/2024	478	478	455	0.1%
Appriss Health, LLC[(f)]	L+7.25%	8.25%	5/6/2021	5/6/2027	6,500	6,378	6,516	1.8%
Appriss Health, LLC (Revolver)[(g)]	L+7.25%	8.25%	5/6/2021	5/6/2027	433	—	—	0.0%
Ascent Midco, LLC[(f)]	L+5.50%	6.50%	2/5/2020	2/5/2025	2,283	2,253	2,283	0.6%
Ascent Midco, LLC (Revolver)[(g)]	L+5.50%	6.50%	2/5/2020	2/5/2025	403	—	—	0.0%
Brickell Bay Acquisition Corp.[(f)]	L+6.50%	7.50%	2/12/2021	2/12/2026	2,848	2,797	2,834	0.8%
Brickell Bay Acquisition Corp. (Delayed Draw)[(g)(h)]	L+6.50%	7.50%	2/12/2021	2/12/2026	573	—	—	0.0%
Caravel Autism Health, LLC[(f)]	L+5.75%	6.75%	6/30/2021	6/30/2027	8,000	7,849	7,518	2.0%
Caravel Autism Health, LLC (Delayed Draw)[(g)(h)]	L+5.75%	6.75%	6/30/2021	6/30/2027	5,999	299	281	0.1%
Caravel Autism Health, LLC (Revolver)[(g)]	L+5.75%	6.75%	6/30/2021	6/30/2027	2,000	1,000	940	0.3%
Dorado Acquisition, Inc.[(f)]	L+6.75%	7.75%	6/30/2021	6/30/2026	13,965	13,705	13,951	3.8%
Dorado Acquisition, Inc. (Delayed Draw)[(g)(h)]	L+6.75%	7.75%	6/30/2021	6/30/2026	606	—	—	0.0%
Dorado Acquisition, Inc. (Revolver)[(g)]	L+6.75%	7.75%	6/30/2021	6/30/2026	1,670	—	—	0.0%
INH Buyer, Inc.[(f)]	L+6.00%	7.00%	6/30/2021	6/28/2028	4,898	4,852	4,761	1.3%
NationsBenefits, LLC[(f)]	L+7.00%	8.00%	8/20/2021	8/20/2026	12,250	12,018	12,229	3.3%
NationsBenefits, LLC (Revolver)[(g)]	L+7.00%	8.00%	8/20/2021	8/20/2026	1,361	—	—	0.0%
QF Holdings, Inc.[(f)]	L+6.25%	7.25%	9/19/2019	9/19/2024	4,550	4,497	4,543	1.2%
QF Holdings, Inc.[(f)]	L+6.25%	7.25%	12/15/2021	12/15/2027	4,368	4,303	4,368	1.2%
QF Holdings, Inc.[(f)]	L+6.25%	7.25%	9/19/2019	9/19/2024	910	910	909	0.2%
QF Holdings, Inc. (Delayed Draw)[(g)(h)]	L+6.25%	7.25%	8/21/2020	9/19/2024	910	—	—	0.0%
QF Holdings, Inc. (Revolver)[(g)]	L+6.25%	7.25%	9/19/2019	9/19/2024	1,092	—	—	0.0%
Seran BioScience, LLC[(f)]	L+6.25%	7.25%	12/31/2020	12/31/2025	1,985	1,952	1,990	0.5%
Seran BioScience, LLC (Revolver)[(g)]	L+6.25%	7.25%	12/31/2020	12/31/2025	356	—	—	0.0%
SIP Care Services, LLC[(f)]	L+5.75%	6.75%	12/30/2021	12/30/2026	3,800	3,724	3,724	1.0%
SIP Care Services, LLC (Delayed Draw)[(g)(h)]	L+5.75%	6.75%	12/30/2021	12/30/2026	3,040	—	—	0.0%
SIP Care Services, LLC (Revolver)[(g)]	L+5.75%	6.75%	12/30/2021	12/30/2026	760	—	—	0.0%

See Notes to Consolidated Financial Statements.

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[(a)]	Spread Above Index[(b)]	Interest Rate	Acquisition Date[(c)]	Maturity	Principal	Amortized Cost	Fair Value[(d)]	% of Net Assets[(e)]
WebPT, Inc.[(f)]	L+6.75%	7.75%	8/28/2019	1/18/2028	5,000	$ 4,941	$ 5,000	1.4%
WebPT, Inc. (Revolver)[(g)]	L+6.75%	7.75%	8/28/2019	1/18/2028	521	156	156	0.0%
					93,375	73,910	74,189	20.1%
High Tech Industries								
Acquia Inc.[(f)]	L+7.00%	8.00%	11/1/2019	10/31/2025	15,429	15,166	15,545	4.2%
Acquia Inc. (Revolver)[(g)]	L+7.00%	8.00%	11/1/2019	10/31/2025	588	—	—	0.0%
Arcstor Midco, LLC[(f)]	L+7.00%	8.00%	3/16/2021	3/16/2027	11,910	11,695	11,822	3.2%
MarkLogic Corporation[(f)]	L+6.00%	7.00%	10/20/2020	10/20/2025	5,198	5,095	5,276	1.4%
MarkLogic Corporation[(f)]	L+6.00%	7.00%	11/23/2021	10/20/2025	485	475	494	0.1%
MarkLogic Corporation (Delayed Draw)[(g)(h)]	L+6.00%	7.00%	11/23/2021	10/20/2025	323	—	—	0.0%
MarkLogic Corporation (Revolver)[(g)]	L+6.00%	7.00%	10/20/2020	10/20/2025	404	—	—	0.0%
Mindbody, Inc.[(f)]	L+8.50%	8.00% Cash/ 1.50% PIK	2/15/2019	2/14/2025	1,853	1,832	1,840	0.5%
Mindbody, Inc.	L+8.50%	8.00% Cash/ 1.50% PIK	9/22/2021	2/14/2025	7,331	7,331	7,276	2.0%
Mindbody, Inc. (Revolver)[(g)]	L+8.00%	9.00%	2/15/2019	2/14/2025	190	—	—	0.0%
Mockingbird Acquisitionco Inc.[(f)]	L+6.00%	7.00%	10/1/2020	10/1/2025	3,840	3,778	3,878	1.0%
Mockingbird Acquisitionco Inc. (Revolver)[(g)]	L+6.00%	7.00%	10/1/2020	10/1/2025	600	—	—	0.0%
Optomi, LLC[(f)]	L+5.75%	6.75%	12/16/2021	12/16/2027	13,500	13,231	13,230	3.6%
Optomi, LLC (Revolver)[(g)]	L+5.75%	6.75%	12/16/2021	12/16/2027	3,189	2,126	2,083	0.6%
Recorded Future, Inc.[(f)]	L+6.00%	7.00%	7/3/2019	7/3/2025	3,648	3,602	3,679	1.0%
Recorded Future, Inc.[(f)]	L+6.00%	7.00%	3/26/2021	7/3/2025	5,864	5,800	5,913	1.6%
Recorded Future, Inc. (Revolver)[(g)]	L+6.00%	7.00%	7/3/2019	7/3/2025	440	—	—	0.0%
Securly, Inc.[(f)]	L+7.00%	8.00%	4/22/2021	4/22/2027	8,400	8,246	8,400	2.3%
Securly, Inc. (Delayed Draw)[(g)(h)]	L+7.00%	8.00%	4/22/2021	4/22/2027	1,938	—	—	0.0%
Securly, Inc. (Revolver)[(g)]	L+7.00%	8.00%	4/22/2021	4/22/2027	969	—	—	0.0%
Transact Holdings Inc.[(f)]	L+4.75%	4.85%	4/18/2019	4/30/2026	733	725	730	0.2%
					86,832	79,102	80,166	21.7%
Hotels, Gaming & Leisure								
Equine Network, LLC[(f)]	L+8.00%	9.00%	12/31/2020	12/31/2025	1,489	1,461	1,485	0.4%
Equine Network, LLC[(f)]	L+8.00%	9.00%	1/29/2021	12/31/2025	675	664	673	0.2%
Equine Network, LLC (Delayed Draw)[(g)(h)]	L+8.00%	9.00%	12/31/2020	12/31/2025	366	—	—	0.0%
Equine Network, LLC (Revolver)[(g)]	L+8.00%	9.00%	12/31/2020	12/31/2025	146	73	73	0.0%
					2,676	2,198	2,231	0.6%
Media: Advertising, Printing & Publishing								
95 Percent Buyer, LLC[(f)]	L+6.00%	7.00%	11/24/2021	11/24/2026	18,000	17,645	18,000	4.9%
95 Percent Buyer, LLC (Revolver)[(g)]	L+6.00%	7.00%	11/24/2021	11/24/2026	963	—	—	0.0%
Madison Logic, Inc.[(f)]	L+5.75%	6.75%	11/22/2021	11/20/2026	20,000	19,703	20,031	5.4%
Madison Logic, Inc. (Revolver)[(g)]	L+5.75%	6.75%	11/22/2021	11/20/2026	912	—	—	0.0%
New Engen, Inc.[(f)]	L+5.50%	6.50%	12/3/2021	12/3/2026	9,500	9,335	9,334	2.5%
New Engen, Inc.[(f)]	L+5.50%	6.50%	12/27/2021	12/3/2026	8,022	8,022	7,882	2.1%
New Engen, Inc. (Revolver)[(g)]	L+5.50%	6.50%	12/3/2021	12/3/2026	1,056	—	—	0.0%
North Haven USHC Acquisition, Inc.[(f)]	L+6.00%	7.00%	10/30/2020	10/30/2025	2,475	2,435	2,475	0.7%
North Haven USHC Acquisition, Inc.[(f)]	L+6.00%	7.00%	10/30/2020	10/30/2025	717	717	717	0.2%
North Haven USHC Acquisition, Inc. (Delayed Draw)[(g)(h)]	L+6.00%	7.00%	9/3/2021	10/30/2025	1,441	482	487	0.1%
North Haven USHC Acquisition, Inc. (Revolver)[(g)]	L+6.00%	7.00%	3/12/2021	10/30/2025	240	—	—	0.0%
NTM Acquisition Corp[(f)]	L+7.25%	7.25% Cash/ 1.00% PIK	4/18/2019	6/7/2024	4,645	4,641	4,599	1.2%
Relevate Health Group, LLC[(f)]	L+6.00%	7.00%	11/20/2020	11/20/2025	1,985	1,953	2,005	0.6%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[a]	Spread Above Index[b]	Interest Rate	Acquisition Date[c]	Maturity	Principal	Amortized Cost	Fair Value[d]	% of Net Assets[e]
Relevate Health Group, LLC (Delayed Draw)[g][h]	L+6.00%	7.00%	11/20/2020	11/20/2025	1,046	$ 888	$ 897	0.2%
Relevate Health Group, LLC (Revolver)[g]	L+6.00%	7.00%	11/20/2020	11/20/2025	421	—	—	0.0%
Spherix Global Inc.[f]	SF+6.00%	7.00%	12/22/2021	12/22/2026	4,500	4,422	4,421	1.2%
Spherix Global Inc. (Revolver)[g]	SF+6.00%	7.00%	12/22/2021	12/22/2026	500	—	—	0.0%
XanEdu Publishing, Inc.[f]	L+6.50%	7.50%	1/28/2020	1/28/2025	6,093	5,993	6,114	1.7%
XanEdu Publishing, Inc. (Revolver)[g]	L+6.50%	7.50%	1/28/2020	1/28/2025	977	—	—	0.0%
					83,493	76,236	76,962	20.8%
Media: Broadcasting & Subscription								
Vice Group Holding Inc.	L+12.00%	5.50% Cash/ 8.00% PIK	5/2/2019	11/2/2022	1,145	1,142	1,145	0.3%
Vice Group Holding Inc.	L+12.00%	5.50% Cash/ 8.00% PIK	5/2/2019	11/2/2022	359	359	359	0.1%
Vice Group Holding Inc.	L+12.00%	5.50% Cash/ 8.00% PIK	5/2/2019	11/2/2022	135	135	135	0.0%
Vice Group Holding Inc.	L+12.00%	5.50% Cash/ 8.00% PIK	11/4/2019	11/2/2022	220	220	220	0.1%
					1,859	1,856	1,859	0.5%
Media: Diversified & Production								
Chess.com, LLC[f]	L+6.50%	7.50%	12/31/2021	12/31/2027	13,000	12,740	12,740	3.5%
Chess.com, LLC (Revolver)[g]	L+6.50%	7.50%	12/31/2021	12/31/2027	1,413	—	—	0.0%
Crownpeak Technology, Inc.[f]	L+5.75%	6.75%	2/28/2019	2/28/2024	1,000	991	1,000	0.3%
Crownpeak Technology, Inc.[f]	L+5.75%	6.75%	2/28/2019	2/28/2024	15	15	15	0.0%
Crownpeak Technology, Inc. (Revolver)[g]	L+5.75%	6.75%	2/28/2019	2/28/2024	42	—	—	0.0%
CyberGrants Holdings, LLC[f]	L+6.50%	7.25%	9/8/2021	9/8/2027	18,500	18,235	18,500	5.0%
CyberGrants Holdings, LLC (Delayed Draw)[g][h]	L+6.50%	7.25%	9/8/2021	9/8/2027	1,814	—	—	0.0%
CyberGrants Holdings, LLC (Revolver)[g]	L+6.50%	7.25%	9/8/2021	9/8/2027	1,814	—	—	0.0%
Streamland Media MidCo LLC[f]	L+6.75%	7.75%	8/26/2019	8/31/2023	1,994	1,974	1,984	0.5%
					39,592	33,955	34,239	9.3%
Services: Business								
Aperture Companies, LLC[f]	L+6.25%	7.25%	12/31/2021	12/31/2026	15,000	14,700	14,700	4.0%
Aperture Companies, LLC (Delayed Draw)[g][h]	L+6.25%	7.25%	12/31/2021	12/31/2026	4,320	—	—	0.0%
Aperture Companies, LLC (Revolver)[g]	L+6.25%	7.25%	12/31/2021	12/31/2026	1,347	—	—	0.0%
Aras Corporation[f]	L+7.00%	4.25% Cash/ 3.75% PIK	4/13/2021	4/13/2027	4,504	4,429	4,556	1.2%
Aras Corporation (Revolver)[g]	L+7.00%	4.25% Cash/ 3.75% PIK	4/13/2021	4/13/2027	325	—	—	0.0%
Argano, LLC[f]	L+5.50%	6.50%	6/10/2021	6/10/2026	9,077	8,912	9,043	2.4%
Argano, LLC (Delayed Draw)[g][h]	L+5.50%	6.50%	6/10/2021	6/10/2026	4,009	2,365	2,356	0.6%
Argano, LLC (Revolver)[g]	L+5.50%	6.50%	6/10/2021	6/10/2026	965	—	—	0.0%
Certify, Inc.[f]	L+5.50%	6.50%	2/28/2019	2/28/2024	1,000	992	1,000	0.3%
Certify, Inc.[f]	L+5.50%	6.50%	2/28/2019	2/28/2024	136	136	136	0.0%
Certify, Inc. (Revolver)[g]	L+5.50%	6.50%	2/28/2019	2/28/2024	46	11	11	0.0%
ecMarket Inc. and Conexiom US Inc.[f][i][j]	L+7.00%	8.00%	9/21/2021	9/21/2027	15,500	15,202	15,442	4.2%
ecMarket Inc. and Conexiom US Inc. (Delayed Draw)[g][h][i][j]	L+7.00%	8.00%	9/21/2021	9/21/2027	1,291	—	—	0.0%
ecMarket Inc. and Conexiom US Inc. (Revolver)[g][i][j]	L+7.00%	8.00%	9/21/2021	9/21/2027	2,067	—	—	0.0%
HS4 Acquisitionco, Inc.[f]	L+6.75%	7.75%	7/9/2019	7/9/2025	3,980	3,928	3,944	1.1%
HS4 Acquisitionco, Inc.[f]	L+6.75%	7.75%	10/6/2021	7/9/2025	4,323	4,323	4,285	1.2%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[a]	Spread Above Index[b]	Interest Rate	Acquisition Date[c]	Maturity	Principal	Amortized Cost	Fair Value[d]	% of Net Assets[e]
HS4 Acquisitionco, Inc. (Revolver)[g]	L+6.75%	7.75%	7/9/2019	7/9/2025	325	$ —	$ —	0.0%
Kaseya Inc.[f]	L+6.50%	6.50% Cash/ 1.00% PIK	5/3/2019	5/2/2025	2,930	2,896	2,945	0.8%
Kaseya Inc.[f]	L+6.50%	6.50% Cash/ 1.00% PIK	5/3/2019	5/2/2025	311	311	312	0.1%
Kaseya Inc.[f]	L+6.50%	6.50% Cash/ 1.00% PIK	3/4/2020	5/2/2025	277	277	278	0.1%
Kaseya Inc.[f]	L+6.50%	6.50% Cash/ 1.00% PIK	9/8/2021	5/2/2025	8,015	7,886	8,056	2.2%
Kaseya Inc. (Delayed Draw)[g][h]	L+6.50%	6.50% Cash/ 1.00% PIK	9/8/2021	5/2/2025	3,774	1,585	1,593	0.4%
Kaseya Inc. (Revolver)[g]	L+6.50%	7.50%	5/3/2019	5/2/2025	211	—	—	0.0%
Relativity ODA LLC[f]	L+7.50%	8.50% PIK	5/12/2021	5/12/2027	4,741	4,634	4,734	1.3%
Relativity ODA LLC (Revolver)[g]	L+7.50%	8.50% PIK	5/12/2021	5/12/2027	450	—	—	0.0%
Sundance Group Holdings, Inc.[f]	L+6.75%	7.75%	7/2/2021	7/2/2027	4,148	4,069	4,146	1.1%
Sundance Group Holdings, Inc. (Delayed Draw)[g][h]	L+6.75%	7.75%	7/2/2021	7/2/2027	1,244	—	—	0.0%
Sundance Group Holdings, Inc. (Revolver)[g]	L+6.75%	7.75%	7/2/2021	7/2/2027	498	149	149	0.0%
					94,814	76,805	77,686	21.0%
Services: Consumer								
Express Wash Acquisition Company, LLC[f]	L+6.50%	7.50%	12/28/2020	12/26/2025	3,587	3,534	3,587	1.0%
Express Wash Acquisition Company, LLC[f]	L+6.50%	7.50%	9/3/2021	12/26/2025	8,148	8,015	8,148	2.2%
Express Wash Acquisition Company, LLC	L+6.50%	7.50%	9/3/2021	12/26/2025	3,920	3,920	3,920	1.0%
Express Wash Acquisition Company, LLC (Delayed Draw)[g][h]	L+6.50%	7.50%	9/3/2021	12/26/2025	2,800	1,036	1,036	0.3%
Express Wash Acquisition Company, LLC (Delayed Draw)[g][h]	L+6.50%	7.50%	12/22/2021	12/26/2025	5,000	2,813	2,813	0.8%
Express Wash Acquisition Company, LLC (Revolver)[g]	L+6.50%	7.50%	12/28/2020	12/26/2025	840	448	448	0.1%
IDIG Parent, LLC[f]	L+6.00%	7.00%	12/15/2020	12/15/2026	4,327	4,253	4,338	1.2%
IDIG Parent, LLC[f]	L+6.00%	7.00%	12/15/2020	12/15/2026	720	720	721	0.2%
IDIG Parent, LLC (Revolver)[g]	L+6.00%	7.00%	12/15/2020	12/15/2026	336	—	—	0.0%
Light Wave Dental Management, LLC[f]	L+6.50%	7.50%	8/1/2019	1/2/2024	4,237	4,217	4,222	1.1%
Light Wave Dental Management, LLC[f]	L+6.50%	7.50%	5/3/2021	1/2/2024	2,546	2,546	2,537	0.7%
Light Wave Dental Management, LLC[f]	L+6.50%	7.50%	8/3/2021	1/2/2024	2,116	2,080	2,109	0.5%
Light Wave Dental Management, LLC (Delayed Draw)[g][h]	L+6.50%	7.50%	8/3/2021	1/2/2024	4,585	2,881	2,871	0.8%
Light Wave Dental Management, LLC (Revolver)[g]	L+6.50%	7.50%	5/3/2021	1/2/2024	320	—	—	0.0%
					43,482	36,463	36,750	9.9%
Telecommunications								
American Virtual Cloud Technologies, Inc.	L+11.00%	12.00%	12/2/2021	12/2/2022	5,400	5,274	5,265	1.4%
Calabrio, Inc.[f]	L+7.00%	8.00%	4/16/2021	4/16/2027	8,000	7,817	8,000	2.2%
Calabrio, Inc. (Revolver)[g]	L+7.00%	8.00%	4/16/2021	4/16/2027	963	—	—	0.0%
DataOnline Corp.[f]	L+6.25%	7.25%	11/13/2019	11/13/2025	6,370	6,274	6,257	1.7%
DataOnline Corp. (Revolver)	L+6.25%	7.25%	11/13/2019	11/13/2025	844	844	844	0.2%
Sandvine Corporation[f]	L+4.50%	4.60%	3/8/2021	10/31/2025	1,159	1,159	1,159	0.3%
VHT Acquisitions, LLC[f]	L+7.00%	8.00% PIK	12/21/2021	12/21/2026	18,000	17,642	17,640	4.8%
VHT Acquisitions, LLC (Delayed Draw)[g][h]	L+7.00%	8.00% PIK	12/21/2021	12/21/2026	1,440	—	—	0.0%
VHT Acquisitions, LLC (Revolver)[g]	L+7.00%	8.00% PIK	12/21/2021	12/21/2026	514	—	—	0.0%
					42,690	39,010	39,165	10.6%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[a]	Spread Above Index[b]	Interest Rate	Acquisition Date[c]	Maturity	Principal	Amortized Cost	Fair Value[d]	% of Net Assets[e]
Transportation: Cargo								
Complete Innovations Inc.[f][i][j][l]	C+6.75%	7.75%	12/16/2020	12/16/2025	8,704	$ 8,490	$ 8,878	2.4%
Complete Innovations Inc. (Delayed Draw)[g][h][i][j][l]	C+6.75%	7.75%	12/16/2020	12/16/2025	1,274	801	812	0.2%
RS Acquisition, LLC (Delayed Draw)[f][g][h]	L+5.75%	6.75%	12/13/2021	12/14/2026	11,000	4,839	4,956	1.4%
RS Acquisition, LLC (Delayed Draw)[g][h]	L+5.75%	6.75%	12/13/2021	12/14/2026	10,115	—	—	0.0%
RS Acquisition, LLC (Revolver)[g]	L+5.75%	6.75%	12/13/2021	12/14/2026	1,264	—	—	0.0%
					32,357	14,130	14,646	4.0%
Wholesale								
S&S Holdings LLC[f]	L+5.00%	5.50%	3/10/2021	3/10/2028	2,977	2,895	2,982	0.8%
					2,977	2,895	2,982	0.8%
Total Non-Controlled/Non-Affiliate Senior Secured Loans					758,518	629,561	636,016	172.2%
Unitranche Secured Loans[m]								
Aerospace & Defense								
Cassavant Holdings, LLC[f]	L+6.50%	7.50%	9/8/2021	9/8/2026	13,965	13,699	13,951	3.8%
					13,965	13,699	13,951	3.8%
Services: Business								
Onit, Inc.[f]	L+7.25%	8.25%	12/20/2021	5/2/2025	15,000	14,721	14,719	4.0%
					15,000	14,721	14,719	4.0%
Telecommunications								
VB E1, LLC (Delayed Draw)[f][g][h]	L+7.65%	8.15%	11/18/2020	11/18/2026	3,000	1,466	1,491	0.4%
					3,000	1,466	1,491	0.4%
Total Non-Controlled/Non-Affiliate Unitranche Secured Loans					31,965	29,886	30,161	8.2%
Junior Secured Loans								
Banking								
MoneyLion, Inc.[f][i]	n/a	12.00%	8/27/2021	5/1/2023	2,500	2,479	2,537	0.7%
					2,500	2,479	2,537	0.7%
FIRE: Real Estate								
Florida East Coast Industries, LLC[i]	n/a	16.00% PIK	8/9/2021	6/28/2024	3,344	3,260	3,365	0.9%
Witkoff/Monroe 700 JV LLC (Delayed Draw)[g][h][i]	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	7/2/2026	7,791	6,518	6,828	1.8%
					11,135	9,778	10,193	2.7%
Total Non-Controlled/Non-Affiliate Junior Secured Loans					13,635	12,257	12,730	3.4%
Equity Securities[n][o]								
Automotive								
Born To Run, LLC (692,841 Class A units)	—	—[p]	4/1/2021	—	—	693	754	0.2%
Lifted Trucks Holdings, LLC (158,730 Class A units)[q]	—	—[p]	8/2/2021	—	—	159	156	0.0%
						852	910	0.2%
Banking								
MV Receivables II, LLC (911 shares of common units)[i][q]	—	—[p]	7/29/2021	—	—	375	697	0.2%
MV Receivables II, LLC (warrant to purchase up to 1.0% of the equity)[i][q]	—	—[p]	7/28/2021	7/28/2031	—	453	1,258	0.3%
						828	1,955	0.5%

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[a]	Spread Above Index[b]	Interest Rate	Acquisition Date[c]	Maturity	Principal	Amortized Cost	Fair Value[d]	% of Net Assets[e]
Beverage, Food & Tobacco								
Huff Hispanic Food Holdings, LLC (171,429 Class A interests)	—	—[p]	10/18/2019	—	—	$ 171	$ 144	0.0%
						171	144	0.0%
Capital Equipment								
MCP Shaw Acquisitionco, LLC (95,125 Class A-2 units)[q]	—	—[p]	2/28/2020	—	—	95	118	0.0%
						95	118	0.0%
Consumer Goods: Durable								
Independence Buyer, Inc. (169 Class A units)	—	—[p]	8/3/2021	—	—	169	211	0.1%
						169	211	0.1%
Energy: Oil & Gas								
QuarterNorth Energy Inc. (fka Fieldwood Energy, LLC) (4,376 shares of common stock)[f]	—	—[p]	1/11/2020	—	—	901	414	0.1%
						901	414	0.1%
Environmental Industries								
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	—	—[p]	10/19/2020	3/19/2028	—	67	294	0.1%
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	—	—[p]	10/19/2021	3/19/2028	—	—	169	0.0%
Volt Bidco, Inc. (765 shares of common stock)	—	—[p]	8/11/2021	—	—	765	764	0.2%
						832	1,227	0.3%
FIRE: Finance								
J2 BWA Funding LLC (0.7% profit sharing)[i][q]	—	—[p]	12/24/2020	—	—	—	—	0.0%
						—	—	0.0%
FIRE: Real Estate								
InsideRE, LLC (267,963 Class A common units)[q]	—	—[p]	9/9/2019	—	—	160	333	0.1%
Witkoff/Monroe 700 JV LLC (2,992 preferred units)[i][q]	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	—	—	3	3	0.0%
						163	336	0.1%
Healthcare & Pharmaceuticals								
Ascent Midco, LLC (725,806 Class A units)[q]	n/a	8.00% PIK	2/5/2020	—	—	726	912	0.2%
Dorado Acquisition, Inc. (500,894 Class A-1 units)	—	—[p]	6/30/2021	—	—	501	501	0.1%
Dorado Acquisition, Inc. (500,894 Class A-2 units)	—	—[p]	6/30/2021	—	—	—	24	0.0%
NationsBenefits, LLC (2,722,222 Series A units)[q]	n/a	9.00% PIK	8/20/2021	—	—	2,254	2,186	0.6%
NationsBenefits, LLC (326,667 common units)[q]	—	—[p]	8/20/2021	—	—	468	206	0.1%
Seran BioScience, LLC (26,666 common units)[q]	—	—[p]	12/31/2020	—	—	267	571	0.2%
						4,216	4,400	1.2%
High Tech Industries								
MarkLogic Corporation (435,358 Class A units)	—	—[p]	10/20/2020	—	—	435	634	0.2%
Optomi, LLC (278 Class A units)[q]	—	—[p]	12/16/2021	—	—	278	278	0.1%
Optomi, LLC (41 Class A-1 units)[q]	n/a	8.00% PIK	12/16/2021	—	—	41	41	0.0%
Recorded Future, Inc. (40,243 Class A units)[r]	—	—[p]	7/3/2019	—	—	40	101	0.0%
						794	1,054	0.3%

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[(a)]	Spread Above Index[(b)]	Interest Rate	Acquisition Date[(c)]	Maturity	Principal	Amortized Cost	Fair Value[(d)]	% of Net Assets[(e)]
Hotels, Gaming & Leisure								
Equine Network, LLC (85 Class A units)[(q)]	—	—[(p)]	12/31/2020	—	—	$ 85	$ 87	0.0%
						85	87	0.0%
Media: Advertising, Printing & Publishing								
95 Percent Buyer, LLC (385,027 Class A units)[(q)]	n/a	8.00% PIK	11/24/2021	—	—	385	390	0.1%
New Engen, Inc. (417 preferred units)	n/a	8.00% PIK	12/27/2021	—	—	417	417	0.1%
New Engen, Inc. (5,067 Class B common units)	—	—[(p)]	12/27/2021	—	—	5	5	0.0%
Relevate Health Group, LLC (53 preferred units)	n/a	12.00% PIK	11/20/2020	—	—	53	53	0.0%
Relevate Health Group, LLC (53 Class B common units)	—	—[(p)]	11/20/2020	—	—	—	—	0.0%
Spherix Global Inc. (333 Class A units)	—	—[(p)]	12/22/2021	—	—	333	333	0.1%
XanEdu Publishing, Inc. (65,104 Class A units)	n/a	8.00% PIK	1/28/2020	—	—	65	140	0.1%
						1,258	1,338	0.4%
Media: Diversified & Production								
Chess.com, LLC (5 Class A units)[(q)]	—	—[(p)]	12/31/2021	—	—	189	189	0.1%
						189	189	0.1%
Services: Business								
Argano, LLC (52,533 common units)[(q)]	—	—[(p)]	6/10/2021	—	—	239	239	0.1%
ecMarket Inc. and Conexiom US Inc. (96,603 preferred shares)[(i)(j)]	—	—[(p)]	9/21/2021	—	—	723	699	0.1%
Skillsoft Corp. (fka Software Luxembourg Acquisition S.A.R.L) (26,168 Class A shares)[(f)(i)(u)]	—	—[(p)]	6/11/2021	—	—	508	239	0.1%
						1,470	1,177	0.3%
Services: Consumer								
Express Wash Acquisition Company, LLC (135,869 Class A units)[(q)]	n/a	8.00% PIK	12/28/2020	—	—	140	233	0.1%
IDIG Parent, LLC (192,908 shares of common stock)[(q)(s)]	—	—[(p)]	1/4/2021	—	—	195	336	0.1%
						335	569	0.2%
Telecommunications								
American Virtual Cloud Technologies, Inc. (warrant to purchase up to 4.9% of the equity)	—	—[(p)]	12/2/2021	—	—	—	—	0.0%
						—	—	0.0%
Total Non-Controlled/Non-Affiliate Equity Securities						**12,358**	**14,129**	**3.8%**
Total Non-Controlled/Non-Affiliate Company Investments						**$684,062**	**$693,036**	**187.6%**
Non-Controlled Affiliate Company Investments[(t)]								
Senior Secured Loans								
FIRE: Real Estate								
Second Avenue SFR Holdings II LLC (Revolver)[(g)(i)]	L+7.00%	7.50%	8/11/2021	8/9/2024	4,875	2,104	2,104	0.6%
					4,875	2,104	2,104	0.6%
Total Non-Controlled/Affiliate Senior Secured Loans					**4,875**	**2,104**	**2,104**	**0.6%**
Junior Secured Loans								
FIRE: Real Estate								
SFR Holdco, LLC[(i)]	n/a	8.00%	8/6/2021	7/28/2028	5,850	5,850	5,850	1.6%
					5,850	5,850	5,850	1.6%
Total Non-Controlled/Affiliate Junior Secured Loans					**5,850**	**5,850**	**5,850**	**1.6%**

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Portfolio Company[a]	Spread Above Index[b]	Interest Rate	Acquisition Date[c]	Maturity	Principal	Amortized Cost	Fair Value[d]	% of Net Assets[e]
Equity Securities[o][t]								
FIRE: Real Estate								
SFR Holdco, LLC (24.4% of interests)[i]	—	—[p]	8/6/2021	—	—	$ 3,900	$ 3,900	1.0%
						3,900	3,900	1.0%
Total Non-Controlled/Affiliate Equity Securities						3,900	3,900	1.0%
Total Non-Controlled/Affiliate Company Investments						$ 11,854	$ 11,854	3.2%
TOTAL INVESTMENTS						$695,916	$704,890	190.8%

Derivative Instruments

Foreign currency forward contracts

Description	Notional Amount to be Purchased		Notional Amount to be Sold	Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract . . .	$	56	CAD 72	Bannockburn Global Forex, LLC	1/18/2022	$ (1)
Foreign currency forward contract . . .	$	59	CAD 77	Bannockburn Global Forex, LLC	2/17/2022	(1)
Foreign currency forward contract . . .	$	52	CAD 67	Bannockburn Global Forex, LLC	3/17/2022	(1)
Foreign currency forward contract . . .	$	57	CAD 74	Bannockburn Global Forex, LLC	4/19/2022	(1)
Foreign currency forward contract . . .	$	57	CAD 75	Bannockburn Global Forex, LLC	5/18/2022	(1)
Foreign currency forward contract . . .	$	56	CAD 72	Bannockburn Global Forex, LLC	6/17/2022	(1)
Foreign currency forward contract . . .	$	56	CAD 72	Bannockburn Global Forex, LLC	7/19/2022	(1)
Foreign currency forward contract . . .	$	58	CAD 74	Bannockburn Global Forex, LLC	8/17/2022	(1)
Foreign currency forward contract . . .	$	58	CAD 74	Bannockburn Global Forex, LLC	9/19/2022	(1)
Foreign currency forward contract . . .	$	59	CAD 77	Bannockburn Global Forex, LLC	10/19/2022	(1)
Foreign currency forward contract . . .	$	54	CAD 70	Bannockburn Global Forex, LLC	11/17/2022	(1)
Foreign currency forward contract . . .	$ 9,352		CAD 12,078	Bannockburn Global Forex, LLC	12/19/2022	(206)
Foreign currency forward contract . . .	$	121	AUD 156	Bannockburn Global Forex, LLC	1/19/2022	8
Foreign currency forward contract . . .	$	105	AUD 136	Bannockburn Global Forex, LLC	2/16/2022	6
Foreign currency forward contract . . .	$	102	AUD 132	Bannockburn Global Forex, LLC	3/16/2022	6
Foreign currency forward contract . . .	$	113	AUD 146	Bannockburn Global Forex, LLC	4/19/2022	7
Foreign currency forward contract . . .	$	107	AUD 138	Bannockburn Global Forex, LLC	5/17/2022	7
Foreign currency forward contract . . .	$	119	AUD 153	Bannockburn Global Forex, LLC	6/17/2022	7
Foreign currency forward contract . . .	$	107	AUD 138	Bannockburn Global Forex, LLC	7/18/2022	6
Foreign currency forward contract . . .	$	108	AUD 140	Bannockburn Global Forex, LLC	8/16/2022	6
Foreign currency forward contract . . .	$	118	AUD 153	Bannockburn Global Forex, LLC	9/16/2022	7
Foreign currency forward contract . . .	$	117	AUD 152	Bannockburn Global Forex, LLC	10/19/2022	7
Foreign currency forward contract . . .	$	105	AUD 136	Bannockburn Global Forex, LLC	11/16/2022	6
Foreign currency forward contract . . .	$	109	AUD 142	Bannockburn Global Forex, LLC	12/16/2022	7
Foreign currency forward contract . . .	$	118	AUD 153	Bannockburn Global Forex, LLC	1/18/2023	7
Foreign currency forward contract . . .	$	108	AUD 140	Bannockburn Global Forex, LLC	2/16/2023	6
Foreign currency forward contract . . .	$	102	AUD 132	Bannockburn Global Forex, LLC	3/16/2023	6
Foreign currency forward contract . . .	$	123	AUD 160	Bannockburn Global Forex, LLC	4/20/2023	7
Foreign currency forward contract . . .	$	93	AUD 121	Bannockburn Global Forex, LLC	5/16/2023	5
Foreign currency forward contract . . .	$	121	AUD 156	Bannockburn Global Forex, LLC	6/19/2023	7

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract . . .	$ 106	AUD	138	Bannockburn Global Forex, LLC	7/18/2023	6
Foreign currency forward contract . . .	$ 113	AUD	146	Bannockburn Global Forex, LLC	8/16/2023	6
Foreign currency forward contract . . .	$ 113	AUD	146	Bannockburn Global Forex, LLC	9/18/2023	6
Foreign currency forward contract . . .	$ 114	AUD	148	Bannockburn Global Forex, LLC	10/18/2023	7
Foreign currency forward contract . . .	$ 107	AUD	140	Bannockburn Global Forex, LLC	11/16/2023	6
Foreign currency forward contract . . .	$ 109	AUD	142	Bannockburn Global Forex, LLC	12/18/2023	6
Foreign currency forward contract . . .	$ 115	AUD	150	Bannockburn Global Forex, LLC	1/17/2024	6
Foreign currency forward contract . . .	$ 110	AUD	143	Bannockburn Global Forex, LLC	2/16/2024	6
Foreign currency forward contract . . .	$11,827	AUD	15,410	Bannockburn Global Forex, LLC	3/18/2024	635
						$ 585

(a) All of the Company's investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended, (the "1940 Act"), unless otherwise noted. All of the Company's investments are issued by U.S. portfolio companies unless otherwise noted.

(b) The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate ("LIBOR" or "L"), Secured Overnight Financing Rate ("SOFR" or "SF"), Sterling Overnight Index Average ("SONIA" or "SN"), Canadian dollar Offered rate ("CDOR" or "C"), or Prime ("P"), which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR, SOFR, SONIA, CDOR, or Prime, as applicable, and the current contractual interest rate in effect at December 31, 2021. Certain investments are subject to an interest rate floor, or rate cap. Certain investments contain a payment-in-kind ("PIK") provision.

(c) Except as otherwise noted, all of the Company's portfolio company investments, which as of December 31, 2021 represented 190.8% of the Company's net assets or 97.3% of the Company's total assets, are subject to legal restrictions on sales.

(d) Except as otherwise noted, because there is no readily available market value for these investments, the fair value of each of these investments is determined in good faith using significant unobservable inputs by the Company's board of directors as required by the 1940 Act. See Note 4 in the accompanying notes to the consolidated financial statements.

(e) Percentages are based on net assets of $369,448 as of December 31, 2021.

(f) This security was held in MC Income Plus Financing SPV LLC (the "SPV") as collateral for the Company's secured revolving credit facility (the "Credit Facility") with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).

(g) All or a portion of this commitment was unfunded at December 31, 2021. As such, interest is earned only on the funded portion of this commitment.

(h) This delayed draw loan requires that certain financial covenants be met by the portfolio company prior to any fundings by the Company.

(i) This investment is treated as a non-qualifying investment under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2021, non-qualifying assets totaled 11.2% of the Company's total assets.

(j) This is an international company.

See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2021
(in thousands, except for shares and units)

(k) This loan is denominated in Australian dollars and is translated into U.S. dollars as of the valuation date.

(l) This loan is denominated in Canadian dollars and is translated into U.S. dollars as of the valuation date.

(m) The Company structures its unitranche secured loans as senior secured loans. The Company obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, the Company syndicates a "first out" portion of the loan to an investor and retains a "last out" portion of the loan, in which case the "first out" portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and the Company's unitranche secured loans will expose the Company to the risks associated with second lien and subordinated loans and may limit the Company's recourse or ability to recover collateral upon a portfolio company's bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases the Company, together with its affiliates, is the sole or majority lender of these unitranche secured loans, which can afford the Company additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

(n) Represents less than 5% ownership of the portfolio company's voting securities.

(o) Ownership of certain equity investments may occur through a holding company or partnership.

(p) Represents a non-income producing security.

(q) Investment is held by a taxable subsidiary of the Company. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company's wholly-owned taxable subsidiaries.

(r) As of December 31, 2021, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $8.

(s) As of December 31, 2021, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $34.

(t) As defined in the 1940 Act, the Company is deemed to be an "Affiliated Person" of the portfolio company as it owns 5% or more of the portfolio company's voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was an Affiliated Person (but not a portfolio company that the Company is deemed to control).

(u) The fair value of this investment was valued using Level 1 inputs. See Note 4 in the accompanying notes to the consolidated financial statements.

n/a — not applicable

(in thousands, except share and per share data)

Note 1. Organization and Principal Business

Monroe Capital Income Plus Corporation (together with its subsidiaries, the "Company") is a Maryland corporation that was formed to act as an externally managed, closed-end, non-diversified investment company. The Company is a specialty finance company organized to maximize the total return to the Company's stockholders in the form of current income and capital appreciation through a variety of investments. The Company is managed by Monroe Capital BDC Advisors, LLC ("MC Advisors"). The Company has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). In addition, for U.S. federal income tax purposes, the Company elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). The Company currently qualifies and intends to qualify annually to be treated as a RIC for U.S. federal income tax purposes.

The Company may conduct private offerings, subject to approval by the Company's board of directors (the "Board"). The Company is conducting its second best efforts, continuous private offering of its common stock to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). At each closing, an investor purchases shares of the Company's common stock pursuant to a subscription agreement entered into with the Company. See Note 11 for additional information on the Company's share activity.

On March 12, 2019, the Company created a wholly-owned subsidiary, MC Income Plus Financing SPV LLC (the "SPV"), for purposes of entering into a senior secured revolving credit facility (the "Credit Facility") with KeyBank National Association. See Note 7 for additional information on the Credit Facility.

On April 7, 2022, the Company created a wholly-owned subsidiary, Monroe Capital Income Plus ABS Funding, LLC (the "2022 Issuer"), for purposes of completing an asset-backed securitization (the "2022 ABS") and issuing secured notes through a private placement. See Note 7 for additional information on the 2022 ABS.

On December 20, 2022, the Company created a wholly-owned subsidiary, MC Income Plus Financing SPV II LLC (the "SPV II"), for purposes of entering into a senior secured term credit facility (the "Term Loan") with KeyBank National Association. See Note 7 for additional information on the Term Loan.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Articles 6 and 10 of Regulation S-X. The Company has determined it meets the definition of an investment company and follows the accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 946 — *Financial Services — Investment Companies* ("ASC Topic 946"). Certain prior period amounts have been reclassified to conform to the current period presentation.

As an emerging growth company, the Company intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and

Note 2. Summary of Significant Accounting Policies – (continued)

the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

As permitted under ASC Topic 946, the Company will generally not consolidate its investment in a portfolio company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of its wholly-owned subsidiaries, including the SPV, SPV II, the 2022 Issuer and the Company's wholly-owned taxable subsidiaries (the "Taxable Subsidiaries") in its consolidated financial statements. The purpose of the Taxable Subsidiaries is to permit the Company to hold equity investments in portfolio companies that are taxed as partnerships for U.S. federal income tax purposes while complying with the "source of income" requirements contained in the RIC tax provisions of the Code. The Taxable Subsidiaries are not consolidated with the Company for U.S. federal corporate income tax purposes, and each Taxable Subsidiary is subject to U.S. federal corporate income tax on its taxable income. All intercompany balances and transactions have been eliminated.

Fair Value of Financial Instruments

The Company applies fair value to substantially all of its financial instruments in accordance with ASC Topic 820 — *Fair Value Measurements and Disclosures* ("ASC Topic 820"). ASC Topic 820 defines fair value, establishes a framework used to measure fair value, and requires disclosures for fair value measurements, including the categorization of financial instruments into a three-level hierarchy based on the transparency of valuation inputs. See Note 4 for further discussion regarding the fair value measurements and hierarchy.

ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. The Company believes that the carrying amounts of its other financial instruments such as cash, receivables and payables approximate the fair value of such items due to the short maturity of such instruments.

Revenue Recognition

The Company's revenue recognition policies are as follows:

Investments and related investment income: Interest and dividend income is recorded on the accrual basis to the extent that the Company expects to collect such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. The Company records fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recognized as fee income in the period the service is completed.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from limited liability company ("LLC") and limited partnership ("LP") investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments in LLCs and LPs as dividend

(in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies – (continued)

income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the applicable distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. For the years ended December 31, 2022, 2021 and 2020, the Company received return of capital distributions from its equity investments of $506, $551 and zero.

The Company has certain investments in its portfolio that contain a payment-in-kind ("PIK") provision, which represents contractual interest or dividends that are added to the principal balance and recorded as income. The Company stops accruing PIK interest or PIK dividends when it is determined that PIK interest or PIK dividends are no longer collectible. To maintain RIC tax treatment, and to avoid incurring corporate U.S. federal income tax, substantially all income accrued from PIK provisions must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash.

Loan origination fees, original issue discount and market discount or premiums are capitalized, and the Company then amortizes such amounts using the effective interest method as interest income over the life of the investment. Unamortized discounts and loan origination fees totaled $29,392 and $10,292 as of December 31, 2022 and 2021, respectively. Upfront loan origination and closing fees received for the years ended December 31, 2022, 2021 and 2020 totaled $29,143, $12,179 and $2,965, respectively. Upon the prepayment of a loan or debt security, any unamortized premium or discount or loan origination fees are recorded as interest income.

The components of the Company's investment income were as follows:

	For the years ended December 31,		
	2022	2021	2020
Interest income	$78,960	$27,327	$11,643
PIK interest income	5,920	1,298	295
Dividend income[(1)]	501	239	60
Fee income	2,182	1,107	187
Prepayment gain (loss)	1,496	1,166	279
Accretion of discounts and amortization of premium	2,616	996	612
Total investment income	$91,675	$32,133	$13,076

(1) During the years ended December 31, 2022, 2021 and 2020, dividend income includes PIK dividends of $358, $176 and $59, respectively.

Investment transactions are recorded on a trade-date basis. Realized gains or losses on portfolio investments are calculated based upon the difference between the net proceeds from the disposition and the amortized cost basis of the investment, without regard to unrealized gains or losses previously recognized. Realized gains and losses are recorded within net realized gain (loss) on investments on the consolidated statements of operations. Changes in the fair value of investments from the prior period, as determined through the application of the Company's valuation policy, are included within net change in unrealized gain (loss) on investments on the consolidated statements of operations.

Non-accrual: Loans or preferred equity securities are placed on non-accrual status when principal, interest or dividend payments become materially past due, or when there is reasonable doubt that principal, interest or dividends will be collected. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment. Non-accrual loans are restored to accrual status when past due principal, interest,

(in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies – (continued)

or dividends are paid, or are expected to be paid, and, in management's judgment are likely to remain current. As of both December 31, 2022 and 2021, there were no borrowers with a loan or preferred equity securities on non-accrual status.

Distributions

Distributions to common stockholders are recorded on the applicable record date. The amount, if any, to be distributed to common stockholders is determined by the Board at least quarterly and is generally based upon the Company's earnings as estimated by management. Net realized capital gains, if any, are generally distributed at least annually.

The determination of the tax attributes for the Company's distributions is made annually, based upon its taxable income for the full year and distributions paid for the full year. Ordinary dividend distributions from a RIC do not qualify for the preferential tax rate on qualified dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations. The tax attributes for distributions will generally include both ordinary income and capital gains, but may also include qualified dividends or return of capital.

The Company has adopted a dividend reinvestment plan ("DRIP") that provides for the reinvestment of dividends and other distributions on behalf of its stockholders that elect to participate in such plan. When the Company declares a dividend or distribution, the Company's stockholders' cash distributions will only be reinvested in additional shares of the Company's common stock if a stockholder specifically "opts in" to the DRIP at least ten (10) days prior to the record date fixed by the Board. Shares issued under the DRIP will be issued at a price per share equal to the net asset value ("NAV") per share as of the last day of the Company's fiscal quarter immediately preceding the date that the distribution was declared. See Note 10 for additional information on the Company's distributions.

Segments

In accordance with ASC Topic 280 — *Segment Reporting*, the Company has determined that it has a single reporting segment and operating unit structure.

Cash

The Company deposits its cash in a financial institution and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limit. The Company's deposits are held in high-quality financial institutions and management believes that risk of loss with any uninsured balance is remote.

Restricted Cash

Restricted cash includes amounts held within the SPV, SPV II and 2022 Issuer. Cash held within the SPV, SPV II and 2022 Issuer is generally restricted to use for the originations of new investments, the repayment of outstanding debt and the related payment of interest expense and the quarterly release of earnings to the Company. As of December 31, 2022, restricted cash included $26,753 held within the SPV, $368 held within the SPV II and $19,367 held within the 2022 Issuer. As of December 31, 2021, restricted cash represented the cash held within the SPV.

Unamortized Deferred Financing Costs

Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company's borrowings. As of December 31, 2022 and 2021, the Company had unamortized deferred

(in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies – (continued)

financing costs of $11,914 and $3,615, respectively, presented as a direct reduction of the carrying amount of debt on the consolidated statements of assets and liabilities. These amounts are amortized and included in interest and other debt financing expenses on the consolidated statements of operations over the estimated average life of the borrowings. Amortization of deferred financing costs for the years ended December 31, 2022, 2021 and 2020 was $2,263, $907 and $293, respectively.

Investments Denominated in Foreign Currency

At each balance sheet date, portfolio company investments denominated in foreign currencies are translated into U.S. dollars using the spot exchange rate on the last business day of the period. Purchases and sales of foreign portfolio company investments, and any income from such investments, are translated into U.S. dollars using the rates of exchange prevailing on the respective dates of such transactions.

Although the fair values of foreign portfolio company investments and the fluctuation in such fair values are translated into U.S. dollars using the applicable foreign exchange rates described above, the Company does not isolate the portion of the change in fair value resulting from foreign currency exchange rates fluctuations from the change in fair value of the underlying investment. All fluctuations in fair value are included in net change in unrealized gain (loss) on investments on the Company's consolidated statements of operations.

Investments denominated in foreign currencies and foreign currency transactions may involve certain consideration and risks not typically associated with those of domestic origin, including unanticipated movements in the value of the foreign currency relative to the U.S. dollar.

Derivative Instruments

The Company has entered and may continue to enter into foreign currency forward contracts to reduce the Company's exposure to foreign currency exchange rate fluctuations. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate at the current period end. Unrealized gain (loss) on foreign currency forward contracts are recorded on the Company's consolidated statements of assets and liabilities by counterparty on a net basis.

The Company does not utilize hedge accounting and as such values its foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in net change in unrealized gain (loss) on foreign currency forward contracts and the realized gain or loss recorded in net realized gain (loss) on foreign currency forward contracts on the Company's consolidated statements of operations.

Income Taxes

The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner as to qualify for the tax treatment available to RICs. As long as the Company maintains its status as a RIC, it generally will not be subject to U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders. Rather, any tax liability related to income earned by the Company represents an obligation of the Company's stockholders and will not be reflected in the consolidated financial statements of the Company.

To qualify as a RIC under Subchapter M of the Code, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its stockholders, for each taxable year, at least 90% of its "investment company taxable income" for that year, which is generally its ordinary income plus the excess of its realized

(in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies – (continued)

net short-term capital gains over its realized net long-term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay U.S. federal income tax and a 4% nondeductible U.S. federal excise tax on this income. For the years December 31, 2022, 2021 and 2020, the Company recorded a net expense (benefit) on the consolidated statements of operations of $126, ($1) and $72, respectively, for U.S. federal excise tax. As of December 31, 2022 and 2021, the Company recorded an accrual for U.S. federal excise taxes of $125 and $66, respectively, which were included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.

The Company's consolidated Taxable Subsidiaries may be subject to U.S. federal and state corporate-level income taxes. For the years ended December 31, 2022, 2021 and 2020, the Company recorded a net tax expense on the consolidated statements of operations of $43 thousand, zero and zero, respectively, for these subsidiaries.

The Company accounts for income taxes in conformity with ASC Topic 740 — *Income Taxes* ("ASC Topic 740"). ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. The Company did not take any material uncertain income tax positions through December 31, 2022. The 2019 through 2022 tax years remain subject to examination by U.S. federal and state tax authorities.

Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the consolidated financial statements were issued. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2022, except as disclosed in Note 14.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform* ("ASU 2020-04"). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective as of March 12, 2020 through December 31, 2024. The Company did not utilize the optional expedients and exceptions provided by ASU 2020-04 during the year ended December 31, 2022.

(in thousands, except share and per share data)

Note 3. Investments

The following tables show the composition of the Company's investment portfolio, at amortized cost and fair value (with corresponding percentage of total portfolio investments):

	December 31, 2022		December 31, 2021	
Amortized Cost:				
Senior secured loans	$1,251,960	85.4%	$631,665	90.8%
Unitranche secured loans	128,313	8.8	29,886	4.3
Junior secured loans	43,973	3.0	18,107	2.6
Equity securities	41,106	2.8	16,258	2.3
Total	$1,465,352	100.0%	$695,916	100.0%

	December 31, 2022		December 31, 2021	
Fair Value:				
Senior secured loans	$1,250,788	85.1%	$638,120	90.5%
Unitranche secured loans	127,378	8.7	30,161	4.3
Junior secured loans	44,469	3.0	18,580	2.6
Equity securities	46,361	3.2	18,029	2.6
Total	$1,468,996	100.0%	$704,890	100.0%

The following tables show the composition of the Company's investment portfolio by geographic region, at amortized cost and fair value (with corresponding percentage of total portfolio investments). The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company's business:

	December 31, 2022		December 31, 2021	
Amortized Cost:				
International	$ 62,244	4.3%	$ 39,008	5.6%
Midwest	312,637	21.3	156,339	22.5
Northeast	245,445	16.7	127,013	18.3
Northwest	66,839	4.6	17,779	2.5
Southeast	353,079	24.1	158,459	22.8
Southwest	183,722	12.5	83,087	11.9
West	241,386	16.5	114,231	16.4
Total	$1,465,352	100.0%	$695,916	100.0%

(in thousands, except share and per share data)

Note 3. Investments – (continued)

	December 31, 2022		December 31, 2021	
Fair Value:				
International	$ 59,706	4.1%	$ 38,859	5.5%
Midwest	313,240	21.3	157,661	22.4
Northeast	244,305	16.6	128,371	18.2
Northwest	67,226	4.6	17,638	2.5
Southeast	360,465	24.5	161,532	22.9
Southwest	181,981	12.4	83,786	11.9
West	242,073	16.5	117,043	16.6
Total	$1,468,996	100.0%	$704,890	100.0%

The following tables show the composition of the Company's investment portfolio by industry, at amortized cost and fair value (with corresponding percentage of total portfolio investments):

	December 31, 2022		December 31, 2021	
Amortized Cost:				
Aerospace & Defense	$ 21,418	1.5%	$ 22,081	3.2%
Automotive	39,131	2.7	25,268	3.6
Banking	35,534	2.4	7,963	1.1
Beverage, Food & Tobacco	16,807	1.1	19,001	2.7
Capital Equipment	55,062	3.7	10,125	1.5
Construction & Building	34,932	2.4	19,067	2.8
Consumer Goods: Durable	42,278	2.9	18,040	2.6
Consumer Goods: Non-Durable	32,697	2.2	24,403	3.5
Containers, Packaging & Glass	11,674	0.8	2,024	0.3
Energy: Oil & Gas	3,970	0.3	4,075	0.6
Environmental Industries	30,612	2.1	12,623	1.8
FIRE: Finance	67,608	4.6	28,048	4.0
FIRE: Insurance	9,709	0.7	—	—
FIRE: Real Estate	69,695	4.7	42,104	6.1
Healthcare & Pharmaceuticals	209,460	14.3	78,126	11.2
High Tech Industries	180,078	12.3	79,896	11.5
Hotels, Gaming & Leisure	2,316	0.1	2,283	0.3
Media: Advertising, Printing & Publishing	128,704	8.8	77,494	11.1
Media: Broadcasting & Subscription	2,059	0.1	1,856	0.3
Media: Diversified & Production	46,881	3.2	34,144	4.9
Services: Business	184,567	12.6	92,996	13.4
Services: Consumer	77,065	5.3	36,798	5.3
Telecommunications	36,508	2.5	40,476	5.8
Transportation: Cargo	97,803	6.7	14,130	2.0
Wholesale	28,784	2.0	2,895	0.4
Total	$1,465,352	100.0%	$695,916	100.0%

(in thousands, except share and per share data)

Note 3. Investments – (continued)

	December 31, 2022		December 31, 2021	
Fair Value:				
Aerospace & Defense	$ 21,049	1.4%	$ 22,358	3.2%
Automotive	38,843	2.7	25,864	3.7
Banking	37,979	2.6	9,606	1.4
Beverage, Food & Tobacco	16,439	1.1	19,032	2.7
Capital Equipment	56,074	3.8	10,270	1.4
Construction & Building	34,877	2.4	19,202	2.7
Consumer Goods: Durable	40,357	2.7	18,420	2.6
Consumer Goods: Non-Durable	32,843	2.2	24,777	3.5
Containers, Packaging & Glass	11,675	0.8	2,029	0.3
Energy: Oil & Gas	3,597	0.2	3,591	0.5
Environmental Industries	31,457	2.1	13,271	1.9
FIRE: Finance	66,639	4.5	27,505	3.9
FIRE: Insurance	9,641	0.7	—	—
FIRE: Real Estate	71,154	4.8	43,066	6.1
Healthcare & Pharmaceuticals	210,831	14.4	78,589	11.1
High Tech Industries	180,823	12.3	81,220	11.5
Hotels, Gaming & Leisure	2,331	0.2	2,318	0.3
Media: Advertising, Printing & Publishing	129,362	8.8	78,300	11.1
Media: Broadcasting & Subscription	2,019	0.1	1,859	0.3
Media: Diversified & Production	46,348	3.2	34,428	4.9
Services: Business	184,535	12.6	93,582	13.3
Services: Consumer	77,998	5.3	37,319	5.3
Telecommunications	36,415	2.5	40,656	5.8
Transportation: Cargo	97,153	6.6	14,646	2.1
Wholesale	28,557	2.0	2,982	0.4
Total	$1,468,996	100.0%	$704,890	100.0%

Note 4. Fair Value Measurements

Investments

The Company values all investments in accordance with ASC Topic 820. ASC Topic 820 requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets' or liabilities' complexity.

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability

Note 4.   Fair Value Measurements – (continued)

is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the observability of the inputs used to determine fair values. Investments carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 — Valuations based on inputs other than quoted prices in active markets, including quoted prices for similar assets or liabilities, which are either directly or indirectly observable.

- Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement. This includes situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset's or liability's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

For periods prior to September 30, 2022, the Board determined the fair value of the Company's investments. Pursuant to the new SEC Rule 2a-5 of the 1940 Act, on September 30, 2022 the Board designated MC Advisors as the Company's valuation designee (the "Valuation Designee"). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of the Company's investments, based on input of Valuation Designee's management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.

With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:

- the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;

- the Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. The Valuation Designee will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;

- to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;

Note 4.   Fair Value Measurements – (continued)

- preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;

- the valuation conclusions are approved by the valuation committee of the Valuation Designee; and

- a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.

The accompanying consolidated schedules of investments held by the Company consist primarily of private debt instruments ("Level 3 debt"). The Company generally uses the income approach to determine fair value for Level 3 debt where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Company may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may include probability weighting of alternative outcomes. The Company generally considers its Level 3 debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner; the loan is in covenant compliance or is otherwise not deemed to be impaired. In determining the fair value of the performing Level 3 debt, the Company considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a Level 3 debt instrument is not performing, as defined above, the Company will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the Level 3 debt instrument.

Under the income approach, discounted cash flow models are utilized to determine the present value of the future cash flow streams of its debt investments, based on future interest and principal payments as set forth in the associated loan agreements. In determining fair value under the income approach, the Company also considers the following factors: applicable market yields and leverage levels, credit quality, prepayment penalties, the nature and realizable value of any collateral, the portfolio company's ability to make payments, and changes in the interest rate environment and the credit markets that generally may affect the price at which similar investments may be made.

Under the market approach, the enterprise value methodology is typically utilized to determine the fair value of an investment. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is generally best expressed as a range of values, from which the Company derives a single estimate of enterprise value. In estimating the enterprise value of a portfolio company, the Company analyzes various factors consistent with industry practice, including but not limited to original transaction multiples, the portfolio company's historical and projected financial results, applicable market trading and transaction comparables, applicable market yields and leverage levels, the nature and realizable value of any collateral, the markets in which the portfolio company does business, and comparisons of financial ratios of peer companies that are public. Typically, the enterprise values of private companies are based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA"), cash flows, net income, revenues, or in limited cases, book value.

In addition, for certain debt investments, the Company may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept. The Company generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.

As of December 31, 2022 the Valuation Designee determined, in good faith, the fair value of the Company's portfolio investments in accordance with GAAP and the Company's valuation procedures based on the facts and circumstances known by the Company at that time, or reasonably expected to be known at that time.

(in thousands, except share and per share data)

Note 4. Fair Value Measurements – (continued)

Foreign Currency Forward Contracts

The valuation for the Company's foreign currency forward contracts is based on the difference between the exchange rate associated with the forward contract and the exchange rate at the current period end. Foreign currency forward contracts are categorized as Level 2 in the fair value hierarchy.

Fair Value Disclosures

The following tables present fair value measurements of investments and foreign currency forward contracts, by major class according to the fair value hierarchy:

	Fair Value Measurements			
December 31, 2022	**Level 1**	**Level 2**	**Level 3**	**Total**
Senior secured loans	$—	$ —	$1,250,788	$1,250,788
Unitranche secured loans	—	—	127,378	127,378
Junior secured loans	—	—	44,469	44,469
Equity securities	34	—	46,327	46,361
Total investments	$34	$ —	$1,468,962	$1,468,996
Foreign currency forward contracts asset (liability)	$—	$1,296	$ —	$ 1,296

	Fair Value Measurements			
December 31, 2021	**Level 1**	**Level 2**	**Level 3**	**Total**
Senior secured loans	$ —	$ —	$638,120	$638,120
Unitranche secured loans	—	—	30,161	30,161
Junior secured loans	—	—	18,580	18,580
Equity securities	239	—	17,790	18,029
Total investments	$239	$ —	$704,651	$704,890
Foreign currency forward contracts asset (liability)	$ —	$585	$ —	$ 585

Senior secured loans, unitranche secured loans and junior secured loans are collateralized by tangible and intangible assets of the borrowers. These investments include loans to entities that have some level of challenge in obtaining financing from other, more conventional institutions, such as a bank. Interest rates on these loans are either fixed or floating and are based on current market conditions and credit ratings of the borrower. Excluding loans on non-accrual, the contractual interest rates on the loans ranged from 7.14% to 19.50% at December 31, 2022 and 4.35% to 16.00% at December 31, 2021. The maturity dates on the loans outstanding at December 31, 2022 range between May 2023 and November 2029.

(in thousands, except share and per share data)

Note 4. Fair Value Measurements – (continued)

The following tables provide a reconciliation of the beginning and ending balances for investments at fair value that use Level 3 inputs for the years ended December 31, 2022 and 2021:

	Investments				
	Senior secured loans	Unitranche secured loans	Junior secured loans	Equity securities	Total Level 3 investments
Balance as of December 31, 2021	$ 638,120	$ 30,161	$18,580	$17,790	$ 704,651
Net realized gain (loss) on investments	(17)	—	—	—	(17)
Net change in unrealized gain (loss) on investments	(7,553)	(1,285)	24	3,689	(5,125)
Purchases of investments and other adjustments to cost[(1)]	784,315	74,558	25,865	25,355	910,093
Proceeds from principal payments and sales of investments[(2)]	(138,782)	(1,351)	—	(507)	(140,640)
Reclassifications[(3)]	(25,295)	25,295	—	—	—
Transfers in (out) of Level 3[(4)]	—	—	—	—	—
Balance as of December 31, 2022	$1,250,788	$127,378	$44,469	$46,327	$1,468,962

	Investments				
	Senior secured loans	Unitranche secured loans	Junior secured loans	Equity securities	Total Level 3 investments
Balance as of December 31, 2020	$176,584	$ 5,677	$ 4,334	$ 3,541	$190,136
Net realized gain (loss) on investments	141	—	—	347	488
Net change in unrealized gain (loss) on investments	6,560	215	185	2,022	8,982
Purchases of investments and other adjustments to cost[(1)]	535,156	28,550	18,124	12,606	594,436
Proceeds from principal payments and sales of investments[(2)]	(79,781)	(4,281)	(4,085)	(1,005)	(89,152)
Reclassifications[(3)]	(540)	—	22	518	—
Transfers in (out) of Level 3[(4)]	—	—	—	(239)	(239)
Balance as of December 31, 2021	$638,120	$30,161	$18,580	$17,790	$704,651

(1) Includes purchases of new investments, effects of refinancing and restructurings, premium and discount accretion and amortization and PIK interest.

(2) Represents net proceeds from investments sold and principal paydowns received.

(3) Represents non-cash reclassification of investment type due to a restructuring.

(4) Represents non-cash transfers between fair value categories.

The total net change in unrealized gain (loss) on investments included on the consolidated statements of operations for the year ended December 31, 2022, attributable to Level 3 investments still held at December 31, 2022, was ($4,101). The total net change in unrealized gain (loss) on investments included on the consolidated statements of operations for the year ended December 31, 2021, attributable to Level 3 investments still held at December 31, 2021, was $9,099. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or out of Level 3 as of the beginning of the period in which the

(in thousands, except share and per share data)

Note 4. Fair Value Measurements – (continued)

reclassifications occur. During the year ended December 31, 2022 no investments transferred between Levels. During the year ended December 31, 2021 one investment transferred from Level 3 to Level 1 as a result of being publicly traded.

Significant Unobservable Inputs

ASC Topic 820 requires disclosure of quantitative information about the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy. Disclosure of this information is not required in circumstances where a valuation (unadjusted) is obtained from a third-party pricing service and the information regarding the unobservable inputs is not reasonably available to the Company and as such, the disclosures provided below exclude those investments valued in that manner. The tables below are not intended to be all-inclusive, but rather to provide information on significant unobservable inputs and valuation techniques used by the Company.

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets and liabilities as of December 31, 2022 were as follows:

	Fair Value	Valuation Technique	Unobservable Input	Weighted Average Mean	Range	
					Minimum	Maximum
Assets:						
Senior secured loans	$ 790,762	Discounted cash flow	EBITDA multiples	10.7x	3.8x	18.6x
			Market yields	10.9%	8.7%	22.3%
Senior secured loans	354,158	Discounted cash flow	Revenue multiples	7.3x	1.4x	20.0x
			Market yields	11.5%	10.0%	21.6%
Unitranche secured loans	95,341	Discounted cash flow	EBITDA multiples	9.9x	8.5x	15.5x
			Market yields	12.1%	9.2%	13.8%
Unitranche secured loans	32,037	Discounted cash flow	Revenue multiples	9.3x	5.8x	12.5x
			Market yields	11.8%	11.6%	12.1%
Junior secured loans	44,469	Discounted cash flow	Market yields	13.7%	12.3%	20.4%
Equity securities	31,060	Enterprise value	EBITDA multiples	10.9x	3.8x	17.9x
Equity securities	13,400	Enterprise value	Revenue multiples	5.1x	1.9x	12.3x
Equity securities	1,261	Option pricing model	Volatility	75.1%	49.4%	126.4%
Total Level 3 Assets	$1,362,488(1)					

(1) Excludes investments of $106,474 at fair value where valuation (unadjusted) is obtained from a third-party pricing service for which such disclosure is not required.

(in thousands, except share and per share data)

Note 4. Fair Value Measurements – (continued)

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets and liabilities as of December 31, 2021 were as follows:

	Fair Value	Valuation Technique	Unobservable Input	Weighted Average Mean	Range	
					Minimum	Maximum
Assets:						
Senior secured loans	$380,090	Discounted cash flow	EBITDA multiples	10.5x	6.3x	20.0x
			Market yields	7.6%	6.1%	10.7%
Senior secured loans	203,681	Discounted cash flow	Revenue multiples	9.6x	0.5x	26.5x
			Market yields	8.3%	6.6%	13.1%
Senior secured loans	38,102	Discounted cash flow	Market yields	10.2%	7.5%	15.3%
Senior secured loans	84	Enterprise value	EBITDA multiples	5.0x	5.0x	5.0x
Unitranche secured loans	14,719	Discounted cash flow	Revenue multiples	14.0x	14.0x	14.0x
			Market yields	8.3%	8.3%	8.3%
Unitranche secured loans	13,951	Discounted cash flow	EBITDA multiples	8.5x	8.5x	8.5x
			Market yields	8.3%	8.3%	8.3%
Unitranche secured loans	1,491	Discounted cash flow	Market yields	8.9%	8.9%	8.9%
Junior secured loans	16,043	Discounted cash flow	Market yields	16.9%	8.0%	25.1%
Junior secured loans	2,537	Discounted cash flow	Revenue multiples	15.0x	15.0x	15.0x
			Market yields	2.0%	2.0%	2.0%
Equity securities	11,208	Enterprise value	EBITDA multiples	6.8x	6.3x	18.5x
Equity securities	2,186	Discounted cash flow	EBITDA multiples	13.3x	13.3x	13.3x
			Market yields	12.3%	12.3%	12.3%
Equity securities	3,519	Enterprise value	Revenue multiples	14.8x	9.7x	26.5x
Equity securities	463	Option pricing model	Volatility	42.5%	42.5%	42.5%
Total Level 3 Assets	$688,074[(1)]					

(1) Excludes investments of $16,577 at fair value where valuation (unadjusted) is obtained from a third-party pricing service for which such disclosure is not required.

The significant unobservable input used in the income approach of fair value measurement of the Company's investments is the discount rate used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. Increases (decreases) in the discount rate would result in a decrease (increase) in the fair value estimate of the investment. Included in the consideration and selection of discount rates are the following factors: risk of default, rating of the investment and comparable investments, and call provisions.

The significant unobservable inputs used in the market approach of fair value measurement of the Company's investments are the market multiples of EBITDA or revenue of the comparable guideline public companies. The Company selects a population of public companies for each investment with similar operations and attributes of the portfolio company. Using these guideline public companies' data, a range of multiples of enterprise value to EBITDA or revenue is calculated. The Company selects percentages from the range of multiples for purposes of determining the portfolio company's estimated enterprise value based on said multiple and generally the latest twelve months EBITDA or revenue of the portfolio company (or other meaningful measure). Increases (decreases) in the multiple will result in an increase (decrease) in enterprise value, resulting in an increase (decrease) in the fair value estimate of the investment.

(in thousands, except share and per share data)

Note 4. Fair Value Measurements – (continued)

Other Financial Assets and Liabilities

ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. The Company believes that the carrying amounts of its other financial instruments such as cash, receivables and payables approximate the fair value of such items due to the short maturity of such instruments. Fair value of the Company's Credit Facility, Term Loan and 2022 ABS is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if applicable. As of both December 31, 2022 and 2021, the Company believes that the carrying value of its Credit Facility approximates fair value. As of December 31, 2022, the Company believes that the carrying value of its Term Loan approximates fair value. As of December 31, 2022, the estimated fair value of the Company's 2022 ABS Class A and Class B notes was $300,028.

Note 5. Transactions with Affiliated Companies

An affiliated company is a company in which the Company has an ownership interest of 5% or more of its voting securities. A controlled affiliate company is a company in which the Company has an ownership interest of more than 25% of its voting securities. Please see the Company's consolidated schedule of investments for the type of investment, principal amount, interest rate including the spread, and the maturity date. Transactions related to the Company's investments with affiliates for the years ended December 31, 2022 and 2021 were as follows:

(in thousands, except share and per share data)

Note 5. Transactions with Affiliated Companies – (continued)

Portfolio Company	Fair value at December 31, 2021	Transfers in (out)	Purchases (cost)	Sales and paydowns (cost)	PIK interest (cost)	Discount accretion	Net realized gain (loss)	Net unrealized gain (loss)	Fair value at December 31, 2022
Non-controlled affiliate company investment:									
Nastel Technologies, LLC	$ —	$—	$ 3,430	$ —	$—	$ 2	$—	$ 68	$ 3,500
Nastel Technologies, LLC (Revolver)	—	—	—	—	—	—	—	—	—
Nastel Technologies, LLC (3,408 Class A units)	—	—	3,408	—	—	—	—	170	3,578
	—	—	6,838	—	—	2	—	238	7,078
Second Avenue SFR Holdings II LLC (Revolver)[(1)]	2,104	—	2,681	—	—	—	—	(30)	4,755
	2,104	—	2,681	—	—	—	—	(30)	4,755
SFR Holdco, LLC (Junior secured loan)	5,850	—	—	—	—	—	—	—	5,850
SFR Holdco, LLC (Junior secured loan)	—	—	2,316	—	—	—	—	—	2,316
SFR Holdco, LLC (13.9% of equity commitments)	3,900	—	—	—	—	—	—	—	3,900
SFR Holdco, LLC (10.5% of equity commitments)	—	—	1,545	—	—	—	—	—	1,545
	9,750	—	3,861	—	—	—	—	—	13,611
SheerTrans Solutions, LLC	—	—	5,024	(25)	—	6	—	96	5,101
SheerTrans Solutions, LLC (Revolver)	—	—	—	—	—	—	—	—	—
SheerTrans Solutions, LLC (8,642,579 preferred interests)	—	—	8,643	—	—	—	—	—	8,643
	—	—	13,667	(25)	—	6	—	96	13,744
Total non-controlled affiliate company investments	**$11,854**	**$—**	**$27,047**	**$(25)**	**$—**	**$ 8**	**$—**	**$304**	**$39,188**

(in thousands, except share and per share data)

Note 5. Transactions with Affiliated Companies – (continued)

Portfolio Company	Fair value at December 31, 2020	Transfers in (out)	Purchases (cost)	Sales and paydowns (cost)	PIK interest (cost)	Discount accretion	Net realized gain (loss)	Net unrealized gain (loss)	Fair value at December 31, 2021
Non-controlled affiliate company investments:									
Second Avenue SFR Holdings II LLC (Revolver)	$—	$—	$ 2,104	$—	$—	$—	$—	$—	$ 2,104
	—	—	2,104	—	—	—	—	—	2,104
SFR Holdco, LLC (Junior secured loan)	—	—	5,850	—	—	—	—	—	5,850
SFR Holdco, LLC (24.4% of interests)	—	—	3,900	—	—	—	—	—	3,900
	—	—	9,750	—	—	—	—	—	9,750
Total non-controlled affiliate company investments	**$—**	**$—**	**$11,854**	**$—**	**$—**	**$—**	**$—**	**$—**	**$11,854**

(1) Second Avenue SFR Holdings II LLC is a related entity to SFR Holdco, LLC and is being presented as a non-controlled affiliate for that reason.

	For the year ended December 31,					
	2022			2021		
Portfolio Company	Interest Income	Dividend Income	Fee Income	Interest Income	Dividend Income	Fee Income
Non-controlled affiliate company investments:						
Nastel Technologies, LLC	$ 104	$—	$—	$ n/a	$n/a	$n/a
Nastel Technologies, LLC (Revolver)	—	—	—	n/a	n/a	n/a
Nastel Technologies, LLC (Class A units)	—	—	—	n/a	n/a	n/a
	104	—	—	n/a	n/a	n/a
Second Avenue SFR Holdings II LLC (Revolver)	311	—	—	22	—	—
	311	—	—	22	—	—
SFR Holdco, LLC (Junior secured loan)	468	—	—	82	—	—
SFR Holdco, LLC (Junior secured loan)	84	—	—	n/a	n/a	n/a
SFR Holdco, LLC (LLC interest)	—	—	—	—	—	—
SFR Holdco, LLC (LLC interest)	—	—	—	n/a	n/a	n/a
	552	—	—	82	—	—
SheerTrans Solutions, LLC	245	—	—	n/a	n/a	n/a
SheerTrans Solutions, LLC (Revolver)	3	—	—	n/a	n/a	n/a
SheerTrans Solutions, LLC (Preferred interests)	—	—	—	n/a	n/a	n/a
	248	—	—	n/a	n/a	n/a
Total non-controlled affiliate company investments	**$1,215**	**$—**	**$—**	**$104**	**$ —**	**$ —**

(in thousands, except share and per share data)

Note 6. Transactions with Related Parties

The Company has entered into an investment advisory agreement with MC Advisors (the "Investment Advisory Agreement"), under which MC Advisors, subject to the overall supervision of the Board, provides investment advisory services to the Company. The Company pays MC Advisors a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee are borne by the Company's stockholders, unless such fees are waived by MC Advisors.

On April 18, 2022, MC Advisors agreed to permanently waive a portion of the base management fees and incentive fees payable by the Company to MC Advisors under the Investment Advisory Agreement pursuant to a fee waiver letter. The base management fee waiver took effect beginning April 1, 2022 (the "Effective Date") and the incentive fee waivers took effect beginning January 1, 2022.

Beginning with the Effective Date, the base management fee is calculated at an annual rate of 1.25% of average total assets (reduced from 1.50%), which includes assets financed using leverage. Following any future quotation or listing of the Company's securities on a national securities exchange (an "Exchange Listing") or any future quotation or listing of its securities on any other public trading market, the base management fee will be calculated at an annual rate of 1.75% of average invested assets (calculated as total assets excluding cash). The base management fee is payable in arrears.

Base management fees for the years ended December 31, 2022, 2021 and 2020 were $13,011, $6,027 and $2,399, respectively. MC Advisors elected to voluntarily waive $1,701, $1,425 and $1,530 of such base management fees for years ended December 31, 2022, 2021 and 2020, respectively. These base management fee waivers are not subject to recoupment by MC Advisors. Except with respect to the portion of the base management fee waived pursuant to the fee waiver letter, there is no guarantee that MC Advisors will waive additional base management fees in the future.

The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears based on the Company's pre-incentive fee net investment income for the preceding quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee), any expenses payable under the administration agreement (the "Administration Agreement") between the Company and Monroe Capital Management Advisors, LLC ("MC Management") and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income will include, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that the Company has not yet received in cash. MC Advisors is not under any obligation to reimburse the Company for any part of the incentive fee it receives that was based on accrued interest that the Company never actually receives.

Pre-incentive fee net investment income does not include any realized capital gains or losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter where it incurs a loss. For example, if the Company receives pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, the Company will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of the Company's net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable

(in thousands, except share and per share data)

Note 6. Transactions with Related Parties – (continued)

during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.50% per quarter (6% annually).

As of and beginning with the Effective Date, prior to an Exchange Listing, the Company shall pay MC Advisors an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows:

- no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);
- 100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7143% (reduced from 1.76% pursuant to the fee waiver letter effective April 1, 2022) in any calendar quarter prior to an Exchange Listing or 1.88% in any calendar quarter following an Exchange Listing. This portion of the Company’s pre-incentive fee net investment income is referred to as the “catch-up” provision; and
- prior to an Exchange Listing, 12.5% of the amount of the Company’s pre-incentive fee net investment income (a reduction from 15.0% of the amount of the Company’s pre-incentive fee net income), if any, that exceeds 1.7143% (reduced from 1.76% pursuant to the fee waiver letter effective April 1, 2022) in any calendar quarter, and following an Exchange Listing, 20% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 1.88% in any calendar quarter.

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee is a capital gains incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 12.5% (reduced from 15.0% effective January 1, 2022 pursuant to the fee waiver letter) of the Company’s realized capital gains as of the end of the fiscal year. In determining the capital gains incentive fee payable to MC Advisors, the Company calculates the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since the Company’s inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in the Company’s portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since the Company’s inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for the calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to the Company’s portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 12.5% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of the Company’s portfolio in all prior years.

While the Investment Advisory Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, the Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to

(in thousands, except share and per share data)

Note 6. Transactions with Related Parties – (continued)

MC Advisors if the Company's entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

The composition of the Company's incentive fees was as follows:

	For the years ended December 31,		
	2022	2021	2020
Part one incentive fees(1)	$ 7,080	$ 2,937	$ 1,311
Part two incentive fees(2)	(736)	1,512	(132)
Incentive fees, excluding the impact of incentive fee waivers	6,344	4,449	1,179
Incentive fee waivers(3)	(1,468)	(2,440)	(1,311)
Total incentive fees, net of incentive fee waivers	$ 4,876	$ 2,009	$ (132)

(1) Based on pre-incentive fee net investment income.

(2) Based upon net realized and unrealized gains and losses, or capital gains. The Company accrues, but does not pay, a capital gains incentive fee in connection with any unrealized capital appreciation, as appropriate. If, on a cumulative basis, the sum of net realized gain (loss) plus net unrealized gain (loss) decreases during a period, the Company will reverse any excess capital gains incentive fee previously accrued such that the amount of capital gains incentive fee accrued is no more than 12.5% of the sum of net realized gain (loss) plus net unrealized gain (loss).

(3) Represents part one incentive fees voluntarily waived by MC Advisors.

The Company has entered into the Administration Agreement with MC Management, under which the Company reimburses MC Management, subject to the review and approval of the Board, for its allocable portion of overhead and other expenses, including the costs of furnishing the Company with office facilities and equipment and providing clerical, bookkeeping, record-keeping and other administrative services at such facilities, and the Company's allocable portion of the cost of the chief financial officer and chief compliance officer and their respective staffs. To the extent that MC Management outsources any of its functions, the Company will pay the fees associated with such functions on a direct basis, without incremental profit, to MC Management. For the years ended December 31, 2022, 2021 and 2020, the Company incurred $3,688, $1,698 and $1,061, respectively, in administrative expenses (included within Professional fees, Administrative service fees and General and administrative expenses on the consolidated statements of operations) under the Administration Agreement, of which $1,132, $560 and $332, respectively, was related to MC Management overhead and salary allocation and paid directly to MC Management. As of December 31, 2022 and 2021, $369 and $178, respectively, of expenses were due to MC Management under this agreement and are included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.

The Company has entered into a license agreement with Monroe Capital LLC under which Monroe Capital LLC has agreed to grant the Company a non-exclusive, royalty-free license to use the name "Monroe Capital" for specified purposes in its business. Under this agreement, the Company has the right to use the "Monroe Capital" name at no cost, subject to certain conditions, for so long as MC Advisors or one of its affiliates remains its investment adviser. Other than with respect to this limited license, the Company has no legal right to the "Monroe Capital" name or logo.

As of both December 31, 2022 and 2021, the Company had accounts payable to members of the Board of zero, representing accrued and unpaid fees for their services.

(in thousands, except share and per share data)

Note 7. Borrowings

In accordance with the 1940 Act, the Company is permitted to borrow amounts such that its asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2022 and 2021, the Company's asset coverage ratio based on aggregate borrowings outstanding was 199% and 206%, respectively.

The Company's outstanding debt as of December 31, 2022 and 2021 was as follows:

	As of December 31,					
	2022			2021		
	Total Aggregate Principal Amount Committed/ Outstanding(1)	Principal Amount Outstanding	Carrying Value	Total Aggregate Principal Amount Committed/ Outstanding(1)	Principal Amount Outstanding	Carrying Value
Credit Facility	$450,000	$357,400	$354,904(2)	$450,000	$348,600	$344,985(2)
Term Loan	100,000	100,000	98,953(3)	N/A	N/A	N/A
2022 ABS	306,000(4)	306,000	297,629(5)	N/A	N/A	N/A
Total	$856,000	$763,400	$751,486	$450,000	$348,600	$344,985

(1) Represents the total aggregate amount committed or outstanding, as applicable, under such instrument.

(2) Represents the aggregate principal amount outstanding of the Credit Facility (as defined below), less unamortized debt issuance costs. As of December 31, 2022 and 2021, the total unamortized debt issuance costs was $2,496 and $3,615, respectively.

(3) Represents the aggregate principal amount outstanding of the Term Loan (as defined below), less unamortized debt issuance costs. As of December 31, 2022, the total unamortized debt issuance costs was $1,047.

(4) Class C Senior Secured Notes and Subordinated Notes (as defined below) totaling $36,125 and $82,875, respectively, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.

(5) Represents the aggregate principal amount outstanding of the 2022 ABS (as defined below), less unamortized debt issuance costs. As of December 31, 2022, the total unamortized debt issuance costs was $8,371.

Revolving Credit Facility: The Company has a $450,000 Credit Facility with KeyBank National Association through the Company's wholly-owned subsidiary, the SPV. The Company's ability to borrow under the Credit Facility is subject to certain financial and restrictive covenants as well as availability under the borrowing base, which permits the Company to borrow up to 72% of the principal balance of its portfolio company investments depending on the type of investment, subject to a maximum advance rate on the portfolio of 67%. Under the terms of the Credit Facility, the SPV is allowed to reinvest available cash and make new borrowings under the Credit Facility through July 16, 2024. The maturity date of the Credit Facility is July 16, 2026. Distributions from the SPV to the Company are limited by the terms of the Credit Facility, which generally allows for the distribution of net interest income pursuant to a waterfall quarterly during the reinvestment period. As of December 31, 2022 and December 31, 2021, the fair value of investments of the Company that were held in the SPV as collateral for the Credit Facility was $691,225 and $615,978, respectively, and these investments are identified on the consolidated schedules of investments. As of December 31, 2022 and December 31, 2021, the Company had outstanding borrowings under the Credit Facility of $357,400 and $348,600, respectively.

(in thousands, except share and per share data)

Note 7. Borrowings – (continued)

During the reinvestment period, borrowings under the Credit Facility bear interest at an annual rate of LIBOR (one or three month, at the SPV's option and subject to a LIBOR minimum of 0.50%) plus a margin ranging from 2.75% to a maximum of 3.00%, depending on the level of utilization of the facility and the number of obligors of eligible loans pledged as collateral in the SPV. After the reinvestment period, borrowings under the Credit Facility bear interest at an annual rate of LIBOR plus 3.25%. In addition to the stated interest rate on borrowings, the SPV is required to pay an unused commitment fee of (i) 0.50% per annum on any unused portion of the Credit Facility when the outstanding borrowings are less than or equal to 60% of the facility amount and (ii) 0.35% per annum on any unused portion of the Credit Facility when the outstanding borrowings are greater than 60% of the facility. As December 31, 2022 and 2021, the outstanding borrowings were accruing at a weighted average interest rate of 6.9% and 3.3%, respectively.

Term Loan: On December 20, 2022, the Company entered into the Term Loan, a senior secured term credit facility, with KeyBank National Association, as lead arranger and administrative agent, through a special purpose wholly-owned subsidiary, SPV II. The Term Loan initially allowed SPV II to borrow an aggregate principal amount of $100,000, and included an accordion feature which allows the Company, under certain circumstances, to increase the total size of the facility upon request to the administrative agent and with consent of one or more increasing or additional lenders. As of December 31, 2022, the Company had outstanding borrowings under the Term Loan of $100,000. As of December 31, 2022 the fair value of the Company's investments held in SPV II as collateral for the Term Loan was $141,418, and these investments are identified on the accompanying consolidated schedules of investments.

Borrowings under the Term Loan bear interest at Adjusted Term SOFR (subject to a SOFR minimum of 0.50%) plus an applicable margin rate of 2.40% per annum during the initial period, December 20, 2022 through December 20, 2025, and 3.40% per annum during the amortization period, December 21, 2025 through December 20, 2026. The Term Loan matures on December 20, 2026, unless sooner terminated in accordance with its terms. As of December 31, 2022, the outstanding borrowings were accruing at a weighted average interest rate of 6.7%.

During the year ended December 31, 2022, the Company incurred financing costs of $1,058 in conjunction with the Term Loan, which have been capitalized within unamortized deferred financing costs and are amortized into interest and other debt financing expenses over the life of the loan.

Under the terms of the Term Loan, pursuant to a monthly waterfall and subject to the satisfaction of certain coverage tests and portfolio quality tests, SPV II is permitted to reinvest 25% of principal proceeds during the initial period, with the remaining 75% applied to prepay the Term Loan. During the amortization period, pursuant to a monthly waterfall, 100% of principal proceeds must be applied to prepay the Term Loan. The Term Loan contains representations and warranties and affirmative and negative covenants customary for secured financings of this type. The Term Loan also contains customary events of default (subject to certain grace periods, as applicable), including but not limited to the nonpayment of principal, interest or fees, breach of covenants, voluntary or involuntary bankruptcy proceedings and change of control of the borrower.

Asset-Backed Securitization: On April 7, 2022, the Company completed a $425,000 asset-backed securitization (the "2022 ABS"). The notes offered in the 2022 ABS were issued by the 2022 Issuer, a wholly-owned subsidiary of the Company, and are secured by a diversified portfolio of senior secured loans. The transaction was executed through a private placement of $261,375 of Class A Senior Secured Notes, which bear interest at 4.05% (the "Class A Notes"), $44,625 of Class B Senior Secured Notes, which bear interest at 5.15% (the "Class B Notes") and $36,125 of Class C Senior Secured Notes, which bear interest at 7.75% (the "Class C Notes" and collectively with the Class A Notes and the Class B Notes, the "Secured 2022 Notes"), and $82,875 of Subordinated Notes, which do not bear interest (the "Subordinated 2022 Notes" and, together with the Secured 2022 Notes, the "2022 Notes"). The Company retained all of the Class C Notes

(in thousands, except share and per share data)

Note 7. Borrowings – (continued)

and the Subordinated 2022 Notes. The Class A Notes and the Class B Notes are included as debt on the Company's consolidated statements of assets and liabilities. As of December 31, 2022, the Class C and Subordinated Notes were eliminated in consolidation.

The 2022 Issuer used the proceeds from the securitization to, among other things, purchase certain investments from the Company and the SPV. Through April 22, 2024, the 2022 Issuer is permitted to use all principal collections received on the underlying collateral to purchase new collateral under the direction of MC Advisors, in its capacity as collateral manager of the 2022 Issuer, in accordance with the Company's investment strategy and subject to customary conditions set forth in the documents governing the 2022 ABS, allowing the Company to maintain the initial leverage in the 2022 ABS. The 2022 Notes are due on April 30, 2032.

As of December 31, 2022, the fair value of investments of the Company that were held in the 2022 Issuer as collateral was $410,179 and these investments are identified on the consolidated schedule of investments.

Distributions from the 2022 Issuer to the Company are limited by the terms of the indenture governing the 2022 ABS, which generally allows for the payment of interest on the Secured 2022 Notes and the distribution of remaining net interest income to the holders of the Subordinated Notes pursuant to a waterfall quarterly during the reinvestment period.

During the year ended December 31, 2022, the Company incurred financing costs of $9,029 in conjunction with the 2022 ABS, which have been capitalized within unamortized deferred financing costs and are amortized into interest and other debt financing expenses over the life of the notes.

Components of interest expense: The components of the Company's interest and other debt financing expenses and average debt outstanding and average stated interest rate (i.e. the rate in effect plus spread) were as follows:

	For the years ended December 31,		
	2022	2021	2020
Interest expense – Credit Facility	$ 9,799	$ 5,129	$ 1,868
Interest expense – Term Loan	224	—	—
Interest expense – 2022 ABS	9,448	—	—
Amortization of deferred financing costs	2,263	907	293
Total interest and other debt financing expenses	$ 21,734	$ 6,036	$ 2,161
Average debt outstanding	409,913	140,127	49,171
Average stated interest rate	4.7%	3.6%	3.8%

Note 8. Derivative Instruments

The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on future principal and interest cash flows from the Company's investments denominated in foreign currencies. As of December 31, 2022 and 2021, the counterparty to these foreign currency forward contracts was Bannockburn Global Forex, LLC. Net unrealized gain or loss on foreign currency forward contracts are included in net change in unrealized gain (loss) on foreign currency forward contracts and net realized gain or loss on forward currency forward contracts are included in net realized gain (loss) on foreign currency forward contracts on the accompanying consolidated statements of operations.

(in thousands, except share and per share data)

Note 8. Derivative Instruments – (continued)

Certain information related to the Company's foreign currency forward contracts is presented below as of December 31, 2022 and 2021.

	As of December 31, 2022					
Description	**Notional Amount to be Sold**		**Settlement Date**	**Gross Amount of Unrealized Gain**	**Gross Amount of Unrealized Loss**	**Balance Sheet location of Net Amounts**
Foreign currency forward contract	CAD	248	1/5/2023	$ —	$ —	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	127	1/19/2023	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	113	2/17/2023	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	109	3/17/2023	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	426	4/5/2023	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	128	4/19/2023	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	109	5/17/2023	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	121	6/19/2023	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	428	7/5/2023	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	124	7/19/2023	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	112	8/17/2023	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	120	9/19/2023	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	431	10/3/2023	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	116	10/19/2023	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	103	11/17/2023	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	106	12/19/2023	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	429	1/4/2024	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	143	1/17/2024	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	112	2/19/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	105	3/19/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	424	4/3/2024	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	143	4/17/2024	—	(2)	Unrealized gain on foreign currency forward contracts

(in thousands, except share and per share data)

Note 8. Derivative Instruments – (continued)

	As of December 31, 2022					
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	CAD	108	5/17/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	118	6/19/2024	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	417	7/3/2024	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	131	7/17/2024	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	111	8/19/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	114	9/18/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	423	10/2/2024	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	134	10/17/2024	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	110	11/19/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	110	12/18/2024	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	409	1/2/2025	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	133	1/17/2025	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	115	2/20/2025	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	91	3/19/2025	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	14,653	4/2/2025	—	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	128	4/17/2025	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	101	5/19/2025	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	107	6/18/2025	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	128	7/17/2025	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	103	8/19/2025	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	103	9/17/2025	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	130	10/17/2025	—	(2)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	109	11/19/2025	—	(1)	Unrealized gain on foreign currency forward contracts

(in thousands, except share and per share data)

Note 8. Derivative Instruments – (continued)

	As of December 31, 2022						
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	CAD	12,243	12/18/2025	—	(159)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	153	1/18/2023	14	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	140	2/16/2023	12	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	132	3/16/2023	12	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	160	4/20/2023	14	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	121	5/16/2023	11	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	156	6/19/2023	14	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	138	7/18/2023	12	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	146	8/16/2023	13	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	146	9/18/2023	13	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	148	10/18/2023	13	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	140	11/16/2023	12	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	142	12/18/2023	12	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	150	1/17/2024	13	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	143	2/16/2024	12	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	15,410	3/18/2024	1,329	—	Unrealized gain on foreign currency forward contracts
				$1,506	$(210)	

	As of December 31, 2021					
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	CAD	72	1/18/2022	$ —	$ (1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	77	2/17/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	67	3/17/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	74	4/19/2022	—	(1)	Unrealized gain on foreign currency forward contracts

(in thousands, except share and per share data)

Note 8. Derivative Instruments – (continued)

	As of December 31, 2021					
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	CAD	75	5/18/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	72	6/17/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	72	7/19/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	74	8/17/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	74	9/19/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	77	10/19/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	70	11/17/2022	—	(1)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	CAD	12,078	12/19/2022	—	(206)	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	156	1/19/2022	8	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	136	2/16/2022	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	132	3/16/2022	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	146	4/19/2022	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	138	5/17/2022	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	153	6/17/2022	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	138	7/18/2022	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	140	8/16/2022	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	153	9/16/2022	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	152	10/19/2022	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	136	11/16/2022	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	142	12/16/2022	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	153	1/18/2023	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	140	2/16/2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	132	3/16/2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	160	4/20/2023	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	121	5/16/2023	5	—	Unrealized gain on foreign currency forward contracts

(in thousands, except share and per share data)

Note 8. Derivative Instruments – (continued)

	As of December 31, 2021					
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	AUD	156	6/19/2023	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	138	7/18/2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	146	8/16/ 2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	146	9/18/2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	148	10/18/2023	7	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	140	11/16/2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	142	12/18/2023	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	150	1/17/2024	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	143	2/16/2024	6	—	Unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	15,410	3/18/2024	635	—	Unrealized gain on foreign currency forward contracts
Total				$802	$(217)	

For the years ended December 31, 2022, 2021 and 2020, the Company recognized net change in unrealized gain (loss) on foreign currency forward contracts of $711, $742 and ($157), respectively. For the years ended December 31, 2022, 2021 and 2020, the Company recognized net realized gain (loss) on foreign currency forward contracts of $664, $29 and zero, respectively.

Note 9. Income Taxes

The Company has elected to be treated, currently qualifies and intends to qualify annually as a RIC under Subchapter M of the Code. As a RIC, the Company is not taxed on any investment company taxable income or capital gains that it distributes to stockholders. The Company intends to distribute all of its investment company taxable income and capital gains annually. Accordingly, no provision for U.S. federal income tax has been made in the consolidated financial statements.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts in accordance with GAAP and those differences could be material. These book-to-tax differences are either temporary or permanent in nature. Reclassifications due to permanent book-to-tax differences have no impact on net assets.

The following permanent differences were reclassified for tax purposes:

	For the years ended December 31,		
	2022	2021	2020
Increase (decrease) in capital in excess of par value	$(472)	$(388)	$(72)
Increase (decrease) in accumulated undistributed (overdistributed) earnings	472	388	72

Taxable income generally differs from net increase (decrease) in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and

(in thousands, except share and per share data)

Note 9. Income Taxes – (continued)

expenses and generally excludes unrealized gain (loss) on investments as investment gains and losses are not included in taxable income until they are realized.

Capital losses in excess of capital gains earned in a tax year may generally be carried forward and used to offset capital gains, subject to certain limitations. Under the Regulated Investment Company Modernization Act of 2010, capital losses incurred after September 30, 2011 are not subject to expiration and retain their character as either short-term or long-term capital losses. As of December 31, 2022 and 2021, the Company had short-term capital loss carryforwards of $18 and zero, respectively. As of both December 31, 2022 and 2021, the Company had long-term capital loss carryforwards of zero.

The following table reconciles net increase in net assets resulting from operations to taxable income:

	For the years ended December 31,		
	2022	2021	2020
Net increase (decrease) in net assets resulting from operations	$45,841	$27,923	$7,990
Net change in unrealized (gain) loss	4,618	(9,724)	1,041
Other income (loss) for tax but not book	712	741	(157)
Other income not currently taxable	(586)	(693)	(59)
Expenses not currently deductible	(566)	1,270	72
Total taxable income	$50,019	$19,517	$8,887

For income tax purposes, distributions paid to stockholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The following table provides the tax character of distributions paid:

	For the years ended December 31,		
	2022	2021	2020
Ordinary income	$44,332	$20,889	$7,591
Long-term capital gains	—	441	15
Return of capital	—	388	—
Total	$44,332	$21,718	$7,606

The Company's consolidated Taxable Subsidiaries may be subject to U.S. federal and state income taxes. For the years ended December 31, 2022, 2021 and 2020, the Company recorded a net tax expense of approximately $43, zero and zero, respectively, for these Taxable Subsidiaries.

As of December 31, 2022, the estimated cost basis of investments for U.S. federal income tax purposes was $1,465,543, resulting in estimated net unrealized gain of $3,453, comprised of estimated gross unrealized gains and losses of $5,108 and $1,655, respectively. As of December 31, 2021, the estimated cost basis of investments for U.S. federal income tax purposes was $697,019, resulting in estimated net unrealized gain of $7,871, comprised of estimated gross unrealized gains and losses of $8,004 and $133, respectively.

Note 10. Distributions

The Company's distributions to common stockholders are recorded on the applicable record date. The following tables summarize the distributions declared during the years ended December 31, 2022, 2021 and 2020, respectively:

(in thousands, except share and per share data)

Note 10. Distributions – (continued)

Date Declared	Record Date	Payment Date[(1)]	Amount Per Share	Distribution Declared
Year ended December 31, 2022:				
January 4, 2022	January 4, 2022	March 31, 2022	$0.07	$ 2,439
January 4, 2022	February 1, 2022	March 31, 2022	0.07	2,439
January 4, 2022	March 1, 2022	March 31, 2022	0.06	2,435
April 1, 2022	April 18, 2022	June 30, 2022	0.07	3,222
April 1, 2022	May 16, 2022	June 30, 2022	0.07	3,223
April 1, 2022	June 17, 2022	June 30, 2022	0.06	3,730
July 1, 2022	July 15, 2022	September 30, 2022	0.07	3,759
July 1, 2022	August 15, 2022	September 30, 2022	0.07	3,759
July 1, 2022	September 16, 2022	September 30, 2022	0.06	4,321
October 12, 2022	October 17, 2022	December 30, 2022	0.08	4,794
October 12, 2022	November 14, 2022	December 30, 2022	0.07	4,787
October 12, 2022	December 16, 2022	December 30, 2022	0.07	5,424
Total distributions declared			$0.82	$44,332

Date Declared	Record Date	Payment Date[(1)]	Amount Per Share	Distribution Declared
Year ended December 31, 2021:				
March 4, 2021	March 8, 2021	March 12, 2021	$0.20	$ 2,766
May 6, 2021	May 6, 2021	May 13, 2021	0.20	3,841
May 6, 2021	May 14, 2021	June 30, 2021	0.13	2,576
May 6, 2021	June 1, 2021	June 30, 2021	0.07	1,472
July 1, 2021	July 1, 2021	September 30, 2021	0.07	1,482
July 1, 2021	August 1, 2021	September 30, 2021	0.07	1,482
July 1, 2021	September 1, 2021	September 30, 2021	0.06	1,884
October 1, 2021	October 1, 2021	December 30, 2021	0.07	1,896
October 1, 2021	November 1, 2021	December 30, 2021	0.07	1,896
October 1, 2021	December 1, 2021	December 30, 2021	0.06	2,423
Total distributions declared			$1.00	$21,718

Date Declared	Record Date	Payment Date[(1)]	Amount Per Share	Distribution Declared
Year ended December 31, 2020:				
May 13, 2020	May 13, 2020	May 20, 2020	$0.20	$1,764
August 6, 2020	August 6, 2020	August 13, 2020	0.20	2,116
November 9, 2020	November 9, 2020	November 13, 2020	0.20	2,339
Total distributions declared			$0.60	$6,219

(in thousands, except share and per share data)

Note 10. Distributions – (continued)

---

(1) The portion of the Company's distribution that is to be reinvested pursuant to the DRIP is issued to the Company's stockholders on the payment date.

The following tables summarize the Company's distributions reinvested during the years December 31, 2022, 2021 and 2020, respectively:

Payment Date	NAV Per Share	DRIP Shares Issued	DRIP Shares Value
Year ended December 31, 2022:			
March 31, 2022	$10.10	217,369	$ 2,195
June 30, 2022	$10.16	344,760	3,503
September 30, 2022	$10.10	418,151	4,224
December 30, 2022	$10.10	537,318	5,427
Total proceeds		1,517,598	$15,349

Payment Date	NAV Per Share	DRIP Shares Issued	DRIP Shares Value
Year ended December 31, 2021:			
March 12, 2021	$ 9.94	77,598	$ 771
May 13, 2021	$10.06	103,582	1,042
June 30, 2021	$10.06	109,029	1,097
September 30, 2021	$ 9.94	130,031	1,293
December 30, 2021	$10.06	176,352	1,774
Total proceeds		596,592	$5,977

Payment Date	NAV Per Share	DRIP Shares Issued	DRIP Shares Value
Year ended December 31, 2020:			
March 17, 2020	$10.00	35,717	$ 357
May 20, 2020	$ 9.49	53,408	507
August 13, 2020	$ 9.70	62,063	602
November 13, 2020	$ 9.80	66,700	654
Total proceeds		217,888	$2,120

Note 11. Stock Issuances and Shares Repurchase Program

Stock Issuances

As of December 31, 2022, the total number of shares of all classes of capital stock that the Company has the authority to issue was 100,000,000 shares of common stock, par value $0.001 per share.

(in thousands, except share and per share data)

Note 11. Stock Issuances and Shares Repurchase Program – (continued)

The following tables summarize the issuance of shares of the Company's common stock during the years ended December 31, 2022, 2021 and 2020:

Date	NAV Per Share	Shares Issued	Proceeds
For the year ended December 31, 2022:			
March 15, 2022	$10.10	12,173,590	$122,953
May 17, 2022	$10.16	8,022,706	81,511
August 16, 2022	$10.10	8,681,792	87,686
November 15, 2022	$10.10	8,895,565	89,845
Total		37,773,653	$381,995

Date	NAV Per Share	Shares Issued	Proceeds
For the year ended December 31, 2021:			
March 15, 2021	$ 9.74	5,301,797	$ 51,639
May 18, 2021	$ 9.86	2,792,748	27,537
August 18, 2021	$ 9.94	6,086,569	60,500
November 17, 2021	$10.06	7,959,940	80,077
Total		22,141,054	$219,753

Date	NAV Per Share	Shares Issued	Proceeds
For the year ended December 31, 2020:			
January 2, 2020	$10.00	2,036,841	$20,369
May 15, 2020	$ 9.29	1,580,867	14,686
August 17, 2020	$ 9.50	1,049,263	9,968
November 16, 2020	$ 9.60	2,068,125	19,854
Total		6,735,096	$64,877

During the years ended December 31, 2022, 2021 and 2020, the Company also issued 1,517,598 shares for an aggregate value of $15,349, 596,592 shares for an aggregate value of $5,977 and 217,888 shares for an aggregate value of $2,120, respectively, under the DRIP as disclosed in Note 10.

Share Repurchase Program

During 2022, the Company commenced a quarterly share repurchase program in which the Company intends to repurchase, in each quarter, up to 5% of the shares of common stock outstanding as of the close of the previous calendar quarter (the "Share Repurchase Program"), subject to the discretion of the Board. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the Company's best interest and the best interest of the Company's stockholders. As a result, share repurchases may not be available each quarter. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934 and the 1940 Act and subject to compliance with applicable covenants and restrictions under the Company's financing arrangements. All shares repurchased by the Company pursuant to the terms of each tender offer will be redeemed and thereafter will be authorized and unissued shares.

(in thousands, except share and per share data)

Note 11. Stock Issuances and Shares Repurchase Program – (continued)

The following table summarizes the total shares repurchased that were validly tendered under the Share Repurchase Program and not withdrawn during the year ended December 31, 2022:

Date	Price Per Share	Shares Repurchased	Total Cost
For year ended December 31, 2022:			
April 15, 2022	$10.10	641,640	$ 6,480
June 16, 2022	$10.16	333,527	3,389
September 16, 2022	$10.10	139,216	1,406
December 15, 2022	$10.10	208,828	2,110
Total		1,323,211	$13,385

There were no shares repurchased during the years ended December 31, 2021 and 2020.

Note 12. Commitments and Contingencies

Commitments: As of December 31, 2022 and 2021, the Company had $319,237 and $125,204, respectively, in outstanding commitments to fund investments under undrawn revolvers, delayed draw commitments and subscription agreements. Management believes that the Company's available cash balances and/or ability to draw on the Credit Facility or raise additional leverage facilities provide sufficient funds to cover its unfunded commitments as of December 31, 2022.

Indemnifications: In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnification. The Company's maximum exposure under these agreements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnification provisions to be remote.

Concentration of credit and counterparty risk: Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market risk: The Company's investments and borrowings are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments and borrowings are traded.

Legal proceedings: In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company is not currently aware of any such proceedings or disposition that would have a material adverse effect on the Company's consolidated financial statements.

(in thousands, except share and per share data)

Note 13. Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2022, 2021, 2020 and 2019:

	For the years ended December 31,			
	2022	2021	2020	2019
Per share data:				
Net asset value at beginning of period[(1)]	$ 10.10	$ 9.94	$ 10.00	$ 10.00
Net investment income (loss)[(2)]	0.90	0.76	0.85	0.57
Net gain (loss)[(2)]	(0.07)	0.44	(0.10)	0.22
Net increase (decrease) in net assets resulting from operations[(2)]	0.83	1.20	0.75	0.79
Stockholder distributions – ordinary income	(0.82)	(0.96)	(0.60)	(0.77)
Stockholder distributions – long-term capital gains	—	(0.02)	—	—
Stockholder distributions – return of capital	—	(0.02)	—	—
Other[(3)]	0.02	(0.04)	(0.21)	(0.02)
Net asset value at end of period	$ 10.13	$ 10.10	$ 9.94	$ 10.00
Total return based on average net asset value[(4)]	8.04%	11.57%	7.86%	9.80%
Ratio/Supplemental data:[(7)]				
Net assets at end of period	$ 754,916	$ 369,448	$ 137,513	$ 68,745
Shares outstanding at end of period	74,533,202	36,565,162	13,827,515	6,874,532
Portfolio turnover[(5)]	14.38%	22.52%	18.55%	10.43%
Ratio of total investment income to average net assets[(6)]	16.08%	13.31%	12.86%	12.53%
Ratio of expenses to average net assets with waivers and expense reimbursement[(6)]	7.34%	5.97%	4.02%	5.16%

(1) The beginning net asset value for 2019 represents the initial price on January 15, 2019.

(2) The per share data was derived by using the weighted average shares outstanding during the periods presented.

(3) Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the year and certain per share data based on shares outstanding as of a year end or transaction date.

(4) Total return based on average net asset value is calculated by dividing the net increase (decrease) in net assets resulting from operations by the average net asset value.

(5) Ratios for the period January 15, 2019 to December 31, 2019 are not annualized.

(6) Ratios for the period January 15, 2019 to December 31, 2019 are not annualized. Incentive fees included within the ratios are not annualized.

(7) The following is a schedule of supplemental ratios for the years presented.

(in thousands, except share and per share data)

Note 13. Financial Highlights – (continued)

	2022	2021	2020	2019
Ratio of expenses to average net assets without waivers and expense reimbursement(6)	7.90%	7.57%	6.82%	8.68%
Ratio of net investment income (loss) to average net assets without waivers and expense reimbursement(6)	8.18%	5.74%	6.04%	3.85%
Ratio of net investment income (loss) to average net assets with waivers and expense reimbursement(6)	8.74%	7.34%	8.84%	7.37%

Note 14. Subsequent Events

The Company has evaluated subsequent events through March 15, 2023, the date on which the consolidated financial statements were issued.

On January 13, 2023, the Board declared the following distributions:

Record Date	Payment Date	Amount Per Share
January 17, 2023	March31,2023	$0.0834
February 15, 2023	March31,2023	0.0833
March 15, 2023	March31,2023	0.0833
Total dividends declared		$0.2500

On February 3, 2023, the Company increased the facility amount pursuant to the accordion feature of the Term Loan from $100,000 of aggregate commitments to $155,000 of aggregate commitments and the Company borrowed up to the new aggregate commitments under the Term Loan.

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Exhibits

Exhibit Number	Description of Document
3.1	Articles of Incorporation[1]
3.2	Articles of Amendment and Restatement[2]
3.3	Amended and Restated Bylaws[1]
4.1	Description of Securities*
10.1	Expense Agreement between the Company and MC Management[1]
10.2	Investment Advisory Agreement between the Company and MC Advisors[6]
10.3	Administration Agreement between the Company and MC Management[2]
10.4	License Agreement between the Company and Monroe Capital, LLC[2]
10.5	Form of Indemnification Agreement[2]
10.6	Dividend Reinvestment Plan[2]
10.7	Custody Agreement between the Company and U.S. Bank National Association, as custodian[3]
10.8	Transfer Agent agreement between the Company and U.S. Bank National Association, as transfer agent[3]
10.9	Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian[6]
10.10	Purchase and Contribution Agreement between MC Income Plus Financing SPV LLC, as buyer, and the Company, as seller[5]
10.11	Account Control Agreement among MC Income Plus Financing SPV LLC, as pledgor; the Company, as collateral manager; U.S. Bank National Association, in its capacity as collateral agent, as secured party and securities intermediary[5]
10.12	Facility Amount Increase to the Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[4]
10.13	First Amendment and Waiver to the Amended and Restated Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Associated, as collateral agent, collateral administrator and document custodian.[7]
10.14	Second Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[8]
10.15	Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[8]
10.16	Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[9]

Exhibit Number	Description of Document
10.17	Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[10]
10.18	Third Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[11]
10.19	Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[12]
10.20	Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[13]
10.21	Fourth Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.[14]
10.22	Indenture, dated as of April 7, 2022, by and between Monroe Capital Income Plus ABS Funding, LLC, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee.[15]
10.23	Collateral Management Agreement, dated as of April 7, 2022, by and between Monroe Capital Income Plus ABS Funding, LLC, as Issuer, and Monroe Capital BDC Advisors, LLC, as Collateral Manager.[15]
10.24	Loan Sale Agreement, dated as of April 7, 2022, by and between Monroe Capital Income Plus Corporation, as Seller, and Monroe Capital Income Plus ABS Funding, LLC, as Buyer.[15]
10.25	Fee Waiver Letter delivered to Monroe Capital Income Plus Corporation by Monroe Capital BDC Advisors, LLC, dated April 18, 2022.[16]
10.26	Fee Waiver Letter delivered to Monroe Capital Income Plus Corporation by Monroe Capital BDC Advisors, LLC, dated July 28, 2022.[18]
10.27	Term Credit and Security Agreement among MC Income Plus Financing SPV II LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator; and U.S. Bank National Association, as document custodian.[19]
10.28	Purchase and Contribution Agreement between MC Income Plus Financing SPV II LLC, as buyer, and the Company, as seller.[19]
10.29	Account Control Agreement among MC Income Plus Financing SPV II LLC, as pledger; the company, as collateral manager; U.S. Bank Trust Company, National Association, in its capacity as collateral agent, as secured party; and U.S. Bank National Association, as securities intermediary.[19]

Exhibit Number	Description of Document
10.30	First Amendment to the Term Credit and Security Agreement among MC Income Plus Financing SPV II LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator; and U.S. Bank National Association, as document custodian.*
21.1	List of Subsidiaries*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

_____

* Filed herewith

(1) Previously filed as an exhibit to amendment no. 1 to the registration Statement on Form 10 (File No. 000-55941) filed with the SEC on July 30, 2018

(2) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 7, 2018

(3) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 14, 2018

(4) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 9, 2019

(5) Previously filed as an exhibit to the annual report on Form 10-K filed with the SEC on March 13, 2019

(6) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on May 5, 2020

(7) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 19, 2020

(8) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on January 15, 2021

(9) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 27, 2021

(10) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on June 29, 2021

(11) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on July 22, 2021

(12) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on July 30, 2021

(13) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on August 19, 2021

(14) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 22, 2021

(15) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 13, 2022

(16) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 22, 2022

(17) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 29, 2022

(18) Previously filed as an exhibit to the quarterly report on Form 10-Q filed with the SEC on August 12, 2022.

(19) Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 21, 2022.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

Monroe Capital Income Plus Corporation (Registrant)

By /s/ Theodore L. Koenig
    _____
    Theodore L. Koenig
    Chairman, Chief Executive Officer and Director
    (Principal Executive Officer)

By /s/ Lewis W. Solimene, Jr.
    _____
    Lewis W. Solimene, Jr.
    Chief Financial Officer and Chief Investment Officer
    (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Theodore L. Koenig Theodore L. Koenig	Chairman, Chief Executive Officer and Director *(Principal Executive Officer)*	March 15, 2023
/s/ Lewis W. Solimene, Jr. Lewis W. Solimene, Jr.	Chief Financial Officer and Chief Investment Officer *(Principal Financial and Accounting Officer)*	March 15, 2023
/s/ Russel Miron Russel Miron	Director	March 15, 2023
/s/ Roger Schoenfeld Roger Schoenfeld	Director	March 15, 2023
/s/ Thomas J. Allison Thomas J. Allison	Director	March 15, 2023

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